
MAY 0 4 2011
211



11007462



MarketAxess®

Letter to Stockholders

Notice of Meeting and Proxy Statement for our 2011 Annual Meeting of Stockholders

2010 Annual Report on Form 10-K

Dear Fellow Stockholders and Clients:

We are pleased to report another strong year of revenue and earnings growth for the company. Our strategy during the credit crisis to broaden and diversify our business enabled us to capitalize on the growing appetite for electronic trading and strong industry-wide bond volumes in 2010. This resulted in record volumes, revenue and pre-tax income in 2010. Our revenue growth was driven primarily by market share gains, as U.S. high-grade industry trading volumes were largely flat compared to 2009. In addition, our regional dealer fee plan and higher value bond trades have allowed the company to maintain attractive fee capture.

Our estimated market share in U.S. high-grade corporate bonds reached 8.4% of the total volume reported in 2010 by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"). This represented an increase of more than two percentage points, from 6.2% in 2009. Volume in our "Other" products category was up a healthy 66% in 2010 compared to 2009, primarily due to higher agency and emerging market debt volume.

The operating leverage in our business helped to deliver a 69% increase in pre-tax income in 2010 on a revenue increase of 28%. Operating margin for the full year expanded to 35%, up from 26% in 2009. More than 66% of the additional revenue we earned in 2010 compared to 2009 fell directly to pre-tax income.

An increased area of focus for us in the latter half of 2010 was on the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which marks the greatest change to financial supervision since the 1930s. A key objective of the Dodd-Frank Act is to promote greater market transparency. Among the most significant provisions of the Dodd-Frank Act relating to the derivatives markets are: the requirement for mandatory clearing, through regulated central clearing organizations, of all swaps that the CFTC or the SEC has determined should be cleared ("clearable swaps"); and mandatory trading of clearable swaps on a board of trade designated as a contract market or a securities exchange or through a "swap execution facility," or SEF.

MarketAxess is ideally positioned to operate as a SEF and we are optimistic that this regulatory reform will create new opportunities for us in the OTC derivative markets, particularly in credit default swaps. Our trading protocols are already largely consistent with the proposed rules issued by both the CFTC and SEC in accordance with the Dodd-Frank Act. Our existing governance model meets the criteria for independence established in the conflict of interest rule proposals, and we have a large and established network of institutional credit market participants.

We also see an attractive set of future opportunities to extend our e-trading solutions into growing international credit markets. In late 2010 we expanded our credit trading platform into Asia to offer institutional investors in the AsiaPacific region, including central banks, sovereign wealth funds, pension funds and asset and wealth managers, access to our global network of broker-dealers.

Some of our financial highlights for 2010, as compared to 2009, include:

- Record revenues of $146.2 million, up 27.8%
- Record pre-tax income of $50.9 million, up 69.4%
- Record pre-tax margin of 34.8%, up from 26.3%
- EBITDA of $57.3 million, up 55.3%
- Net income of $31.4 million, or $0.80 per diluted share, up 95.2%
- Operating margins increased to 34.8% from 26.3%

Our business highlights for 2010, as compared to 2009, include:

- Total trading volume increased 34.4% to $402.3 billion;
- Variable transaction fees increased 36.5% to $72.0 million;
- We continued to expand the dealer counterparties available to our institutional investor clients, adding a net 11 new market-making dealers, bringing our global dealer group to 78 participants;

- Overall market trading volumes remained strong through 2010. High-grade secondary market volumes as measured by FINRA TRACE were $2,886 billion in 2010 compared to $2,865 billion in 2009;
- We added preferred securities to our product set in 2010 and laid the groundwork for the addition of asset-backed securities in early 2011;
- We were recognized by Credit magazine as "Best e-trading platform for corporate bonds and CDS" in the U.S. and Europe, and by Financial News as "Best OTC Trading System" and "Best Fixed-Income Trading Platform" in the Awards for Excellence in Trading & Technology — Europe 2010.

Our free cash flow for the year increased to $57 million, providing the financial flexibility to comfortably execute a share repurchase program during the year and meet our quarterly cash dividends. In June 2010, the Company's board of directors approved a $30 million share repurchase program, which was completed in November. Due to the growth in free cash flow, in the fourth quarter our board of directors declared an increase in the regular quarterly cash dividend from $0.07 to $0.09 per share. Our board will continue to consider capital management opportunities for our stockholders.

While the MarketAxess business achieved many new milestones in 2010, we are focused on the growing set of opportunities in front of us. Our core electronic bond trading business is showing signs of accelerating growth. The addressable market is large and our competitive position is strong. For over a decade we have delivered valuable technology solutions to our customers in order to create volume, revenue and earnings momentum. We are now embarking on an unprecedented period of regulatory change for OTC derivatives that appears likely to expand electronic trading in the derivatives market and beyond. These changes are creating a host of new opportunities to provide e-trading solutions to our dealer and investor clients that will help them meet regulatory requirements and improve trading efficiency.

We are very optimistic about the continued growth of electronic trading in the bond and OTC derivative markets and our employees remain committed to delivering superior returns for our stockholders.

As always, we thank you for your continued support.

Sincerely,



Richard M. McVey
Chairman of the Board and Chief Executive Officer
April 27, 2011


MarketAxess®

MarketAxess Holdings Inc.
299 Park Avenue, 10th Floor
New York, New York 10171

April 27, 2011

To the Stockholders of MarketAxess Holdings Inc.:

You are invited to attend the 2011 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "*Company*") scheduled for Thursday, June 9, 2011, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017. The Company's Board of Directors and management look forward to seeing you.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

We are pleased to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. On April 27, 2011, we mailed to our stockholders a Notice containing instructions on how to access our proxy statement and Annual Report on Form 10-K for the year ended December 31, 2010 and vote online. The proxy statement contains instructions on how you can receive a paper copy of the proxy statement, proxy card and Annual Report if you only received a Notice by mail.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting in person, your shares should be represented and voted. After reading the enclosed proxy statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy card in the pre-addressed envelope that we have included for your convenience. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey

Richard M. McVey
Chairman and Chief Executive Officer

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MarketAxess Holdings Inc.
299 Park Avenue, 10th Floor
New York, New York 10171

NOTICE OF
2011 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of MarketAxess Holdings Inc.:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc., a Delaware corporation (the "*Company*"), will be held on Thursday, June 9, 2011, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

At the Annual Meeting we will:

1. vote to elect the 11 nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2012 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2011;

3. hold an advisory vote on the compensation of the Company's named executive officers as disclosed in this Proxy Statement;

4. hold an advisory vote on the frequency of future advisory votes on the compensation of the Company's named executive officers; and

5. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 12, 2011. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 12, 2011. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the proxy card; (2) sign and return a paper proxy card; or (3) vote in person at the Annual Meeting.

By Order of the Board of Directors,



Charles Hood
General Counsel and Corporate Secretary

New York, New York
April 27, 2011

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND COMPLETE AND SUBMIT YOUR PROXY CARD VIA THE INTERNET OR SIGN AND DATE YOUR PAPER PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE. ALTERNATIVELY, YOU MAY BE ABLE TO SUBMIT YOUR PROXY BY TOUCH-TONE PHONE AS INDICATED ON THE PROXY CARD.

TABLE OF CONTENTS

MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor
New York, New York 10171

PROXY STATEMENT for the 2011 ANNUAL MEETING OF STOCKHOLDERS To Be Held On June 9, 2011

GENERAL INFORMATION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (the "*Board*" or "*Board of Directors*") of MarketAxess Holdings Inc., a Delaware corporation ("*MarketAxess*," the "*Company*," "*we*" or "*our*"), to be used at our 2011 Annual Meeting of Stockholders (the "*Annual Meeting*") scheduled for Thursday, June 9, 2011, at 10:00 a.m., Eastern Daylight Time, at the InterContinental New York Barclay Hotel, 111 East 48th Street, New York, New York 10017.

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being mailed to stockholders on or about April 27, 2011. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 9, 2011 meeting.

Holders of record of our common stock, par value $0.003 per share ("*Common Stock*"), at the close of business on April 12, 2011 (the "*Record Date*") are entitled to notice of, and to vote, at the Annual Meeting. On that date, there were 34,949,764 shares entitled to be voted.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (*i.e.*, authorizing someone to vote your shares). If you vote via the Internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than Proposals 1, 2, 3 or 4 listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of the nominees for director named herein, FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2011, FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement, "Once Per Year" on the frequency of our advisory vote on executive compensation, and in accordance with the best judgment of the persons appointed as proxies with respect to any other matters that properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee, see the information under the heading *Voting — Broker authority to vote.*

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting in person), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings *Solicitation of Proxies* and *Voting.*

We are furnishing proxy materials to our stockholders primarily via the Internet. On April 27, 2011, we mailed beneficial owners of our Common Stock a Notice of Internet Availability containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice of Internet Availability also instructs you on how to vote via the Internet or by telephone. Other stockholders, in accordance with their prior requests, received e-mail notification of how to access our proxy materials and vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting form. All beneficial owners will have the ability to access the proxy materials, including this Proxy Statement and our Annual Report, on the website referred to in the Notice.

Internet distribution of our proxy materials is designed to provide our stockholders with the information they need, while lowering costs of delivery and reducing the environmental impact of our Annual Meeting. However, if you would prefer to receive paper copies of proxy materials, please follow the instructions included in the Notice of Internet Availability. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 9, 2011

Our Proxy Statement and 2010 Annual Report to Stockholders are available at https://materials.proxyvote.com/57060D

SOLICITATION OF PROXIES

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal. In addition, with respect to Proposal 1 (the election of directors), you may, if you desire, indicate on the proxy card that you are not authorizing the designated individuals to vote your shares for one or more of the nominees.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of a notice of Internet availability of proxy materials, this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

VOTING

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 34,949,764 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

If you hold your shares through a stock broker, nominee, fiduciary or other custodian, you may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the notice before your proxy will be accepted. In addition to the instructions that appear on the notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 8, 2011 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, you may submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares in person at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote in person at the Annual Meeting; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the meeting. If you plan to attend the Annual Meeting, you will need to bring proof of your ownership of our Common Stock as of the close of business on April 12, 2011, the Record Date.

For Shares Registered in the Name of a Brokerage Firm or Bank: You may vote in person at the Annual Meeting; however, you will need to bring an account statement or other acceptable evidence of ownership of

Common Stock as of the close of business on April 12, 2011. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting in person by ballot.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171, (2) subsequently filing another proxy bearing a later date or (3) attending the Annual Meeting and voting in person by ballot.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you must obtain an account statement or other acceptable evidence of ownership of our Common Stock or a proxy from the holder of record of your shares in order to vote in person at the Annual Meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the election of directors and ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters without such voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. The affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of directors (Proposal 1). This means that the 11 individuals who receive the highest number of votes will be elected as directors. For the election of directors, which requires a plurality of the votes cast, broker non-votes and votes withheld from one or more nominees will be excluded entirely from the vote and will have no effect on the outcome.

Other Items. For the ratification of our independent registered public accounting firm (Proposal 2) and the adoption of a resolution approving on a non-binding, advisory basis the compensation of the Company's named executive officers (Proposal 3), the proposals will be decided by the affirmative vote of the holders of a majority of the shares present in person or represented by proxy. Abstentions will be counted for purposes of determining the number of votes cast on the proposal and will have the same effect as negative votes. Broker non-votes will not be counted as shares present and entitled to vote.

With respect to the frequency of future advisory votes on the compensation of the Company's named executive officers (Proposal 4), approval of a frequency requires votes for that frequency from a majority of the votes cast. Because stockholders have four choices (one year, two years, three years or abstain) on the advisory approval of a frequency of future votes on the compensation of the Company's named executive officers, it is possible that no frequency will receive a majority vote. If no frequency receives the affirmative vote of a majority of the votes cast, our Board intends to regard the frequency receiving the greatest number of votes as the recommendation of our stockholders. Abstentions and broker non-votes will not have any effect on the matter. The Board and the Compensation Committee will consider the outcome of the vote when making their determination regarding how frequently (every one, two or three years) over the next six years the advisory vote will be held, after which period another frequency vote will be held.

Certain stockholder-related matters

We have not received notice of any stockholder proposals that may be properly presented at the Annual Meeting. For information regarding inclusion of stockholder proposals in our 2012 Annual Meeting, see the information in this Proxy Statement under the section heading *Other Matters — Stockholder proposals for 2012 Annual Meeting.*

AVAILABILITY OF CERTAIN DOCUMENTS

Householding of Annual Meeting materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.marketaxess.com or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2010, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, NY 10171 or 212-813-6000.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 12 directors, ten of whom are not our employees. Each of the nominees for director was elected by the Company's stockholders on June 3, 2010. The directors will be elected for a term that begins at the 2011 Annual Meeting of Stockholders and ends at the 2012 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation or removal.

Robert W. Trudeau, who was initially elected as a director on July 15, 2008 by the majority of the outstanding shares of our Series B Preferred Stock, has chosen not to stand for reelection. Mr. Trudeau's resignation from the Board shall be effective as of the date of the Annual Meeting and, as a result, the Board has determined to reduce the number of directors constituting the full Board from 12 to 11, effective as of such date.

Your vote

If you sign the enclosed proxy card and return it to the Company, your proxy will be voted **FOR** all directors, for terms expiring in 2012, unless you specifically indicate on the proxy card that you are withholding authority to vote for one or more of the nominees.

A plurality of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees. Votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Board recommendation

The Board unanimously recommends that you vote "FOR" the election of each of the following nominees:

Richard M. McVey
Dr. Sharon Brown-Hruska
Roger Burkhardt
Stephen P. Casper
David G. Gomach
Carlos M. Hernandez
Ronald M. Hersch
Jerome S. Markowitz
T. Kelley Millet
Nicolas S. Rohatyn
John Steinhardt

Each of these nominees is currently serving as a director on our Board, and each nominee has agreed to serve on the Board if he or she is elected. If any nominee is unable (or for whatever reason declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included below under *Director information.*

Qualifications for director nominees

The minimum qualifications for Board consideration are:

- substantial experience working as an executive officer for, or serving on the board of, a public company; or

- significant accomplishment in another field of endeavor related to the strategic running of our business; and
- an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company.

A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors must demonstrate strong leadership skills and should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board. The key experience, qualifications and skills each of our directors brings to the Board that are important in light of our business are included in their individual biographies below.

Our Board does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. Our Corporate Governance Guidelines, however, require the Board's Nominating and Corporate Governance Committee to review the qualifications of the directors and the composition of the Board as a whole. This assessment includes not only the independence of the directors, but consideration of required minimum qualifications, skills, expertise and experience in the context of the needs of the Board and its ability to oversee the Company's business.

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the 2011 Annual Meeting of Stockholders and ending at the 2012 Annual Meeting of Stockholders.

Richard M. McVey
Director since April 2000

Richard M. McVey (51) has been Chief Executive Officer and Chairman of our Board of Directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed-Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan's North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. He currently serves on the board of directors of Blue Mountain Credit Alternatives L.P., an asset management fund focused on the credit markets and equity derivatives markets. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Mr. McVey's role as one of our founders and his service as our Chief Executive Officer for over a decade give him deep knowledge and understanding of all aspects of the business and operations of MarketAxess. Mr. McVey's extensive experience in the financial services industry, including significant leadership roles at JPMorgan, has provided comprehensive knowledge of the financial markets that we serve and the institutions and dealers that are our clients.

Dr. Sharon Brown-Hruska
Director since April 2010

Dr. Sharon Brown-Hruska (51) is a Vice President in the Securities and Finance Practice of National Economic Research Associates (NERA). She is a leading expert in securities, derivatives and risk management. Prior to joining NERA, she served as Commissioner (2002-2006) and Acting Chairman (2004-2005) of the U.S. Commodity Futures Trading Commission and as a member of the President's Working Group on Financial Markets. Dr. Brown-Hruska has advised exchanges, businesses and governments on regulation and compliance issues and has addressed numerous governmental and financial organizations, including U.S. House and Senate committees, the International Monetary Fund and the International Organization of Securities Commissioners. She has spoken extensively on the regulation of derivatives and the financial entities that use them to the Managed Funds Association, the Futures Industry Association, the International Swaps and Derivatives Association and other financial industry associations. She is also widely published, with articles appearing in *Capital Markets Law Journal*, *Barron's*, *Journal of Futures Markets*, *Regulation*, *Review of Futures Markets* and other publications. Before her public service, Dr. Brown-Hruska was an Assistant Professor of Finance at George Mason University and at Tulane University. She holds Ph.D. and M.A. degrees in economics and a B.A. in economics and international studies from Virginia Polytechnic Institute and State University.

Dr. Brown-Hruska's experience as a regulator and her academic focus on securities, derivatives and risk management give her extensive knowledge of the development and implementation of the regulatory structure of the financial services and securities industries, as well as the effects of regulatory matters on companies operating in those industries. Dr. Brown-Hruska provides the Board with valuable insight into the regulatory process and an understanding of how financial entities may best manage risk.

Roger Burkhardt
Director since July 2007

Roger Burkhardt (50). From July 2007 until December 2010, Mr. Burkhardt was the President and Chief Executive Officer of Ingres Corporation, a provider of business open source software and solutions. Mr. Burkhardt joined Ingres Corporation as President and Chief Operating Officer in July 2006. From 2000 until 2006, Mr. Burkhardt was Chief Technology Officer and Executive Vice President of NYSE Group, Inc. Prior to his tenure with the NYSE, Mr. Burkhardt held various capital markets-related technology positions, including serving as President of listed equities at Optimark Technologies, Inc., and director of capital markets at IBM. Mr. Burkhardt holds bachelors and masters degrees in physics from Oxford University and an M.B.A. in finance from New York University.

Mr. Burkhardt brings to the Board significant technology leadership experience and knowledge gained from a variety of perspectives in the financial services industry.

Stephen P. Casper
Director since April 2004

Stephen P. Casper (61) is the President of TRG Management L.P., a position he has held since April 2010. From September 2008 to April 2010, Mr. Casper was a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("*FFTW*"), a specialist manager of U.S., global and international fixed-income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is a member of the Investment Committee of the Brooklyn Museum. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, from which he graduated *magna cum laude*, *Beta Gamma Sigma*, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

Mr. Casper's experience in the fixed-income markets and financial services industry and his experience in financial reporting and accounting roles bring extensive public accounting, financial reporting, risk management and leadership skills to the Board.

David G. Gomach
Director since February 2005

David G. Gomach (52) is retired. Mr. Gomach was the Chief Financial Officer and Treasurer of School Specialty, Inc. from September 2006 through June 2007, having joined as Executive Vice President — Finance in August 2006. Prior to School Specialty, Mr. Gomach held various positions at the Chicago Mercantile Exchange ("*CME*") from 1987 to 2004. From June 1997 until his retirement from the CME in November 2004, he served as Chief Financial Officer. From 1996 until 1997, Mr. Gomach served as Vice President, Internal Audit and Administration. Also, during his tenure at the CME, he was a Senior Director and Assistant Controller. Prior to joining the CME, Mr. Gomach held positions at Perkin-Elmer, Singer Corporation and Mercury Marine, a subsidiary of Brunswick Corporation. Mr. Gomach is a Certified Public Accountant and received a B.S. from the University of Wisconsin-LaCrosse and an M.B.A. from Roosevelt University.

Mr. Gomach brings to the Board leadership experience from his prior roles and deep knowledge of public accounting, financial reporting and risk management matters facing public companies in the financial services industry, including internal controls and Sarbanes-Oxley compliance.

Carlos M. Hernandez
Director since February 2006

Carlos M. Hernandez (49) has been the Head of Global Equities for JPMorgan since September 2006. Mr. Hernandez has been with JPMorgan since 1986, working on a wide array of advisory and financing transactions for both corporations and governments, across various product groups and geographic regions. Prior to his current position, Mr. Hernandez spearheaded all forms of capital raising and distribution in the fixed-income, syndicated loans and equity markets. Previously, Mr. Hernandez managed the Institutional Equities business for the Americas. Before joining the Equities Division, Mr. Hernandez served as JPMorgan's regional executive for Latin America. Mr. Hernandez is a member of JPMorgan's Global Investment Banking Management Committee.

Mr. Hernandez has a broad range of leadership experience and a deep understanding of the global financial markets and financial services and securities industries, including the particular needs of an international corporation. Mr. Hernandez also has a unique understanding of and experience with our broker-dealer clients and their needs, particularly in the context of recent regulatory reform.

Ronald M. Hersch
Director since July 2000

Ronald M. Hersch (63) was a Senior Managing Director at Bear Stearns and Co. Inc. from June 1992 until his retirement in April 2007. Mr. Hersch was responsible for directing the firm's futures business as well as coordinating eCommerce activities and initiatives within the Fixed-Income Division. Mr. Hersch is a former Chairman of the Futures Industry Association. He has previously served on the board of directors of Bond Desk Group, LLC, the Chicago Board of Trade, and the National Futures Association, the self-regulatory organization responsible for futures industry oversight. Mr. Hersch received a B.A. from Long Island University.

Mr. Hersch's experience with regulatory and policy issues gives him valuable insight into strategies for negotiating the regulatory matters affecting the financial services industry generally and the Company in particular. Mr. Hersch also brings significant leadership experience to the Board and a deep understanding of the fixed-income and derivatives markets.

Jerome S. Markowitz
Director since March 2001

Jerome S. Markowitz (71) has been a partner of Conifer Securities, LLC since September 2006. Prior to that, Mr. Markowitz was actively involved in managing a private investment portfolio since 1998. Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

Mr. Markowitz has extensive experience in equity capital and other financial markets and other leadership experience at a number of financial institutions. He brings to the Board a deep knowledge and understanding of financial markets and effective risk management.

T. Kelley Millet
Director since April 2007

T. Kelley Millet (51) has been President of MarketAxess since September 2006, with primary responsibility for expanding and diversifying the Company's North American business. Prior to joining us, Mr. Millet served as Senior Managing Director, Co-Head of Global Credit Trading, at Bear Stearns from 2001 to 2006, where he was responsible for origination, syndication, cash, derivatives and flow trading for the investment grade and emerging markets businesses, as well as high-yield derivatives. Prior to joining Bear Stearns in 2001, Mr. Millet had a 19-year career with JPMorgan, where he held positions of increasing responsibility, culminating in his appointment as Global Head, Capital Markets and Syndicate. He currently serves on the board of directors of Grace Outreach and the board of trustees of the American Red Cross in Greater New York. Mr. Millet received a B.A. in Economics from Amherst College.

Mr. Millet has substantial experience at large financial institutions in senior leadership roles involving the markets that we serve. Mr. Millet brings to the Board detailed knowledge and unique perspective and insight regarding the strategic and operational opportunities and challenges facing the Company. As President of the Company, Mr. Millet offers additional insight and perspective into the Company's business and operations.

Nicolas S. Rohatyn
Director since April 2000

Nicolas S. Rohatyn (50) has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and co-Head of Global Fixed Income from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 until December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the board of trustees of The Alvin Ailey American Dance Theatre. Mr. Rohatyn received a B.A. in Economics from Brown University.

As the founder and chief executive officer of an investment firm and through other executive management roles, Mr. Rohatyn brings to the Board substantial leadership and risk management experience and skills. Mr. Rohatyn also possesses fixed-income and global financial services industry experience.

John Steinhardt
Director since April 2000

John Steinhardt (57) is a founder, and has been a Managing Partner, Co-Chief Executive Officer and Co-Chief Investment Officer, of KLS Diversified Asset Management since July 2007. From July 2006 until July 2007, Mr. Steinhardt managed a private investment portfolio. Mr. Steinhardt was the founder, Chief Executive Officer and Chief Investment Officer of Spectrum Investment Group from January 2005 to July 2006. Until October 2004, Mr. Steinhardt was Head of North American Credit Markets for JPMorgan Chase & Co. and a member of the Management Committee of the Investment Banking Division of JPMorgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. He currently serves on the board of directors of the 92nd Street Y and the board of trustees of the Central Park Conservancy. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A. from Columbia University.

Mr. Steinhardt brings substantial leadership experience at a number of financial institutions and extensive experience in the financial markets that we serve. Mr. Steinhardt also has a deep knowledge and understanding of the requirements of operating in a highly regulated industry.

Director Not Standing for Re-Election

Mr. Trudeau will remain a director of the Company until the Annual Meeting, but will not stand for reelection.

Robert W. Trudeau
Director since July 2008

Robert W. Trudeau (42) has been a general partner at Technology Crossover Ventures ("*TCV*"), a private equity and venture capital firm, since August 2005. Prior to joining TCV, from January 2003 to August 2005, Mr. Trudeau was a principal of General Atlantic Partners, a venture capital firm. Mr. Trudeau currently serves on the board of directors of Interactive Brokers Group Inc. and several privately held companies. Mr. Trudeau received a B.A.H. in Political Science from Queen's University and an M.B.A. from The University of Western Ontario.

Mr. Trudeau has significant experience in acquisition and corporate finance transactions generally and in the financial services industry in particular. Mr. Trudeau also has experience as a director of other companies in the financial services industry.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that eight of our nominees for director, Dr. Brown-Hruska and Messrs. Burkhardt, Casper, Gomach, Hersch, Markowitz, Rohatyn and Steinhardt, currently meet the independence requirements contained in the NASDAQ listing standards and applicable tax and securities rules and regulations. None of these nominees for director has a relationship with the Company or its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Each of these nominees for director is "independent" as defined within the meaning of the NASDAQ listing standards. In compliance with the NASDAQ listing standards, we have a Board of Directors comprised of a majority of independent directors.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to MarketAxess' management. Based on all of the foregoing, as required by the NASDAQ listing standards, the Board made a substantive determination as to each of the nine independent directors that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. After reviewing the relationship between the Company and Mr. Hernandez's employer, JP Morgan Chase & Co. ("*JPMorgan*"), the Company has decided not to treat Mr. Hernandez as an independent director for purposes of the NASDAQ listing standards and applicable SEC rules. In making this determination, the Board considered that JPMorgan represented less than 10% of the Company's annual revenue in each of 2010, 2009 and 2008, and has from time to time provided certain investment banking services to the Company, including acting as an underwriter of our initial public offering in 2004.

The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for purposes of membership on the Audit Committee, members of audit committees may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their director compensation. Also, each of the directors who serve on the Compensation Committee has been determined to be a "non-employee director" for purposes of the applicable SEC rules and regulations and an "outside director" for purposes of the applicable tax rules.

In making its independence determinations, the Board considered transactions occurring since the beginning of 2008 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board's independence determinations included reviewing the following relationships:

- Prior to September 2008, Mr. Casper was an executive officer of FFTW, which accounted for less than 1% of the Company's annual revenue in each of the past three years. FFTW is a wholly-owned subsidiary of BNP Paribas, which accounted for less than 5% of the Company's annual revenue in each of the past three years.

- Mr. Hersch was previously an employee, but not an executive officer, of Bear, Stearns & Co., Inc., which accounted for less than 5% of the Company's annual revenue in 2008 prior to its acquisition by J.P. Morgan Chase & Co.

- Mr. Rohatyn is an executive officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd. TRG Global Opportunity Master Fund, Ltd. accounted for less than 1% of the Company's annual revenue in each of the past three years. In addition, Mr. Casper is an executive officer of TRG Management L.P.

- Mr. Steinhardt is an executive officer of KLS Diversified Asset Management, which accounted for less than 1% of the Company's annual revenue in each of the past three years.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for nomination to the stockholders. The Nominating and Corporate Governance Committee operates under a charter, which is available on our corporate website at www.marketaxess.com.

The Nominating and Corporate Governance Committee will give due consideration to candidates recommended by stockholders. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee by mail or electronically. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth above under *Qualifications for director nominees*. However, just because a recommended individual meets the minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person so recommended by a stockholder. The Nominating and Corporate Governance Committee may engage outside search firms to assist in identifying or evaluating potential nominees.

Board leadership structure

Our CEO also serves as the Chairman of the Board, and we have a Lead Independent Director, Mr. Rohatyn, who is responsible, among other things, for consulting with the Chairman regarding the agenda for each Board meeting and coordinating the activities of the non-employee directors and the Board, in general, including presiding over the executive sessions of non-employee directors. We believe that this structure is appropriate for the Company because it allows one person to speak for and lead the Company and the Board, while also providing for effective oversight by an independent Board through a Lead Independent Director. Our CEO, as the individual with primary responsibility for managing the Company's strategic direction and day-to-day operations, is in the best position to provide Board leadership that is aligned with our stockholders' interests as well as the Company's needs. Our overall corporate governance policies and practices, combined with the strength of our independent directors, minimize any potential conflicts that may result from combining the roles of CEO and Chairman.

The Board has established other structural safeguards that serve to preserve the Board's independent oversight of management. First, the Board is comprised almost entirely of independent directors who are highly qualified and experienced, and who exercise a strong, independent oversight function. The Board's Audit Committee and its Compensation Committee are comprised entirely of, and are chaired by, independent directors, and a majority of the members, including the chair, of the Nominating and Corporate Governance Committee are independent. Second, independent oversight of our Chief Executive Officer's performance is provided through a number of Board and committee processes and procedures, including regular executive sessions of non-employee directors and annual evaluations of our Chief Executive Officer's performance against pre-determined goals. The Board believes that these safeguards preserve the Board's independent oversight of management and provide a balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Board committees

The Audit Committee of our Board of Directors reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of the independent registered public accounting firm and our accounting practices. The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and that Mr. Casper and Mr. Gomach are both Audit Committee financial experts, as defined by SEC guidelines and as required by the applicable NASDAQ listing standards.

The Compensation Committee of the Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors (other than non-employee directors) and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs. Steinhardt (Chair), Burkhardt and Hersch. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for director positions to be recommended by our Board of Directors for election as directors and for any vacancies in such positions, develops and recommends for our Board of Directors the Corporate Governance Guidelines of the Company and oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee currently consists of Mr. Hersch (Chair), Dr. Brown-Hruska and Mr. Hernandez. The Board of Directors has determined that Mr. Hersch and Dr. Brown-Hruska are independent directors in accordance with NASDAQ listing standards.

The Investment Committee assists the Board in monitoring whether the Company has adopted and adheres to a rational and prudent investment and capital management policy; whether management's investment and capital management actions are consistent with attainment of the Company's investment policy, financial objectives and business goals; the Company's compliance with legal and regulatory requirements pertaining to investment and capital management; the competence, performance and compensation of the Company's external money managers; and such other matters as the Board or Investment Committee deems appropriate. The Investment Committee currently consists of Messrs. Steinhardt (Chair), Markowitz and Millet.

Meetings and attendance

During the year ended December 31, 2010, the full Board held seven meetings; the Audit Committee held six meetings; the Compensation Committee held nine meetings; the Nominating and Corporate Governance Committee held two meetings; and the Investment Committee held one meeting. The non-management directors met in executive session without management directors or employees present at each of the four regularly-scheduled meetings of the Board during 2010. We expect each director to attend each meeting of the full Board and of the committees on which he or she serves and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. Dr. Brown-Hruska and Messrs. McVey, Millet, Burkhardt, Casper, Gomach, Hernandez, Hersch, Markowitz, Rohatyn and Steinhardt attended our 2010 annual meeting of stockholders.

Board involvement in risk oversight

The Company's management is responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures on a day-to-day basis. The Board's responsibility is to monitor the Company's risk management processes by informing itself of the Company's material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not responsible, however, for defining or managing the Company's various risks.

The Board of Directors monitors management's responsibility for risk oversight through regular reports from management to the Audit Committee and the full Board. Furthermore, the Audit Committee reports on the matters discussed at the committee level to the full Board. The Audit Committee and the full Board focus on the material risks facing the Company, including strategic, operational, market, credit, liquidity, legal and regulatory risks, to assess whether management has reasonable controls in place to address these risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether the Company's compensation arrangements are consistent with effective controls and sound risk management. Finally, risk management is a factor that the Board and the Nominating and Corporate Governance Committee consider when determining who to nominate for election as a director of the Company and which directors serve on the Audit Committee. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

James N.B. Rucker, who previously served as the Company's Chief Financial Officer and its Chief Operations, Credit and Risk Officer, currently is responsible for the Company's credit and risk functions. In such position, Mr. Rucker has responsibility, among other things, for overseeing and coordinating the Company's risk assessment and mitigation efforts, including responsibility for identification of key business risks, ensuring appropriate management of these risks within stated limits and enforcement through policies and procedures. The Company's Risk Committee was organized in 2006 to assist management's efforts to assess and manage risk. The Risk Committee is chaired by Mr. Rucker and is comprised of department heads. The Risk Committee assesses the Company's business strategies and plans and insures that appropriate policies and procedures are in place for identifying, evaluating, monitoring, managing and measuring significant risks. The Risk Committee periodically prepares updates and reports for the Audit Committee of the Board of Directors and provides an annual update directly to the Board.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. Both the Code of Conduct and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as any amendments to, or waivers under, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, can be accessed in the *Investor Relations — Corporate Governance* section of our website at www.marketaxess.com.

You may also obtain a copy of these documents by writing to MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as a copy of the Company's Corporate Governance Guidelines, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

Although our Board of Directors has not adopted a formal process for stockholder communications with the Board, we make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 299 Park Avenue, 10th Floor, New York, New York 10171. The General Counsel will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 299 Park Avenue, 10th Floor, New York, New York 10171, or electronically, at our corporate website, www.marketaxess.com under the heading *Investor Relations — Corporate Governance — Reporting Concerns — Confidential Ethics Web Form.*

Director compensation

Our Board of Directors recommends, reviews and oversees the compensation, including equity awards, for our non-employee directors. All directors, other than Messrs. McVey and Millet, are regarded as non-employee directors. Messrs. McVey and Millet receive no additional compensation for their service as a director. Each non-employee director receives an annual cash retainer of $50,000. The Lead Independent

Director receives a supplemental annual retainer of $15,000 and the chairs of the Audit, Compensation, Nominating and Corporate Governance, and Investment Committees receive a supplemental annual retainer of $15,000, $10,000, $7,500 and $5,000, respectively. In addition, each non-employee director receives $1,500 for each meeting of our Board of Directors, $2,000 for each meeting of the Audit Committee, and $1,000 for each meeting of the Compensation Committee, the Nominating and Corporate Governance Committee, and the Investment Committee that the director attends. In July 2010, we granted 4,923 shares of restricted stock to each non-employee director. One-half of the award vested on November 30, 2010 and the balance vests on May 31, 2011. These awards were made under the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006) (the "*Stock Incentive Plan*"). The number of restricted stock shares granted was determined on the date of grant by dividing the $70,000 equity grant value by the closing price of the stock. The Board of Directors recommends, reviews and oversees the equity awards for our non-employee directors. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards.

The Company and the Board of Directors believe that equity-based awards are an important factor in aligning the long-term financial interest of the non-employee directors and stockholders. As such, in October 2007 the Board of Directors adopted stock ownership guidelines for the non-employee directors. These guidelines, which were revised upward in July 2010, require that non-employee directors hold not less than a number of shares of Common Stock equal in value to three times the annual base cash retainer payable to a director, calculated as of the July 20, 2010 effective date of the revised policy. The designated level of ownership must be maintained throughout the non-employee director's service with the Company. Restricted shares (both vested and unvested) and any other shares of beneficially owned Common Stock count toward the minimum ownership requirement; unvested stock options are excluded. Seven of the non-employee directors were in compliance with the increased stock ownership guidelines as of the effective date of the revised policy, which was immediately effective with respect to each of these individuals. Mr. Hernandez, who prior to April 16, 2009 was prohibited by his employer's policies from receiving any form of compensation for his service as a director of the Company, must comply with the revised guidelines not later than April 16, 2014, and Dr. Brown-Hruska, who was elected to the Board on April 21, 2010, must comply with the revised guidelines not later than April 21, 2015; both such individuals are expected to be in compliance within the required timeframes.

Director compensation for fiscal 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Dr. Sharon Brown-Hruska	29,500	70,005	99,505
Roger Burkhardt	67,500	70,005	137,505
Stephen P. Casper	78,125	70,005	148,130
David G. Gomach	85,500	70,005	155,505
Carlos M. Hernandez	60,500	70,005	130,505
Ronald M. Hersch	75,375	70,005	145,380
Jerome S. Markowitz	60,500	70,005	130,505
Nicolas S. Rohatyn	73,750	70,005	143,755
John Steinhardt	80,750	70,005	150,755
Robert W. Trudeau	66,500	70,005	136,505

(1) The amounts represent the aggregate grant date fair value of stock awards granted by the Company in 2010, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K filed with the SEC on February 24, 2011.

(2) The table below sets forth information regarding the aggregate number of stock awards and the aggregate number of option awards outstanding at the end of fiscal year 2010 for each non-employee director:

	Aggregate Number of Stock Awards Outstanding at Fiscal Year End (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End (#)
Dr. Sharon Brown-Hruska	2,462	—
Roger Burkhardt	2,462	9,912
Stephen P. Casper	2,462	29,912
David G. Gomach	2,462	24,912
Carlos M. Hernandez	2,462	3,187
Ronald M. Hersch	2,462	29,912
Jerome S. Markowitz	2,462	38,246
Nicolas S. Rohatyn	2,462	38,246
John Steinhardt	2,462	29,912
Robert W. Trudeau(*)	2,462	7,412

(*) Pursuant to a Form 4 filed by Mr. Trudeau on February 17, 2011, these shares of restricted stock and stock options are held directly by Mr. Trudeau, who has sole voting and dispositive power of these securities. However, TCM VI, of which Mr. Trudeau is a member, owns 100% of the pecuniary interest in such securities. Mr. Trudeau disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed the firm of PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2011, and the Board is asking stockholders to ratify that selection. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2011. Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or represented by proxy and entitled to vote on the proposal.

Board recommendation

The Board unanimously recommends that you vote "FOR" ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2011.

Information about our independent registered public accounting firm

PwC has audited our consolidated financial statements each year since our formation in 2000. Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2010 and 2009 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audit-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the Chief Executive Officer and the Chief Financial Officer to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to and including a limit of $10,000 per service and an annual limit of $20,000.

Immediately following the completion of each fiscal year, the Company's independent registered public accounting firm shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), as soon as possible, a formal written statement describing: (i) the independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, peer review or annual inspection by the Public Company Accounting Oversight Board of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company, including at least the matters set forth in Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)*, in order to assess the independent registered public accounting firm's independence.

Immediately following the completion of each fiscal year, the independent registered public accounting firm also shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2010 and 2009.

Fee Category	2010	2009
Audit Fees(1)	$927,689	$1,159,045
Audit Related Fees	—	6,970
All Other Fees	8,046	3,259
Total	$935,736	$1,169,274

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal controls over financial reporting) and the audit of our broker-dealer subsidiaries' annual financial statements.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC. The Board has determined that each member of the Audit Committee is financially literate, in other words, is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that both Mr. Gomach and Mr. Casper satisfy the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that both Mr. Gomach and Mr. Casper are "financial experts" as defined by the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates, and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors. A copy of the Audit Committee charter is available in the *Investor Relations — Corporate Governance* section of the Company's website.

During fiscal year 2010, the Audit Committee met six times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings, with the exception of one special meeting that representatives of the independent registered public accounting firm did not attend. Following at least one meeting during each calendar quarter during 2010, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("*PCAOB*").

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2010, included in the Company's 2010 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by PCAOB AU 380 *Communication with Audit Committees*, as currently in effect, which requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with us concerning independence, and have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K, for filing with the SEC. The Committee also has appointed PwC as the Company's independent registered public accounting firm for 2011.

As specified in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent registered public accounting firm. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

Submitted by the Audit Committee of the
Board of Directors:

David G. Gomach — Chair
Stephen P. Casper
Ronald M. Hersch

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC (the "*Dodd-Frank Act*")), the Company is providing its stockholders the opportunity to cast an advisory vote on the compensation of its named executive officers. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their views on the named executive officers' compensation.

As described in detail in the Compensation Discussion and Analysis below, the Company's named executive officer compensation program is designed to attract, reward and retain the caliber of officers needed to ensure the Company's continued growth and profitability. The primary objectives of the program are to:

- align Company and personal performance and decision-making with stockholder value creation;
- reward our named executive officers for their individual performance and their contribution to our overall financial performance without encouraging excessive risk-taking;
- support our long-term growth objectives, thereby creating long-term value for our stockholders;
- provide rewards that are competitive with organizations that compete for executives with similar skill sets;
- provide rewards that are cost-efficient and equitable to both our named executive officers and stockholders; and
- encourage high-potential individuals with significant and unique market experience to build a career at the Company.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's stockholders. The Company believes that its named executive officer compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, in addition to short-term (annual) incentive awards, specifically cash incentives, which has enabled the Company to successfully motivate and reward its named executive officers. The Company believes that its ability to retain its current high-performing team of seasoned executive officers is critical to its continuing financial success and that its focus on the long-term interests of its named executive officers aligns with the interests of its stockholders.

For these reasons, the Board recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2011 Annual Meeting, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As an advisory vote, this proposal is not binding upon the Company, our Board or our Compensation Committee. Notwithstanding the advisory nature of this vote, our Board and the Compensation Committee, which is responsible for designing and administering the Company's named executive officer compensation program, value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or represented by proxy and entitled to vote is required to approve this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4 — ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTE

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Act), the Company is seeking the input of its stockholders on the frequency with which it will hold a non-binding, advisory vote on the compensation of its named executive officers (commonly known as a "frequency of say-on-pay" proposal). In voting on this Proposal 4, stockholders are provided with four choices. Stockholders may indicate their preference as to whether the advisory vote on the compensation of the Company's named executive officers should occur (i) once every year, (ii) once every two years, or (iii) once every three years; or the stockholders may abstain from voting on this Proposal 4.

After careful consideration, it is the opinion of the Board of Directors that the frequency of the stockholder vote on the compensation of the Company's named executive officers should be once per year. The Board of Directors recommends an annual advisory vote because an annual vote will allow stockholders to provide direct input on the Company's compensation policies and practices, and the resulting compensation for the named executive officers, every year. Stockholders would have the opportunity to consider the Company's most recent compensation decisions in the context of its pay for performance philosophy and focus on increasing long-term stockholder value, and to provide feedback to the Company in a timely way.

While the Board recommends an annual vote; stockholders are not voting to approve or disapprove of the Board's recommendation. Rather, stockholders are being provided with the opportunity to cast an advisory vote, via the enclosed proxy card, on whether the stockholder advisory vote on named executive officer compensation should occur (i) once every year, (ii) once every two years, or (iii) once every three years, or to abstain from voting on the matter.

As an advisory vote, this proposal is not binding on the Company. Notwithstanding the advisory nature of this vote, the Board of Directors values the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making a determination as to the frequency of future advisory votes on executive compensation. The alternative receiving the greatest number of votes (every year, every two years or every three years) will be the frequency that stockholders approve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A FREQUENCY OF SAY-ON-PAY VOTE OF ONCE PER YEAR.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 12, 2011 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers, (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 12, 2011 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 34,949,764 shares of Common Stock outstanding at the close of business on April 12, 2011. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 299 Park Avenue, 10th Floor, New York, New York 10171.

	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders		
Burgundy Asset Management Ltd.(1)	3,266,357	9.35%
J.P. Morgan Partners (23A), L.P.(2)	1,531,109	4.29%
LabMorgan Corporation(3)	2,764,519	7.75%
Total for entities affiliated with J.P. Morgan Chase & Co.	*3,564,519*	*9.99%*
Entities related to Technology Crossover Ventures(4)	3,017,359	8.46%
Janus Capital Management LLC(5)	2,373,781	6.79%
Kornitzer Capital Management, Inc.(6)	2,222,661	6.36%
Named Executive Officers and Directors		
Richard M. McVey(7)	2,163,242	5.92%
Dr. Sharon Brown-Hruska(8)	4,923	*
Roger Burkhardt(9)	31,738	*
Stephen P. Casper(10)	55,738	*
David G. Gomach(11)	55,738	*
Carlos M. Hernandez(12)	12,288	*
Ronald M. Hersch(10)	55,738	*
Jerome S. Markowitz(13)	52,683	*
T. Kelley Millet(14)	819,963	2.31%
Nicolas S. Rohatyn(15)	64,072	*
John Steinhardt(10)	55,738	*
Robert W. Trudeau(16)	3,017,359	8.46%
Antonio L. DeLise(17)	123,523	*
James N.B. Rucker(18)	325,816	*
Nicholas Themelis(19)	377,508	1.07%
All Executive Officers and Directors as a Group (15 persons)(20)	7,216,067	18.76%

* Less than 1%.

(1) Information regarding Burgundy Asset Management Ltd. was obtained from a Schedule 13G filed by Burgundy Asset Management Ltd. with the SEC. The principal business address of Burgundy Asset Management Ltd. is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(2) Information regarding J.P. Morgan Partners (23A), L.P. was obtained from a Schedule 13G filed by J.P. Morgan Partners (23A), L.P. with the SEC. Consists of 800,000 shares of Common Stock and 731,109 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 494,208 shares of non-voting common stock, because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,225,317 shares of non-voting common stock are owned by the holder. The general partner of J.P. Morgan Partners (23A), L.P. is J.P. Morgan Partners (23A Manager), Inc., an indirect wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of J.P. Morgan Partners (23A), L.P. is 270 Park Avenue, New York, NY 10017.

(3) Information regarding LabMorgan Corporation was obtained from a Schedule 13G filed by LabMorgan Corporation with the SEC. Consists of 2,033,410 shares of Common Stock and an aggregate of 731,109 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 629,228 shares of non-voting common stock because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,360,337 shares of non-voting common stock are owned by the holder. LabMorgan Corporation is a direct wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of LabMorgan Corporation is 270 Park Avenue, New York, NY 10017.

(4) Consists of (i) 2,282,028 shares of Common Stock held by TCV VI, L.P. ("*TCV VI*"), (ii) 694,530 shares of Common Stock issuable upon exercise of warrants held by TCV VI, (iii) 17,971 shares of Common Stock held by TCV Member Fund, L.P. ("*TCV MF*" and, together with TCV VI, the "*TCV VI Funds*"), (iv) 5,470 shares of Common Stock issuable upon exercise of warrants held by TCV MF, (v) 7,486 shares of Common Stock held by TCV VI Management, L.L.C. ("*TCM VI*"), (vi) 2,462 shares of unvested restricted stock held directly by Mr. Trudeau; and (viii) 7,412 shares of Common Stock issuable upon exercise of stock options held directly by Mr. Trudeau. The TCV VI Funds are organized as "blind pool" partnerships in which the limited partners (or equivalents) have no discretion over investment or sale decisions, are not able to withdraw from TCV VI Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV VI Funds. The sole General Partner of TCV VI and a General Partner of TCV MF is Technology Crossover Management VI, L.L.C. ("*Management VI*"). Mr. Trudeau, a director of the Company, is a member of Management VI. Mr. Trudeau and Management VI share voting and dispositive power with respect to the shares beneficially owned by the TCV VI Funds. Mr. Trudeau and Management VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau has sole voting and dispositive power over the stock options held directly by him, any shares issuable upon the exercise of such stock options and the shares held directly by him; however, TCM VI owns 100% of the pecuniary interest in such stock options and any such shares. Mr. Trudeau disclaims beneficial ownership of such stock options, any shares to be issued upon exercise of such stock options, any shares held directly by him, and any shares held by TCM VI and the TCV VI Funds, except to the extent of his pecuniary interest therein.

(5) Information regarding Janus Capital Management LLC was obtained from a Schedule 13G filed by Janus Capital Management LLC with the SEC. The principal business address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206.

(6) Information regarding Kornitzer Capital Management, Inc. was obtained from a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC. The principal business address of Kornitzer Capital Management, Inc. is 5420 West 61st Place, Shawnee Mission, KS 66205.

(7) Consists of (i) 351,681 shares of Common Stock owned individually; (ii) 221,787 shares of unvested restricted stock; and (iii) 1,589,774 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days. Does not include (x) 407,495 shares of Common Stock issuable pursuant to stock options and deferred restricted stock units that are not exercisable within 60 days or (y) 29,126 performance shares.

(8) Consists of (i) 2,461 shares of Common Stock owned individually; and (ii) 2,462 shares of unvested restricted stock.

(9) Consists of (i) 15,364 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; (iii) 9,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days and (iv) 4,000 shares of Common Stock owned by his spouse.

(10) Consists of (i) 23,364 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; and (iii) 29,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(11) Consists of (i) 28,364 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; and (iii) 24,912 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(12) Consists of (i) 9,101 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; and (iii) 3,187 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include shares of Common Stock and other MarketAxess securities held by J.P. Morgan Partners (23A), L.P. or LabMorgan Corporation, each of which is a direct wholly-owned subsidiary of JPMorgan Chase & Co. Mr. Hernandez disclaims beneficial ownership of such shares.

(13) Consists of (i) 5,168 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; (iii) 38,246 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days; and (iv) 6,807 shares of Common Stock owned in joint tenancy with his spouse.

(14) Consists of (i) 179,458 shares of Common Stock owned individually; (ii) 125,505 shares of unvested restricted stock; and (iii) 515,000 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not

include (x) 303,746 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days and unvested restricted stock units or (y) 14,563 performance shares.

(15) Consists of (i) 23,364 shares of Common Stock owned individually; (ii) 2,462 shares of unvested restricted stock; and (iii) 38,246 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(16) Includes (i) 2,462 shares of unvested restricted stock; and (ii) 7,412 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days, in each case held directly by Mr. Trudeau. Mr. Trudeau has the sole power to dispose and direct the disposition of the options, any shares issuable upon the exercise of the options, and the shares of Common Stock held directly by him, and the sole power to direct the vote of the shares of Common Stock and the shares of Common stock to be issued to him upon exercise of the options. However, Mr. Trudeau has transferred to TCM VI 100% of the pecuniary interest in such options, any shares to be issued upon exercise of such options and the shares of Common Stock held directly by Mr. Trudeau. Also includes (x) shares of Common Stock held by TCM VI and (y) shares of Common Stock and warrants exercisable for Common Stock owned by the TCV VI Funds. See footnote (1) for a discussion of the ownership of the TCV Funds. Mr. Trudeau disclaims beneficial ownership of any shares held by TCM VI and the TCV VI Funds, except to the extent of his pecuniary interest therein.

(17) Consists of (i) 16,769 shares of Common Stock owned individually; (ii) 31,754 shares of unvested restricted stock; and (iii) 75,000 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 4,368 performance shares or 10,194 restricted stock units that are unvested.

(18) Consists of (i) 175,977 shares of Common Stock owned in joint tenancy with his spouse; (ii) 31,189 shares of unvested restricted stock; and (iii) 118,650 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 4,854 performance shares or 7,281 restricted stock units that are unvested.

(19) Consists of (i) 17,596 shares of Common Stock owned in joint tenancy with his spouse; (ii) 64,062 shares of unvested restricted stock; and (iii) 295,850 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 8,009 performance shares or 18,689 restricted stock units that are unvested.

(20) Consists of (i) 3,211,225 shares of Common Stock; (ii) 498,917 shares of unvested restricted stock; (iii) 2,805,925 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days; and (iv) 700,000 shares of Common Stock issuable pursuant to warrants that are currently exercisable. Does not include (i) 429,953 shares of Common Stock issuable pursuant to stock options that are not exercisable within 60 days; (ii) 60,920 performance shares that are unvested or (iii) 317,452 restricted stock units that are unvested.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of April 12, 2011.

Name	Age	Position
Richard M. McVey	51	Chief Executive Officer and Chairman of the Board of Directors
T. Kelley Millet	51	President
Antonio L. DeLise	49	Chief Financial Officer
Nicholas Themelis	47	Chief Information Officer

Richard M. McVey has been Chief Executive Officer and Chairman of our Board of Directors since our inception. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. McVey's business experience.

T. Kelley Millet has been President since September 2006. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. Millet's business experience.

Antonio L. DeLise has been Chief Financial Officer since March 2010. From July 2006 until March 2010, Mr. DeLise was the Company's Head of Finance and Accounting, where he was responsible for financial regulatory compliance and oversight of all controllership and accounting functions. Prior to joining us, Mr. DeLise was Chief Financial Officer of PubliCard, Inc., a designer of smart card solutions for educational and corporate sites, from April 1995 to July 2006. Mr. DeLise also served as Chief Executive Officer of PubliCard from August 2002 to July 2006, President of PubliCard from February 2002 to July 2006, and a director of PubliCard from July 2001 to July 2006. Prior to PubliCard, Mr. DeLise was employed as a senior manager with the firm of Arthur Andersen LLP from July 1983 through March 1995.

Nicholas Themelis has been Chief Information Officer since March 2005. From June 2004 through February 2005, Mr. Themelis was Head of Technology and Product Delivery. From March 2004 to June 2004, Mr. Themelis was Head of Product Delivery. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed-Income Technology at Barclays Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading-edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, ultimately as Senior Vice President and Global Head of the E-Commerce Technology Group.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("*CD&A*") highlights our pay-for-performance methodology, provides an overview of key compensation programs and practices, and provides an overview of the factors that we believe are most relevant to stockholders as they consider their votes on Proposal 3 (advisory vote on executive compensation, or "*Say-on-Pay*") and Proposal 4 (advisory vote on frequency of Say-on-Pay vote, or "*Say-on-Frequency*"). The CD&A describes and analyzes our compensation programs and practices and the specific amounts of compensation paid for fiscal year 2010 to our Chief Executive Officer and Chairman of the Board ("*CEO*"), Mr. McVey, our President, Mr. Millet, our Chief Financial Officer ("*CFO*"), Mr. DeLise, our Chief Information Officer ("*CIO*"), Mr. Themelis, and our Chief Operations, Credit, and Risk Officer ("*Chief OCR Officer*"), Mr. Rucker (collectively, the named executive officers, or "*NEOs*"). Effective February 23, 2011, Mr. Rucker transitioned into the role of Credit and Risk Officer with the Company and ceased to be an officer for reporting purposes under SEC rules.

Executive Summary

2010 Performance

While the performance of the general financial markets continued to fluctuate in 2010, the improved credit markets, in conjunction with multiple organic initiatives, resulted in a successful year for the Company. Highlights of our financial performance during 2010 include the following:

- *Revenues:* For the second consecutive year, annual revenues reached an all-time high, increasing to more than $146 million, up 27.8% from $114 million in 2009;
- *Operating Income:* Record operating income for 2010 of $50.9 million, up 69.4% from $30 million in 2009;
- *Operating Margin:* The Company's operating margin increased to 35% in 2010 from 26% in 2009;
- *Earnings Per Share:* Earnings Per Share ("*EPS*") increased 90.5% to $0.80 in 2010 from $0.42 in 2009;
- *Stock Price:* The Company's stock closed at $20.81 at the end of 2010, up 49.7% from $13.90 at the conclusion of 2009;
- *Trading Volume:* Total trading volume increased to $402.3 billion in 2010 from $299.3 billion in 2009;
- *Transaction Fees:* Average variable transaction fees per million (across all products) increased to $179 per million in 2010, from $176 per million in 2009;
- *Market Share:* Our estimated U.S. high-grade trading volume market share for the fourth fiscal quarter of 2010 increased to 9.6% vs. 8.0% in the fourth fiscal quarter of 2009, and our estimated market share for fiscal 2010 increased to 8.4% vs. 6.2% for fiscal 2009; and
- *Relative Performance:* We outperformed our peer group in annual growth in revenue, operating income, EPS, EBITDA and pre-tax margin during 2010.

How 2010 Performance Affected Executive Compensation

- Annual cash incentive payments to NEOs increased to $4.85 million from $3.775 million in 2009, up 28% in the aggregate, reflecting our record revenue, operating income and EPS growth over 2009 (see *Annual Variable Performance Awards Payable in Cash* below).
- Performance shares were earned by recipients at 150% of the award amount, the maximum possible under the award design. As the share price of our Common Stock also increased 50% in 2010 (from $14.29 at grant date to $21.44 in February 2011 at the time of settlement), the unvested performance shares are currently worth more than double the original target award (see *Use of Performance Shares* below).

Changes/Key Actions in 2010

In 2010 or early 2011, the Compensation Committee made the following changes/key decisions with respect to the rewards architecture of our executive compensation program to assure that the program continues to balance rewards and retention of our key executives with the short-term and long-term interests of the Company's stockholders:

- Peer Group — expanded our peer group to include the Chicago Board Options Exchange (the "*CBOE*") after that company became public through an initial public offering conducted in 2010;
- Base Salary — increased the base salary of our CIO by $50,000 for 2010. Determined to forgo any increases in base salary for senior executives for 2011, consistent with our pay philosophy of keeping fixed compensation expenses low;
- Annual Incentive Design — continued to manage profitability and increase operating margins by reducing the percentage of operating profits available to fund the annual incentive pool;
- Stock Ownership Guidelines — increased the multiple of base salary (or annual retainer with respect to non-employee directors) used to determine the dollar value of Company stock required to be held under the current stock ownership guidelines applicable to our NEOs and non-employee directors;
- Restricted Stock Units ("*RSUs*") — in December 2010, the Compensation Committee authorized the use of RSUs in the Company's annual 2011 flex share program as well as for the retention awards made to the CEO and the President in 2011;
- Increased Performance-Share Minimum — increased the minimum amount of performance share equity that must be elected by executives under the flex share program to 30% in 2011 from 20% in 2010, assuring enhanced pay for performance alignment between stockholders and results of operations for fiscal 2011; and
- Management Continuity — in January 2011, the Company executed new employment agreements with the CEO and the President, with the intent of increasing the likelihood of continuity among senior executive management for the next four years.

Overview of compensation objectives and strategy for our Named Executive Officers

Our executive compensation program is designed to attract, reward and retain the caliber of executives needed to ensure our continued growth and profitability. The program's primary objectives are to:

- Align Company and personal performance and decision-making with stockholder value creation;
- Reward our NEOs for their individual performance and their contribution to our overall financial performance without encouraging excessive risk-taking;
- Support our long-term growth objectives, thereby creating long-term value for our stockholders;
- Provide rewards that are competitive with organizations that compete for executives with similar skill sets;
- Provide rewards that are cost-efficient and equitable to both our NEOs and stockholders; and
- Encourage high-potential individuals with significant and unique market experience to build a career at the Company.

We have certain unique operating characteristics that directly impact our compensation philosophy and the way we attract, reward and retain key management talent. First, we are a hybrid company whose NEOs must combine an expertise of the fixed-income securities market with the knowledge and ability to create, implement and deliver technology-driven market solutions. We therefore compete with the financial services industry and the software development industry for executive talent as follows:

	Financial Services		Technology-Software Development		
	Markets Knowledge Required	Competition	Experience in Software Development	Competition	Ability to Work in Small Enterprise
CEO	✔	✔		✔	✔
President	✔	✔		✔	✔
CFO		✔		✔	✔
CIO	✔	✔	✔	✔	✔
Chief OCR Officer	✔	✔			✔

Second, because our Company is relatively small with low overhead in support positions and we maintain a relatively flat organization, our NEOs must have the ability and desire to manage tactical details, and they are expected to effectively communicate with and lead broad teams of employees across all levels of the organization. Similarly, our NEOs must be able to think strategically and broadly and be able to develop a compelling vision for both their team(s) and the Company. We believe that our business is particularly demanding on our senior executives and we highly value those executives who demonstrate an ability to flourish in this environment, due to the unique and distinct competencies that are required for success.

Lastly, we occupy a unique position in the financial technology market as there is no other publicly traded company that solely and directly competes with us. Therefore, our NEOs must be innovative as they help set the direction of the Company and determine the role it plays in the financial markets.

Our pay philosophy is tied to the belief that executive and employee compensation should have a direct correlation to financial business results. Besides a fixed base salary, executives and employees are eligible for short-term (annual) incentive awards, specifically cash incentives, and long-term (three to five year) incentive awards in the form of equity in the Company. This mix is typical of pay practice structure in both the financial services markets and the software development markets.

The strong fixed-income markets and the new technology initiatives within the broker-dealer community have resulted in increased hiring in relevant sectors of the financial services industry and record compensation levels at certain financial services firms. The Compensation Committee believes that our ability to retain our current high-performing team of seasoned NEOs to manage our business is critical to the Company's success.

The compensation programs for our NEOs are administered by the Compensation Committee. Working with management and our independent outside compensation advisors, the Compensation Committee has developed and continually reviews and revises a compensation and benefits strategy that rewards performance and behaviors to reinforce a culture that will drive our Company's long-term success.

We have a formal semi-annual planning, goal-setting and feedback process that is fully integrated into the compensation program, creating alignment among individual efforts, our results and the financial awards that are realized by our NEOs as well as our general employee population.

In addition, the NEOs and other senior managers meet regularly to update corporate goals and initiatives based on corporate performance, changes in market conditions and potential new market opportunities. Individual strategic goals and objectives will change as a result of new or changed corporate initiatives.

We seek to promote a long-term commitment to the Company from our NEOs, as we believe that the Company receives significant benefits from the continuity that results in maintaining the same team of seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. To support these objectives, long-term incentives for our NEOs have traditionally been granted as equity incentives, predominantly in the form of stock options, restricted stock and performance shares. Beginning with the 2011 equity awards, the Compensation Committee has authorized the use of RSUs settled in shares of our Common Stock. The Compensation Committee adopted guidelines for the grant of RSUs under the Stock Incentive Plan. These guidelines include provisions that allow a recipient to elect to defer the settlement of RSUs, thereby delaying receipt of the shares by the recipient as well as both the individual's recognition of income taxes and the Company's tax deduction with regard to such settlement. Generally, the ability to defer

RSUs has no impact on the vesting of the RSUs, except that the initial vesting date for an RSU that is deferred in the year of grant may not occur sooner than 13 months after the date of grant in accordance with Section 409A of the Internal Revenue Code of 1986, as amended ("*Code*").

The value realized from the equity incentive awards is dependent upon our performance and growth in our stock price. The vesting schedules and performance goals attached to these equity awards reinforce this long-term, performance-based orientation.

Role of the Compensation Committee

General

The Compensation Committee establishes our compensation policies, provides guidance for the implementation of those policies and determines and recommends the amounts and elements of compensation for our CEO to the Board. The Compensation Committee also collaborates with the CEO in recommending the amounts and elements of compensation for our NEOs, other than the CEO, to the Board. The Compensation Committee's function is more fully described in its charter, which has been approved by our Board. The charter is available for viewing or download on our corporate website at www.marketaxess.com under the *Investor Relations - Corporate Governance* caption.

The Board has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Compensation Committee consults with the compensation consultant for market data and the full Board for performance data when considering decisions concerning the compensation of the CEO. When considering decisions concerning the compensation of our NEOs other than the CEO, the Compensation Committee generally seeks the recommendations of both the CEO as it relates to the NEOs' performance and the compensation consultant in relation to market data. All compensation decisions for our NEOs are ultimately recommended by the Compensation Committee to the Board for final approval.

Use of Outside Advisors

In making its determinations with respect to compensation of our NEOs, the Compensation Committee may retain the services of an independent outside compensation consultant. During 2010, Grahall LLC ("*Grahall*") was retained directly by, and reported directly to, the Compensation Committee, for the following compensation-related activities:

- *NEO Pay Analysis* — Review and benchmark competitive market pay levels and conduct retention analyses with respect to 2010 compensation for our NEOs and other senior executives;
- *Renewal of Executive Employment Contracts* — Advise the Compensation Committee regarding the design and negotiation of new employment agreements for our CEO and President as well as the retention grants associated with the execution of those agreements;
- *Director Pay Analysis* — Review and provide recommendations for compensation for our non-employee directors, including retainers and meeting fees;
- *Employee Pay Analysis* — Review and benchmark competitive market pay practices for the remainder of our employee group, excluding our NEOs;
- *Proxy Disclosure* — Assist in the preparation of the Company's Compensation Discussion and Analysis included in the proxy statement for our 2010 Annual Meeting of Stockholders; and
- *General Advice* — Other compensation-related recommendations and activities, including providing advice regarding compliance issues, the design and management of our annual incentive plan, and the Company's equity awards and usage of authorized shares (*i.e.*, "burn rate"), composition of our peer group (as discussed below in *Peer Group*) and redesign of the Company's stock ownership guidelines (as discussed below in *Stock Ownership Guidelines*).

The Compensation Committee annually reviews competitive compensation data, recent compensation trends and any other relevant market data obtained by the compensation consultant. The Compensation Committee has the authority to retain, terminate and set the terms of the relationship with any outside advisors who assist the Compensation Committee in carrying out its responsibilities.

How We Determine Pay Levels

We seek to provide competitive compensation that is commensurate with performance. For fiscal 2010, Grahall worked with our CEO and other managers of the Company to gather pertinent Company information, including employee and officer listings, corporate financial performance and the budget for the expensing of equity grants. Grahall independently researched the performance and pay practices of our peer group and augmented that research with applicable financial technology survey data to develop a general understanding of how our compensation practices and programs compare to the market. Grahall used this information to assist in the preparation of recommended pay ranges for Total Direct Compensation ("*TDC*") and presented them to the Compensation Committee for its consideration and approval. TDC is comprised of base salary, annual cash incentives and long-term equity incentives (but does not include retirement and other benefits generally provided to our other employees). Corporate financial performance (year-over-year growth), individual NEO performance, achievement of corporate strategic goals and the ability to incur the suggested compensation expenses factor significantly into the Compensation Committee's decision of where to position the NEOs in relation to the benchmark data and in relation to each other. Additionally, retention concerns, and specifically the potential of broker-dealers to hire our NEOs and offer higher compensation packages, are considered when determining both the amount and the structure of a NEO's pay.

For fiscal year 2010, we benchmarked our NEOs' fixed and variable compensation with a peer group of financial services and financial technology companies. This was supplemented, as appropriate, with other relevant survey data used to validate compensation levels and practices within financial services and financial technology companies and U.S. businesses in general. Based on this information, at the end of 2009 for fiscal year 2010, Grahall developed an appropriate range of cash and equity compensation for each individual that was presented to the Compensation Committee. Grahall used our peer group and blended data from a variety of sources (as discussed above) to develop a range of pay levels to guide the Compensation Committee. Moreover, as part of its standard methodology to help ameliorate the volatility that can occur during any particular compensation year — particularly in the financial services and financial technology industries — Grahall aggregated data over multiple years, with an emphasis on the most recent periods.

For any year, the appropriate compensation range for each NEO is determined based on a number of factors, including: the NEO's role, responsibilities and expertise; the pay level for peers within the Company (internal alignment) and in the market for similar positions (external alignment); the level of competition that exists within the market for a given position; individual performance; and contribution to corporate financial performance, including the development and achievement of our long-term strategic goals and the enhancement of our franchise value. While weightings are developed and utilized for each position, no fixed numerical formula exists that is used from year to year. The Compensation Committee also considers the general economic climate and indications of pay levels from their colleagues in the financial services and technology industries.

After consideration of the foregoing data and the internal pay relationships among our NEOs, corporate financial performance, individual performance ratings and the need to attract, motivate and retain an experienced and effective management team, the Compensation Committee determined each NEO's TDC level within the appropriate range. As discussed in more detail below in *Pay Mix*, for fiscal year 2010, the Compensation Committee raised the NEOs' TDC levels over 2009 levels and targeted NEO TDC above the median of the market data. The Compensation Committee then determined an ideal "pay mix" — the relative amount of TDC for each NEO that should be delivered as base salary, annual cash incentives and long-term equity incentive awards.

Given the Company's unique position in its industry, we believe that reviewing benchmark data is a vital part of the process by which the Compensation Committee determines relevant pay ranges and pay mix (the allocation of total pay among the different elements). The Compensation Committee uses competitive data to help strike a favorable balance among cost management, wealth creation opportunity and retention, without creating undesirable and unnecessary incentives for NEOs to take risks that might inappropriately place the stockholders' investment at risk. However, we remain mindful that risk is a necessary and important element of our business, and that some prudent risk-taking is necessary to achieve our growth objectives.

We generally target our NEOs' individual target total cash compensation level to be near the median of the market data for accomplishment of target performance. However, as discussed below, the base salary for each NEO is positioned below market median, in part because the publicly-traded companies in our peer group (for which information is available) are generally larger than us, and in part because the Compensation Committee's philosophy is to place meaningful portions of our targeted annual cash compensation at risk. By maintaining significant levels of variable cash compensation for each NEO, the Company can manage its fixed expenses and better align compensation with financial performance.

Though effort is expended to maintain continuity in the annual data-gathering process, experience has taught us that there is a significant amount of volatility in pay data (and survey participants) from year to year, even when identical survey sources are used. Accordingly, we tend to use multi-year averages rather than simply focusing on data for the most recently completed period, particularly during periods of high market volatility. This approach may have the effect of "smoothing" short-term variations, which may be appropriate given short-term, isolated volatility in the data but which can also cause the user of the data to initially miss an emerging trend in compensation.

The Compensation Committee also applies other factors in determining the level of incentive pay for our NEOs, including a consideration of the firm's overall Compensation and Benefits expense expressed as a percentage of total annual revenues ("*C&B Ratio*"). For example, if the Company's C&B Ratio is greater than that of other companies in our peer group, the Compensation Committee could unilaterally choose to reduce our NEOs' annual incentive opportunity accordingly. The Compensation Committee believes focusing on the C&B Ratio is both appropriate and typical in the financial services industry, as it gauges and limits aggregate compensation expense in proportion to revenues generated during the applicable fiscal period. Moreover, comparing our C&B Ratio versus our internal guidelines and our industry competitors provides a highly relevant data point regarding the efficiency of the Company's compensation programs. Since the NEOs' annual incentive payments are a component of aggregate compensation expense, the Compensation Committee reserves the right to reduce the NEOs' incentives to reduce the C&B Ratio or to allow for additional incentive payments to the non-NEO employee population. As an ongoing long-term goal is to improve operating margins and stockholder returns, the Compensation Committee has and will continue to pursue a reduction of the C&B Ratio. The C&B Ratio declined 5.4 percentage points from 2009 to 2010.

As noted above, notwithstanding our overall pay positioning objectives, pay opportunities for specific individuals may vary significantly based on a number of factors, such as scope of duties, tenure, institutional knowledge, individual performance, market conditions and the Company's desire to retain the NEO, and/or the difficulty in recruiting a new executive who has the skill set required to be successful with the Company. Actual total compensation in a given year will vary above or below the target compensation levels based on the attainment of corporate strategic and operating goals, individual performance, the creation of stockholder value and competitive threats.

Peer Group

The Compensation Committee assesses "competitive market" compensation using a number of sources. As mentioned above, one of the data sources used in setting competitive market levels for the NEOs is the information publicly disclosed by a "peer group" of financial services and technology companies (listed below). While these companies may differ from us in terms of exact size and revenues, and their core businesses differ from ours in that none are providing a client to multi-dealer electronic trading platform for credit products, they are the closest matches available to us in terms of a comparable business model.

During 2010, the Compensation Committee updated our peer group by adding the CBOE, which became public through an initial public offering that same year. Grahall regularly reviews our peer group and other public companies in the financial technology market and will make recommendations to our Compensation Committee for the possible removal of companies from our peer group or the inclusion of other peer firms as appropriate.

Due to the hybrid nature of our Company, the potential career opportunities and competition for executive talent are more varied than in a typical company. The firms that best fit our definition of a competitive peer are private firms for which financial results and compensation data are generally unavailable. Therefore, we have to rely on comparisons to financial technology firms in other asset classes, of different sizes, and whose business model may be different than ours.

Our peer group for 2010 consisted of the following ten companies:

BGC Partners, Inc.
Chicago Board Options Exchange
GFI Group Inc.
Intercontinental Exchange, Inc.
Investment Technology Group, Inc.
Knight Capital Group, Inc.
LaBranche & Co., Inc.
optionsXpress Holdings, Inc.
SWS Group, Inc.
Tradestation Group, Inc.

As our business model is unique, this peer group data is supplemented and blended with data from a variety of compensation surveys and public and proprietary data sources. Applicable data are selected and weighted based on their relevance to the specific position and individual being evaluated. As a result, each NEO has a carefully considered compensation range that blends data from a variety of sources and also takes into account that NEO's level of experience and marketability. This is based on availability and applicability of peer group and other compensation data for each position and the competitive markets for talent (see *Overview of compensation objectives and strategy for our Named Executive Officers* above).

Details of the Company's compensation structure for our NEOs

Pay Elements — Overview

We utilize four main components of compensation for our NEOs:

		Objectives			
Compensation Element	**Description**	**Compete in the Market**	**Retain**	**Reward Short-Term Performance**	**Reward Long-Term Performance**
Base Salary	Reflects the NEO's role and responsibilities, experience, expertise, and, to a lesser degree, individual performance	✔	✔		
Cash Incentives	Designed to reward attainment of annual corporate financial goals and individual performance, allows total cash compensation to fluctuate upwards or downwards, as appropriate, with individual and corporate performance	✔	✔	✔	
Equity Incentives	Designed to tie NEO compensation to stockholder value creation	✔	✔	✔	✔
Other Benefits	Includes healthcare benefits, life insurance and retirement savings plans, and disability plans	✔	✔		

In addition to the foregoing elements, our CEO and President are subject to employment agreements, which were amended and restated on January 19, 2011 and provide for certain payments and benefits in the event of certain terminations of their employment or a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional detail on potential payments under specific events of termination or upon a change of control. The amended and restated agreements are intended to assure the continuity of senior executive management by providing for an initial four-year term commencing on February 1, 2011, with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term. As the CEO and President are critical to the strategic direction and the day-to-day operations of the Company, the agreements are intended to retain these NEOs for a certain period of time. It is difficult to predict the type of leadership needed too far into the future; therefore, the agreements have annual renewals after the first four-year term, thereby allowing for a change in leadership, as needed.

Pay Mix

We believe that our pay mix helps to better align NEO compensation with the interests of our stockholders. While we acknowledge that less variability in compensation through increased base salaries may, in some cases, reduce risk-taking, we believe that variability of compensation tied to corporate results motivates our NEOs and promotes decision-making that is aligned with stockholders' goals. A lower base of fixed costs (of which base salary is a part) helps us manage expenses and operating income. We also believe we have the right pay mix in place to mitigate unnecessary or extraordinary focus on short-term results that could result in increased risk.

- NEOs receive a significant portion of their compensation in equity that generally vests over three years. Therefore, the NEOs must have a long-term outlook, which mitigates short-term risk. Given their equity holdings, poor performance or other detrimental activity affects the NEOs to the same extent it affects our stockholders.
- As a significant portion of each NEO's compensation is awarded in equity and our NEOs are subject to stock ownership guidelines, we believe the NEOs are motivated to align personal performance and decision-making with stockholder value creation, and that they are motivated to improve the financial results for the Company on a long-term basis.
- Our equity agreements for all grants made to all employees have a "Detrimental Activity" clause, which would allow the Company to (1) expire any unexercised stock options or recover any gain realized as a result of exercise from one year of exercise and (2) forfeit any performance shares, restricted stock and RSUs held prior to vesting or, for one year after vesting, recover an amount equal to the fair market value at the time of vesting.
- We have implemented a decreasing accrual rate for our Employee Incentive Pool (as defined below) and implemented a cap on how much each NEO can earn in cash incentives on an annual basis regardless of corporate results (see below under *Annual Variable Performance Awards Payable in Cash*). This reduces the likelihood of NEOs taking unnecessary risk for increased short-term gains.
- When earned, performance shares have a subsequent 24-month ratable vesting period. This additional holding period requires NEOs to remain employed with the Company and exposes the shares to additional market risk during the holding period. Thus, value must be created and maintained over time before it is fully realized.
- We have implemented a 12-month claw-back provision that allows the Company to recoup any or all funds paid to NEOs in the event of a misstatement of financial results (see below under *Annual Variable Performance Awards Payable in Cash*). This reduces the likelihood of any intentional fraud or oversight in reporting or reviewing the financial results.

A summary of 2010 payments (comprised of 2010 base salary, 2010 year-end cash incentive and January 2010 equity grants) is as follows:

	Fixed Compensation		Variable Compensation						
					Peformance Equity(1)				
	Base	% of TDC	Cash Incentive	% of TDC	Performance Shares(2)	Restricted Stock	Multi-Year Grants(3)	% of TDC	TDC
CEO	$400,000	8%	$1,650,000	32%	$513,750	$1,541,250	$1,040,000	60%	$5,145,000
President	$300,000	10%	$1,300,000	42%	$228,000	$ 532,000	$ 740,000	48%	$3,100,000
CFO	$200,000	22%	$ 500,000	56%	$ 60,000	$ 140,000		22%	$ 900,000
CIO	$250,000	14%	$1,000,000	55%	$110,000	$ 440,000		31%	$1,800,000
Chief OCR Officer	$200,000	22%	$ 400,000	45%	$105,000	$ 195,000		33%	$ 900,000

(1) Performance Equity: Granted Jan. 2010. Restricted stock vests over three years; performance shares settle one year after grant and vest over the following two years.

(2) Performance Shares: Represents value of performance shares at the time of grant (prior to settlement).

(3) Residual value of Multi-Year Grants: CEO's final tranche of his 2006 multi-year grant vested on Feb. 1, 2011; President's final tranche of his 2006 multi-year grant vests on Oct. 1, 2011.

As detailed in the section below titled *Annual Variable Performance Awards Payable in Cash*, the Compensation Committee considered the financial performance of the Company, individual contributions of each NEO (listed below) and retention concerns in making a determination as to the compensation mix and in targeting each NEO's TDC. The guidance for TDC was also based on the benchmark data obtained from our peer group and other compensation surveys (see above under *How We Determine Pay Levels*). The data selected for each NEO were individualized based on the NEO's position, role within the organization and the scope of responsibilities. Given the strong performance of the Company and the NEO's individual contributions for the performance year, the Compensation Committee raised the NEOs' TDC levels over 2009 levels and targeted each NEO's TDC between the median and the 75th percentile of the market data. As discussed below, where each individual NEO was paid vs. market data was based predominantly on individual performance, retention concerns and internal equity considerations.

The mix of compensation and benefits received by each NEO, including benefits that were given to NEOs at the cost of the Company, can be found below (see below under *Other Benefits* for more detailed information on benefits received by NEOs). The CEO receives the highest percentage of equity compensation, given his position, the market data for total compensation and the Company's limitations on cash bonuses. The CFO and the Chief OCR Officer have the highest percentage of compensation paid in the form of base salary, given their positions and the relevant market data.

CEO — Compensation and Benefits Paid in Respect to 2010


Employer Paid Benefits
Base Salary
Performance Equity
Multi Year Grant

President — Compensation and Benefits Paid in Respect to 2010


Employer Paid Benefits
Base Salary
Performance Equity

CIO — Compensation and Benefits Paid in Respect to 2010


Employer Paid Benefits
Base Salary
Equity Incentive

CFO — Compensation and Benefits Paid in Respect to 2010


Employer Paid Benefits
Equity Incentive
Base Salary

Chief OCR Officer — Compensation and Benefits Paid in Respect to 2010


Employer Paid Benefits
Equity Incentive
Base Salary

Tally Sheets

In 2010, the Compensation Committee continued its use of "tally sheets" in its review of compensation levels for the NEOs. Tally sheets are summary reports of historical compensation for each NEO prepared by management with the assistance of Grahall. Because the Company does not have extensive retirement benefits or other elaborate compensation programs under which significant value can be accumulated, the primary benefit of using tally sheets is to provide historical perspective regarding the elements of pay for each NEO. Specifically, the tally sheets provide an overview of base salary, cash incentives, the grant history of equity awards and current values of equity holdings with respect to each NEO. The Compensation Committee and Grahall also used tally sheets to conduct sensitivity analysis to assess the value of each NEO's forfeitable and non-forfeitable equity at different stock prices. In this way, the Compensation Committee can make decisions with a better perspective regarding prior equity grants and incentive opportunities, analyze the retention value of all existing awards as a whole, and evaluate and consider what changes, if any, might be appropriate in the "Flex Share" program (see below under *Long-term Incentives — Equity-based Awards*) or in other aspects of our broader compensation scheme.

Our Tally sheets include the following historical information since 2004:

- *Total Cash Compensation* — including base salary and annual incentives;
- *Equity Compensation* — shares granted, strikes/grant prices, grant value, duration of award period, vesting schedule, dollar amount vested, sales history, and aggregate holdings and equity value at current (and multiple) share prices; and
- *Financial Results* — our revenue, operating income and earnings per share.

While the Compensation Committee reviews the amount of aggregate "wealth" held and the historic awards received by each NEO, none of our NEOs' aggregate holdings had any direct bearing on the equity awards approved for performance year 2010. Specifically, in the Compensation Committee's view, none of our NEOs holds an amount of shares that could prompt the Compensation Committee to consider diminishing any annual reward. This reflects the Compensation Committee's philosophy that appropriate annual compensation should reflect the market value of the NEO's services as well as the NEO's and Company's level of performance, and that any meaningful reduction of pay levels based upon prior wealth creation may be very difficult to do without creating significant — and potentially unacceptable — retention risk with respect to that NEO.

Pay Elements — Details

Base Salary

The Company does not automatically increase base salary each year. Rather, the Compensation Committee reviews all components of remuneration and decides which, if any, elements of compensation should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. This approach is in line with the Company's culture of "pay for performance" and its intention of offering compensation that is highly correlated with each NEO's individual responsibilities and performance, with corporate financial performance and with return for stockholders.

The Compensation Committee performed its annual review of base salaries in 2010 and determined to make an upward adjustment in the base salary only for our CIO. This is consistent with our compensation policy to carefully manage fixed expenses. Base salary for the CIO was raised from $200,000 per annum to $250,000 per annum. This was the CIO's first base salary increase since being hired in 2004 and represents the higher base salaries seen in the market among technology executives. For 2011, the Compensation Committee determined to forgo base pay increases for the NEOs, despite higher than typical increases in certain competitive data.

Our Committee's recent salary history decisions with respect to our NEOs appear below:

	NEO Salary History (000's)				
	2007	2008	2009	2010	2011
CEO	$400	$ 400	$ 400	$ 400	$ 400
President	$300	$ 300	$ 300	$ 300	$ 300
CFO	$200	$ 200	$ 200	$ 200	$ 200
CIO	$200	$ 200	$ 200	$ 250	$ 250
Chief OCR Officer	$200	$ 200	$ 200	$ 200	$ 200
Aggregate Change		0.0%	0.0%	3.8%	0.0%

Since we have not adjusted the base salaries of our NEOs, other than the CIO, since 2006, our NEOs' base salaries are generally positioned significantly lower than the applicable median base pay levels suggested by the benchmark data. We believe this offers the Company improved cost control, as lower base salaries enable us to better manage fixed compensation costs, reduce benefits costs and increase our emphasis on variable pay, which, in turn, results in our compensation being more fully aligned with our financial performance. Accordingly, the Compensation Committee believes that keeping base salaries constant is an effective method to reinforce our pay-for-performance philosophy.

Annual Variable Performance Awards Payable in Cash

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the CEO and any other executive officer (other than the CFO) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements.

To ensure the tax deductibility of any performance-based cash compensation awarded to the NEOs (other than our CFO), the Board adopted the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (the "*Performance Incentive Plan*"), which was approved by stockholders at the 2009 Annual Meeting and remains in effect today. The Performance Incentive Plan is structured in a manner that is intended to meet the requirements of Code Section 162(m) in order to qualify any performance-based cash compensation awarded to the NEOs (other than our CFO) as "performance-based compensation" eligible for deductibility under Code Section 162(m).

The CEO, President, CIO, and Chief OCR Officer comprise the four individuals who were the participants under the Performance Incentive Plan for the 2010 performance period. The CFO was not included as a participant in the Performance Incentive Plan as his compensation is not subject to Code Section 162(m), as provided under Notice 2007-49 issued by the Internal Revenue Service ("*IRS*").

In 2009, the Board also adopted the 2009 Employee Performance Incentive Plan (the "*Employee Plan*"), in which our CFO participates. This plan remains in effect today. Despite his exclusion from the Performance Incentive Plan, our CFO's incentive opportunities and actual incentive pay determinations remain subject to the Compensation Committee's discretion. The Employee Plan is not subject to stockholder approval and is substantially similar to the Performance Incentive Plan except that awards granted under the Employee Plan are not intended to, and will not comply with the "performance-based" compensation exception under Code Section 162(m), as the participants in this plan are not subject to Code Section 162(m)'s pay limitations and associated tax exclusions. The employee cash incentive pool for 2010 was implemented under the Employee Plan.

Annual Incentive Pool and Performance Criteria

At the beginning of 2010, the Compensation Committee set the 2010 target accrual under the Employee Plan (in which our CFO participated) at 27.75% of the Company's 2010 pre-tax operating income before cash incentive expense (the "*Variable Accrual*"), with no minimum (guaranteed) accrual (the "*Employee Incentive Pool*"). The Variable Accrual was based on our target financial plan and the aggregate amount needed to pay employees consistent with the median of market data. This accrual methodology differed from the methodology used in prior years, including most recently in 2009, when the Company provided for a minimum (guaranteed) accrual of $2,000,000 with a 27% variable accrual rate. In addition, for the first time in 2010, our accrual rate was designed to decrease once the Company met or exceeded 110% of its operating income goal on a pre-incentive basis. Specifically, the 2010 plan decreased the marginal accrual by 0.5 percentage point for each 10% of over-achievement (see *Annual Incentive Accrual Rates* in chart below) (with straight-line interpolation between thresholds). These changes allow for further variability tied to corporate financial performance and further tie NEO and employee compensation to financial results, while insuring that an increasing amount of profits from superior financial performance is realized by our stockholders. The changes were determined to create a fair balance between (a) the goal of creating appropriate annual performance incentives in order to retain and reward high performers and (b) expense management where any incremental cash incentive expense is only borne by the Company if financial performance is exceeded. These changes also helped us meet our ongoing objective of reducing our C&B Ratio. By eliminating the minimum accrual and reducing the Variable Accrual, the incentive accrual for 2010 was lower than would have occurred in prior years under the previous accrual formula. Given the Compensation Committee's ability to apply negative discretion and that base salaries are generally positioned significantly lower than the applicable median base pay levels suggested by the benchmark data, in 2010, similar to prior years, accruals were calculated based solely on operating income (*i.e.,* profitability). There is no "hurdle rate" or minimum performance requirement that must be achieved prior to the accrual commencing.

For 2010, the Company exceeded the targeted, pre-incentive, pre-tax operating income goal; therefore, in accordance with the decreasing marginal accrual rate outlined above, the accrual rate for the Employee Incentive Pool was reduced from the targeted rate of 27.75%. The accrual rate was further reduced when the Compensation Committee exercised its discretion and capped the accrual of the Employee Incentive Pool at 25.77% of the Company's 2010 pre-tax operating income.

For performance year 2011, the Compensation Committee set the target accrual at 24.4% of operating income on a pre-incentive basis (approximately 12% lower than in 2010) (see *Annual Incentive Accrual Rate* chart below). The Compensation Committee lowered the accrual at plan versus 2010 as a result of the Company's budgeted higher operating income. The declining rate of 0.5 percentage point for each 10% of over-achievement remains in effect for 2011 and is consistent with the Compensation Committee's long-term objective to improve operating margins by reducing the C&B Ratio as the Company grows its revenues and profits. In addition, the Compensation Committee retains its right to exercise negative discretion.

The Compensation Committee uses operating income to reward performance because it is highly correlated to revenue growth, which is our primary concern at this phase in the Company's growth cycle. An overview of our accrual methodology over the past five years follows:

	Incentive Pool Accrual				
	2007	**2008**	**2009**	**2010**	**2011**
Minimum Accrual (000's)	$5,000	$3,000	$2,000	$0	$0
Variable Accrual Percent	27.5%	30%	27%	27.75%*	24.4%*

* Declining accrual rate once 110% achievement is met

Below is a comparison of the 2010 and 2011 accrual details:

	Annual Incentive Accrual Rate		
Operating Income	**2010**	**2011**	**% Difference**
0 — 110% of plan	27.75%	24.40%	12.1%
110 — 120%	27.25%	23.90%	12.3%
120 — 130%	26.75%	23.40%	12.5%
130 — 140%	26.25%	22.90%	12.8%
140 — 150%	25.75%	22.40%	13.0%
Every additional 10% increment	−0.5%	−0.5%	

The incentive pool accrual under the 2010 incentive program in which our NEOs other than our CFO participated (the "*2010 Incentive Program*") was set as 32.5% of the corporate Variable Accrual (the "*NEO Incentive Pool*"). There was no minimum (guaranteed) accrual under the 2010 Incentive Program. The NEOs who participated in the 2010 Incentive Program were not eligible to receive any portion of the remaining Variable Accrual. This formula had two objectives: to align NEO incentives with operating income, which correlates to earnings per share, and to use the operating leverage of our business to motivate the NEOs. The percentage for the NEO Incentive Pool was determined by the Compensation Committee based on the aggregate median benchmark data for the NEOs.

The maximum amount that could be earned from the NEO Incentive Pool by the NEOs who participated in the 2010 Incentive Program was established as a percentage of the NEO Incentive Pool and was determined based on the NEO's role, responsibilities and expertise; comparable internal pay levels for peers within the Company and external pay levels for similar positions within our benchmark peers; the level of competition that exists within the market for a given position; and the NEO's ability to contribute to our financial performance and/or realization of our on-going strategic initiatives. The percentage of the NEO Incentive Pool that could be earned by the CEO and President was 30% each, the percentage for the CIO was 25%, and the percentage for the Chief OCR Officer was 15%. Any amount of the NEO Incentive Pool not paid to the NEOs reverted to the general funds of the Company and the Employee Incentive Pool was increased by such amount.

In 2010, we did not set individual financial performance goals for the NEOs for achievement of incentive compensation, and there were no specific quantitative individual-level financial goals used to determine compensation. The actual level of cash incentive awards for each of the NEOs was determined in the context of our financial performance in 2010, each officer's individual strategic and qualitative accomplishments (as discussed below), comparative market data and all other components of the NEO's TDC. At the conclusion of the 2010 performance period, the Compensation Committee determined the actual amount to be paid to each NEO and exercised its discretion to pay each executive an amount that was lower than the maximum amount permitted. A further discussion regarding the Compensation Committee's use of negative discretion appears below.

The table below shows the actual payout amounts for each of the NEOs who participated in the 2010 Incentive Program in relation to the maximum they were allowed to receive from the NEO Incentive Pool. While $5.743 million was accrued under the funding formula for the NEO Incentive Pool, the Compensation Committee reduced these potential payouts to an aggregate of $4.35 million. A detailed discussion of the actual incentive payments awarded to each NEO, including the CFO, appears later in this section.

Calendar Year 2010	Financial Results (000's)	NEO Incentive Pool (32.5% of Variable Accrual) (000's)
Revenues	$146,228	
Expenses	$ 95,318	
Operating Income (before taxes)	$ 50,910	
Variable Accrual	$ 17,672	$5,743

Limitations by Officer — 2010	Maximum Percentage	Maximum Amount (000's)	Actual Amount (000's)
CEO	30%	$1,723	$1,650
President	30%	$1,723	$1,300
CIO	25%	$1,436	$1,000
Chief OCR Officer	15%	$ 861	$ 400
Total		$5,743	$4,350

Despite record revenues and operating income and despite the market data, the Compensation Committee exercised downward discretion and paid the NEOs less than they would have been entitled to under the limits set by the 2010 Incentive Program. This downward discretion was based on the percentage increase in cash incentive compensation vs. financial results for the Company, internal equity, the amount of the corporate cash accrual needed to pay employees other than the NEOs, individual performance and an assessment of competitive positioning of each NEO. The approximate $1.4 million not paid to the NEOs reverted to the bonus pool for non-NEOs, where it was available for bonus awards to the Company's other employees.

For 2011, the Compensation Committee has adopted a program under the Performance Incentive Plan for our CEO, President and CIO (and excluding our CFO), that is structurally similar to the 2010 Incentive Program. As there is one less individual (namely, the Chief OCR Officer, who ceased to be an executive officer in 2011) who will be participating in the program, the incentive pool funding will be reduced to 25% of the Variable Accrual of the Company's 2011 pre-tax operating income before cash incentive expense, with a maximum accrual of $5.25 million ("*2011 NEO Incentive Pool*"). For 2011, the former Chief OCR Officer will participate in the general Employee Plan. The NEOs' respective maximum percentage payouts of the 2011 NEO Incentive Pool will be as follows:

	2011 Allocation
CEO	44%
President	32%
CIO	24%

Further, based on the 2011 distribution of the 2011 NEO Incentive Pool, individual NEOs' maximum bonus opportunities are as follows:

NEO 2011 Incentive Plan — At Target	$4,750,000
NEO 2011 Incentive Plan — Cap	$5,250,000

Cash Bonus Payments	Allocation	Maximum Payments at Target* (000's)	Maximum to be Paid in 2011* (000's)
CEO	44%	$2,090	$2,310
President	32%	$1,520	$1,680
CIO	24%	$1,140	$1,260

* Compensation Committee retains downward discretion

The actual percentage of the 2011 NEO Incentive Pool that may be earned by a NEO remains subject to the Compensation Committee's discretion to reduce the actual amount paid to each NEO on an annual basis. The Compensation Committee believes that the percentage allocation of the 2011 NEO Incentive Pool among our NEOs is appropriate, based upon the individual and aggregate data it has reviewed and internal equity considerations.

The Compensation Committee believes that changes to the accrual methodology for the Employee Incentive Pool and to the NEO Incentive Pool that place limitations on cash incentives are sufficiently high to motivate the plan participants while ensuring that no incentives are created to take excessive risks. We believe that NEOs will be appropriately rewarded by short-term incentives and motivated to adopt a long-term perspective that aligns with their equity holdings and with our stockholders' outlook. However, the Compensation Committee intends to continue to review the NEO incentive compensation program design for future years.

As discussed above, the payouts under our cash incentive program are based upon our growth in operating income. Our ability to grow revenues as a result of our increase in market share gains and increased fee capture helped provide the opportunity for us to exceed our targeted revenue growth in most of our business areas. Coupled with our prudent management of expenses, we achieved record operating income in 2010. As such, the 2010 Employee Incentive Pool, and consequently the 2010 NEO Incentive Pool, were higher than the 2009 accrual levels. Specifically, the Employee Incentive Pool for 2010 was $17.672 million, compared to $14.738 million in 2009 (a 20% increase).

A summary of cash incentives awarded to the NEOs for 2009 and 2010, and the relationship between the NEOs' cash incentive growth and stockholder value measured as EPS, is as follows:

Financial Comparison	2009 Actual	2010 Actual	Year-over-Year Percentage Change
Operating Income (000's)	$30,049	$50,910	69%
EPS	$ 0.42	$ 0.80	90%

Incentive Payments

	2009 Actual (000's)	2010 Actual (000's)	Year-over-Year Percentage Change
CEO	$1,200	$1,650	38%
President	$1,200	$1,300	8%
CFO	$ 300	$ 500	67%
CIO	$ 750	$1,000	33%
Chief OCR Officer	$ 325	$ 400	23%
	$3,775	$4,850	28%

As the above chart shows, based on the Company's 2010 performance, the Compensation Committee rewarded the NEOs who had the most significant impact on helping us grow our revenues and profits to record levels in 2010. Given the strong cash accrual, the Compensation Committee sought to pay the NEOs at no less than the median percentile of market data for total cash compensation while previously the NEOs had been paid at or below median. The President's market data did not support a significant increase in cash compensation. Additionally, it was the intention of the Compensation Committee to compensate him with more equity, thereby increasing his equity holdings and the Company's potential retention of him. A more detailed discussion of the contributions of each NEO can be found below.

The total cash payment for 2010 resulted in the following:

	Total Cash (Base + Incentive) (000's)	Compared to Median
CEO	$2,050	Between Median and 75th
President	$1,600	At 75th
CFO	$ 700	At 75th
CIO	$1,250	At 75th
Chief OCR Officer	$ 600	At Median

Performance Evaluations

In assessing performance for the CEO and President, the Compensation Committee credited both with leading the Company and the resulting outperformance of our internal financial plans and growth relative to our peer group:

- Record revenues of $146 million, up 27.8% from $114 million in 2009;
- Expenses increased by only $11 million, resulting in record operating income of $50.9 million, up 69.4% from 2009;
- EPS nearly doubled, from $0.42 in 2009 to $0.80 in 2010;
- The Company's stock price closed at $20.81 at the end of 2010, up from $13.90 in 2009;
- Total trading volume increased from $299.3 billion in 2009 to $402.3 billion in 2010;
- Estimated U.S. high-grade market share for the fourth fiscal quarter of 2010 increased to 9.6% (vs. 8.0% for the fourth fiscal quarter of 2009) and 8.4% for the full year 2010 (versus 6.2% for the full year 2009); and
- The Company outperformed its peer group (see above under *Peer Group*) in growth rates for revenue, operating income, EPS, EBITDA and pre-tax margin growth during 2010.

The CEO was also credited with the following qualitative achievements in his role as CEO and Chairman:

- Successfully chairing the Board to develop a strategy in 2010 that focused on organic growth in our core business, resulting in a significant increase in trading volume and revenues;
- Setting the strategy to reposition the business as a leader in the derivatives market in response to the enactment of the Dodd-Frank Act;
- Adding two new analysts for coverage of the Company;
- Retention of our NEOs, senior management team and other key employees during a period of significantly increased hiring in the broker-dealer and technology markets; and
- Attracting and retaining a strong base of well-respected, large public stockholders who are long-term growth investors.

In addition to the financial successes outlined above, the President was credited with the following accomplishments:

- Meeting or exceeding internal market share goals for high-grade, high-yield and emerging markets bonds, resulting in outperformance of 2010 revenue, operating income and EPS goals;
- Focusing on underperforming accounts and the continued addition of new broker-dealers to the platform helped drive the record results listed above, improved liquidity and increased hit rates;
- The incubation of a new asset class in asset-backed securities;
- Retention of key personnel including our CIO and Head of North America Sales; and
- Contributions to the Board, especially in regard to providing updates on and context within current credit market conditions.

In determining the cash incentive compensation for the CFO, the Compensation Committee and CEO focused on corporate financial performance. In addition, the CFO was credited with:

- Implementing tax changes that reduced the Company's corporate tax rate from 46.4% in 2009 to 38.3% in 2010, which had a direct impact on EPS;
- Improvements in internal and external financial reporting resulted in more detailed and accurate forecasts and shorter timetables required for regulatory reporting;
- Working closely with existing analysts and contributing to the addition of two new analysts in 2010; and
- Developing strong relationships with key investors.

The CIO and his team are instrumental to the Company's revenue by providing unique, stable, world-class technology to the credit markets. In addition, the CIO leads our technology services initiatives, which generated 2010 revenues of $13.6 million, an increase of over 37% from 2009 levels. For 2010, the CIO was credited with:

- Building on our reputation of trading system stability, user-friendliness and client responsiveness through seven software releases;
- Further development of our technology services offering, which resulted in a second phase for a significant professional services engagement and the addition of new products and services for our clients, including key broker-dealer clients;
- Successful integration of the information services business into the technology services business, resulting in the group exceeding plan in 2010;
- Retention of senior and key personnel across the technology organization; and

- Actively garnering support from business and technology heads at some of our key clients to promote our technology and capabilities.

In determining the Chief OCR Officer's compensation, the Compensation Committee and CEO focused on his contributions to the Company's strategy and operations:

- Smooth transition of the CFO function in early 2010 to the Company's newly-appointed CFO;
- Effectively managed the Company's credit and operational risk in key business areas;
- Setting up the organization and infrastructure needed internally for the Company to be prepared for the implementation of the requirements of the Dodd-Frank Act, including the development of a clearing and connectivity strategy; and
- Increased the Company's external visibility, especially in regard to credit default swap capabilities, and managed the deployment of a revamped corporate website after assuming responsibility for the marketing and communications group.

Long-term Incentives — Equity-based Awards

The Compensation Committee regularly evaluates the use of equity-based awards and intends to continue to use such awards as part of designing and administering the Company's compensation program. Equity awards are generally granted to our NEOs at the time of hire and then annually at the end of each fiscal year for corporate, unit and individual performance.

In 2010, for performance in 2009, the Compensation Committee continued its practice of granting our NEOs equity-based awards ("*Performance Grants*") in the form of restricted stock and performance shares. The Performance Grants serve as a retention and long-term reward tool despite the increase in short-term cash incentives. By doing so, the Compensation Committee was able to balance increased short-term rewards with long-term motivation provided by equity awards. Equity awards also permit the Compensation Committee to increase retention of key executives because a NEO only profits if he continues his employment with the Company and satisfies the applicable vesting period of the award. Ultimately, the executive maximizes the value realized from the award when the Company's share price increases, and loses relative value when the Company's share price declines, providing excellent alignment with the Company's stockholders.

In 2011, for performance in 2010, our NEOs were awarded Performance Grants in the form of RSUs (rather than restricted stock) and performance shares, as discussed below. As discussed earlier, the settlement of RSUs may be deferred by the recipient, which provides the NEOs with the added benefit of allowing them to maintain additional upside leverage in our shares of Common Stock through delayed taxation. Only the CEO elected to defer the settlement of the RSUs he received in 2011 for performance in 2010. Accordingly, for the other NEOs, the RSUs will have virtually identical characteristics with respect to value, forfeiture, vesting and settlement as restricted stock.

		Objectives			
Type of Equity	**Objectives and Consequences**	**Compete in the Market**	**Retain**	**Reward Short-Term Performance**	**Reward Long-Term Performance**
Restricted Stock Units/ Restricted Stock	Provide a strong retention incentive in that they require continuous employment while vesting. Use fewer shares than other vehicles such as stock options. Provide moderate reward for growth in our stock price.	✔	✔		✔

Type of Equity	Objectives and Consequences	Objectives: Compete in the Market	Retain	Reward Short-Term Performance	Reward Long-Term Performance
Stock Options	Provide strong reward for growth in our stock price as the entire value of the option depends on future stock price appreciation. Serve as a retention incentive in that they require continuous employment while vesting; however, can be non-retentive if the option is "under water." Most dilutive form of equity grant.	✔	✔		✔
Performance Shares	Focus our NEOs on annual performance goals while also providing a strong long-term performance and retention incentive as they require continuous employment for vesting. Use fewer shares than other vehicles such as stock options. Provide reward for growth through the sliding scale for payouts and via growth in our stock price.	✔	✔	✔	✔

The number of equity awards granted to our NEOs is determined in a manner consistent with the process used to determine annual cash incentive opportunities: the budget for equity-related expenses, corporate financial performance, group and individual performance, benchmark data and retention requirements are all factors weighed in determining the equity award. Additionally, total planned cash compensation vs. benchmark data is considered when determining the size and type of equity grant.

The expected value of the year-end equity awards to each NEO and grants to new executive officers is approved by the Compensation Committee prior to grant and is part of the process in determining TDC for each NEO. The actual grant amount (*i.e.*, number of shares or options) is then approved by the Compensation Committee on or before the grant date. For grants made since January 2009, the average closing price of our Common Stock for the ten business days leading up to and including January 15 (or the preceding business day if January 15 is not a business day) has been used to convert the compensation equity value to shares. This average pricing methodology smoothes out any significant swings in the stock price during the first business days of the new year. The pricing for the 2010 year-end grant was calculated as follows:

	2011 Closing Price of MKTX Common Stock								
	5-Jan	6-Jan	7-Jan	10-Jan	11-Jan	12-Jan	13-Jan	14-Jan	Avg
Stock Price	$19.84	$20.37	$20.24	$20.69	$20.68	$21.11	$21.17	$21.59	$20.71

In addition to the foregoing, in consideration for entering into their amended and restated employment agreements, on January 19, 2011 the Compensation Committee approved grants of RSUs and incentive stock options under the Stock Incentive Plan (collectively, "*Retention Grants*") to the CEO and President that will vest over a 5-year period. These Retention Grants are intended to comprise a portion of targeted annual TDC received by the CEO and President. Accordingly, the annualized portion of the Retention Grants serves to effectively reduce the equity award that would otherwise be made to the executive for that year.

The Retention Grants made to the CEO and President were as follows:

Name and Title of Executive Officer	Restricted Stock Units: Number	Value	Stock Options: Number	Value
Richard M. McVey, CEO	119,565	$ 2.5MM	219.969	$ 2.5MM
T. Kelley Millet, President	59,782	$1.25MM	109,984	$1.25MM

For the aforementioned Retention Grants denominated in RSUs, the CEO elected to defer the settlement of each tranche of the RSUs for five years from the vesting date (as set forth below).

The five-year vesting schedule for all Retention Grants (whether RSUs or stock options) is as follows:

Vesting Date	Percentage of Award Vested
January 15, 2012 (February 19, 2012 for CEO's RSU grant)	12.5%
January 15, 2013	25.0%
January 15, 2014	25.0%
January 15, 2015	25.0%
January 15, 2016	12.5%

As discussed above, because the CEO's election to defer his RSU award occurred in the year of grant (within 30 days following the date of grant), the first tranche of his Retention Grant RSUs will vest 13 months from the date of grant in accordance with Code Section 409A.

Since 2006, our equity award policy has been to grant all our annual equity awards on January 15 of the following year (or the preceding business day if January 15 is not a business day). This insures that the timing of any option grants and the setting of the exercise price, which is the closing price per share of our Common Stock on the NASDAQ Stock Market ("*Stock Price*") on the date of grant, will not be arbitrary or subject to manipulation. All performance grants made to the NEOs in relation to the 2010 year-end compensation decisions were granted on Friday, January 14, 2011. However, the Retention Grants made to the CEO and President in connection with their new employment agreements were delayed until January 19, 2011, the date those agreements were executed. This delay had very little impact on the number of shares granted under the Retention Grants as the Company's Stock Price changed $.03 between January 14 and January 19, 2011, a difference of 1/10th of 1%.

For more information regarding the specific equity awards that were granted to the NEOs in fiscal 2010, see below under *Grants of plan-based awards.*

Use of Performance Shares

Beginning in 2008, the Compensation Committee has also utilized performance shares to tie the long-term equity component of compensation more closely to stockholder returns. Specifically, the Compensation Committee implemented the use of performance shares to:

- convert a reasonable portion of "guaranteed" restricted stock awards to a variable-pay "at-risk" instrument that better aligns with financial performance;
- reduce stockholder dilution by using fewer shares than similar value stock option grants; and
- provide a balance between stock option leverage and retention/downside protection of restricted stock.

All performance share awards are based on performance criteria approved by the Company's stockholders in our Performance Incentive Plan, in a manner intended to qualify as "performance-based compensation" eligible for deductibility under Code Section 162(m).

The Compensation Committee has approved two forms of performance share award agreements. One form is for use in connection with grants of performance share awards to the CEO and the President, and a second form is for use in connection with grants of performance share awards to all other performance share award recipients, including our other NEOs. Each performance share award agreement provides for the grant of a target number of performance shares (further detailed below) that will vest or be forfeited based on our achievement, during the applicable performance period, of a level of pre-tax operating income per share of our Common Stock before payment of (a) cash incentives for performance during the performance period and (b) expenses incurred in connection with the grant of all performance share awards for the performance period.

For each performance share earned, a participant receives one share of restricted stock that vests and becomes freely tradeable in equal 50% installments on each of the second and third anniversaries of the original grant date of the applicable performance share award. Certain portions of the performance shares or the restricted stock may also vest upon certain terminations of a participant's employment, or after the occurrence of a qualifying change in control.

In January 2010, the Compensation Committee approved grants for an aggregate of 71,122 performance shares to our NEOs for the 2010 performance period. Performance for calendar year 2010 was 127% of the established target (actual EPS on a pre-bonus expense and pre-performance share expense basis was $1.78, versus targeted EPS of $1.40); therefore, the performance shares settled at 150% achievement, the maximum permitted under the program (see below for details regarding payout levels). This resulted in the conversion of the performance shares to 106,683 shares of restricted stock awarded to recipients. These shares vest in two equal annual installments on January 15, 2012 and January 15, 2013.

	Performance Share Grant made Jan 15, 2010	Value on Date of Grant(1)	Settlement of Performance Shares on Feb 18, 2011	Value of Grant on Date of Settlement(2)
CEO	35,937	$513,540	53,906	$1,155,734
President	15,949	$227,911	23,924	$ 512,920
CFO	4,197	$ 59,975	6,296	$ 134,976
CIO	7,694	$109,947	11,541	$ 247,439
Chief OCR Officer	7,345	$104,960	11,018	$ 236,215

(1) Closing price of $14.29

(2) Closing price of $21.44

Our results for 2010 are similar to 2009 results, which also paid out at 150%, but contrast starkly with 2008, when our performance targets that were established in January 2008 were not satisfied. The Compensation Committee believes that the disparate results (and dramatically different realized performance share value) achieved over the past three years illustrate the strong link between variable pay and performance and that the performance share program strongly reinforces that link.

Flex Share Program

During 2009, the Compensation Committee and Grahall prepared a study of relative equity positions held by each of our key executives. The equity holdings then were reviewed against historic norms and targeted compensation levels for each executive. These results were used to help calibrate the grant percentage limitations offered to executives in our "Flex Share" program for 2010 and 2011. The "Flex Share" program emphasizes the retention of our key executives by requiring that each executive elect to receive at least 50% of his/her total equity award in restricted shares (in 2010) and RSUs (in 2011) — the form of award with the strongest retention effect.

The "Flex Share" program was implemented by the Compensation Committee to permit executives to have appropriate input into the composition of their reward structure, within appropriate limits designated by the Company. This approach increases the efficiency of our award program by allowing an appropriate level of individual tailoring by award participants based on individual preferences. The Compensation Committee believes that this allows the Company to deliver more individualized awards with greater perceived value to the individual recipients without incurring additional actual expense or accounting cost to the Company.

The "Flex Share" program gives the Compensation Committee the ability to control the alternatives made available to executives based on any criteria and limitations the Compensation Committee deems appropriate. For grants made in the past three years (January 2009 through January 2011), the Compensation Committee required that at least 50% of each NEO's equity award (excluding performance shares) be designated in restricted stock (or RSUs beginning in 2011) because the Compensation Committee wanted to increase the retention nature of the NEOs' current equity holdings. The rationale was two-fold. NEOs value outright shares (*e.g.*, restricted stock and RSUs) more than stock options. Second, in previous years, during the financial crisis, a portion of stock option awards from earlier years were then significantly "under water," meaning the options had strike prices well above the Company's then-current share price and thus provided little retention incentive to our NEOs.

The Compensation Committee believes that by requiring NEOs and other key executives to receive at least 50% of their 2011 equity grant in RSUs, their compensation is tied closely and appropriately to stockholder returns. In addition, the Compensation Committee believes that RSUs promote a more balanced risk/reward profile vs. potential over-reliance on stock options, which recent research suggests may promote excessive risk-taking in search of potential short-term results at the expense of long-term price appreciation.

In January 2011, the NEOs were granted performance shares with respect to 2010 performance. In total, 60,920 performance shares were granted to the NEOs on January 14, 2011. The number of performance shares granted to each NEO was determined by the NEO under our "Flex Share" program, which also requires that a minimum of 30%, but not more than 50%, of the year-end equity award be granted as performance shares. This limitation is determined by the Compensation Committee annually and may be modified at the Compensation Committee's discretion.

The target performance metric under these awards is the Company's achievement during 2011 of pre-tax operating income of $2.12 per share of the Company's Common Stock before payment of (a) cash incentives for performance during 2011 and (b) expenses incurred in connection with the grant of all performance share awards for performance in 2011, based on the Board-approved 2011 financial plan of the Company. The actual amount that may be earned is based on the level of our achievement of the performance goal during 2011, as follows:

Achievement (percentage of target pre-tax operating income)	Less than 80%	Minimum 80%	Target 100%	Maximum 120% or More
Payout (percentage of shares)	0%	50%	100%	150%

Payout results are interpolated on a straight-line basis between 80% and 120% achievement of performance goals, and maximum payouts are capped at 150% of target, as occurred in 2009 and 2010. If the minimum threshold performance level is not achieved, no portion of the performance share awards will be earned by the executives, as occurred in 2008.

Set forth below is the target number of performance shares granted in 2011 that may be awarded to our NEOs (*i.e.*, the number of performance shares that would be earned based upon achievement of 100% of the performance goal), their value as of the date of grant, and the maximum number of shares that can be received by each NEO if 120% or more achievement of goals is reached:

	Percentage of Equity Value Granted in Performance Shares	Performance Shares at 100% Achievement	Value of Performance Shares at 100% Achievement as of Date of Grant	Performance Shares at 120% Achievement *
CEO	30%	29,126	$628,830	43,689
President	30%	14,563	$314,415	21,845
CFO	30%	4,368	$ 94,305	6,552
CIO	30%	8,009	$172,914	12,014
Chief OCR Officer	40%	4,854	$104,798	7,281

* Achievement is determined after the end of the performance period. The performance period for the grants made Jan. 14, 2011 runs from Jan. 1 through Dec. 31, 2011.

As previously discussed, the NEOs were required to take 50% of their 2011 equity grant value in RSUs. After the required 50% allocation to RSUs and the NEO's designated performance share amount (30% to 50%), the NEOs were given a choice between taking the remainder, if applicable, of their grant in additional RSUs or in stock options. The trade-off of RSUs to stock options was determined at an appropriate level at which the accounting expense charged to the Company was unaffected by the executive's award selection. The ratio of RSUs to stock options granted in January 2011 was one to two. All the NEOs chose additional RSUs.

Further details on the 2010 year-end equity grants made in January 2011 and a discussion of TDC are included above under *Pay Mix*.

The Compensation Committee will continue to evaluate the mix of performance shares, RSUs, stock options and other stock-based awards to align rewards for personal performance with stockholder value creation.

Stock Ownership Guidelines

The Company and the Compensation Committee believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, on October 24, 2007 our Board adopted stock ownership guidelines for our executive officers. These guidelines were updated effective July 20, 2010. The new guidelines require our NEOs to own not less than a number of shares of Common Stock equal to or greater than the value set forth beside their titles below, which equates to six times the CEO's base salary (up from three times) and three times the base salary of the other NEOs (up from two times) as calculated on the effective date of the policy:

Stock Ownership Guidelines

	Old Guidelines	→		New Guidelines	
CEO	3x	$1,200,000	CEO	6x	$2,400,000
President	2x	$ 600,000	President	3x	$ 900,000
CFO	2x	$ 400,000	CFO	3x	$ 600,000
CIO	2x	$ 500,000	CIO	3x	$ 750,000
Chief OCR Officer	2x	$ 400,000	Chief OCR Officer	3x	$ 600,000

Currently, all NEOs are in compliance with these guidelines and must remain in compliance throughout the NEO's employment with the Company. Newly-appointed executives will be subject to the same guidelines and will be required to be in compliance within five years of commencement of service. Under our ownership guidelines, shares purchased and held personally, vested and unvested restricted shares, and settled performance shares count toward the minimum ownership requirement. Unvested RSUs and unvested options are not counted toward the ownership requirement. Compliance with the stock ownership guidelines is reviewed by our Nominating and Corporate Governance Committee on an annual basis.

Incentive Compensation Claw-Back

Beginning in 2010 we implemented a claw-back provision that allows the Company to recoup all or part of the year-end incentive paid to NEOs in the event of a misstatement of financial results discovered within 12 months of December 31 of the respective performance year. The claw-back is structured so that funds that were accrued under the Employee Incentive Pool or NEO Incentive Pool as a result of a misstatement of financial results may be recaptured by the Company. In addition, included in the new employment agreements for the CEO and President is the Company's right to recapture all compensation paid, whether in the form of cash, Common Stock or any other form of property, to the extent required by the Dodd-Frank Act and the Remuneration Code published by the UK Financial Services Authority.

Disclosure of Employee Hedging

NEOs and all other employees are prohibited from using the Company's stock for hedging purposes. The only hedge possible is shorting the stock, which is expressly prohibited under the Company's Insider Trading Policy. All employees (including NEOs) are subject to this policy.

There is no options market for the Company's stock, thereby eliminating any options transactions.

Other Benefits

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation; premiums paid for life insurance and short-term and long-term disability policies; a matching contribution to the NEO's 401(k) plan account; and the payment of 80% of the NEO's healthcare premiums. We review these other benefits on an annual basis and make adjustments as warranted based on competitive practices and our performance. Comparable benefits are offered to employees in other geographic locations.

Compensation Committee Discretion

The Compensation Committee retains the discretion to decrease or eliminate all forms of incentive payouts based on its performance assessment, whether individual or Company-based. Likewise, the Compensation Committee retains the discretion to provide additional payouts and/or consider special awards for significant achievements, including but not limited to achieving superior operating results, strategic accomplishments and/or consummation of partnerships, acquisitions or divestitures.

Severance and Change in Control Arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We have entered into employment agreements with our CEO and President that provide for severance payments and benefits in the event of certain terminations of their employment. In addition, the terms of our annual equity grant award agreements with our CEO and President provide for accelerated vesting of their equity awards in the event of certain terminations of their employment or upon a change in control of the Company. While Retention Grants also accelerate upon certain terminations of employment after a qualifying change in control event, accelerated vesting is limited to 24 months as the Compensation Committee did not feel it necessary to provide full acceleration of the Retention Grants. The other NEOs are entitled to severance payments and benefits in the event of certain terminations of their employment under the MarketAxess Severance Pay Plan.

While the agreements are designed to protect executives in the event of a change in control, they do not provide for "single-trigger" protection, nor does the Company provide any 280G protection for excise taxes that may be imposed under Code Section 4999 other than providing that if any payments or benefits paid or provided to the executive would be subject to, or result in, the imposition of the excise tax imposed by Code Section 4999, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless the executive would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

See below under *Executive Compensation — Potential termination or change in control payments and benefits* for information regarding these payments and benefits.

Impact of Tax and Accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's stock incentive plans, the Compensation Committee examines the accounting cost associated with the grants. Under FASB ASC Topic 718, grants of stock options, restricted stock, RSUs, performance shares and other share-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock, RSUs and performance shares, the cost is equal to the fair value of the stock on the date of grant times the number of shares or units granted. For stock options, the cost is equal to the fair value determined using an option pricing model. This expense is amortized over the requisite service or performance period.

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. Exceptions include qualified performance-based compensation, among other things. It is the Compensation Committee's policy to maximize the effectiveness of our executive compensation plans in this regard. Nonetheless, the Compensation Committee retains the discretion to grant awards (such as restricted stock with time-based vesting) that will not comply with the performance-based exception of 162(m) if it is deemed in the best interest of the Company to do so.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

John Steinhardt — Chair
Roger Burkhardt
Ronald M. Hersch

COMPENSATION RISK ASSESSMENT

NEOs and Senior Management Team

Our independent Compensation Consultant, Grahall, annually reviews and presents compensation recommendations for our NEOs and certain other employees of the Company. Specifically, the Compensation Committee is presented with benchmark data and compensation recommendations made by the CEO (excluding for himself) in conjunction with Grahall for our senior management team. In addition to providing market data for our NEOs, in 2010 Grahall provided market data for the following positions comprising the senior management team (each, a "*Senior Manager*"):

- General Counsel
- Head of Human Resources
- Head of MarketAxess Europe
- Head of North American Sales
- Head of European Sales

The Head of Accounting and Finance and the Head of New Business Development were removed from the list of Senior Managers subsequent to the filing of the proxy statement for the 2010 annual meeting of stockholders as the former was appointed to the CFO position in 2010 (and is included above as the CFO) and the latter resigned from the Company in August 2010.

Grahall also provided the Compensation Committee with summary benchmark and compensation data for all other employees of the Company in the aggregate.

The compensation recommendations for the senior management team are reviewed by the Compensation Committee and factor into the Compensation Committee's decision-making process in the same manner as decisions concerning compensation for the NEOs (other than the CEO). The Compensation Committee believes that the Company has the right pay mix in place to mitigate a short-term orientation and short-term risk-taking. While a significant portion of executive compensation is performance-based and provides significant award potential, we believe that our compensation program as a whole is sound and does not encourage excessive risk-taking. Specifically:

- Use of long-term incentives — A significant portion of the equity compensation received by Senior Managers vests over a three-year or longer period. As discussed in the *Compensation Discussion and Analysis-Pay Elements — Overview,* our CEO and President were given Retention Grants in January 2011 that vest over five years. Therefore, Senior Managers are encouraged to have a long-term outlook, which mitigates short-term risk. Given their equity holdings, poor performance or other detrimental activity negatively impacts the senior management team similarly to the extent it affects our stockholders. In addition, detrimental activity can result in the Company's enforcement of a claw-back of equity granted to any employee (see above under *Compensation Discussion and Analysis — Pay Mix*).
- Share ownership guidelines — The Company has adopted share ownership guidelines, which require our NEOs to hold a portion of their annual base salary in shares of stock of the Company. This ensures that each executive will maintain a significant amount of wealth in our stock, and when the stock price declines, executives will lose value as stockholders do. In 2010, the required holdings were increased for each of the NEOs, as discussed in *Compensation Discussion and Analysis — Stock Ownership Guidelines.*
- Performance shares — To realize value on their annual grant of performance shares, Senior Managers and NEOs must satisfy performance criteria, and then hold the performance shares until they are fully vested. For performance shares granted in 2009 and 2010, 50% of the shares are not available until the second anniversary of the grant date, while the other 50% of the shares must be held for three years. During this holding period, the interests of our executives are aligned with those of our stockholders with respect to the market price of our Common Stock.
- Claw-backs for restatements — Beginning in 2010, the Compensation Committee implemented a claw-back policy regarding cash incentives for our NEOs. The claw-back provided that if our financial

results were restated within 12 months of December 31 of the respective performance year — whether through mistake or wrongdoing — the Company has the legal right to recapture an appropriate portion of any bonuses paid. This claw-back policy was based upon, but exceeded the requirements of, the model presented in the Sarbanes Oxley Act of 2002. In addition, included in the new employment agreements for the CEO and President is the Company's right to recapture all compensation paid, whether in the form of cash, the Company's Common Stock or any other form of property, as required by the Dodd-Frank Act and the Remuneration Code published by the UK Financial Services Authority.

- Additionally, we have implemented a decreasing accrual rate for our Employee Incentive Pool (see above under *Compensation Discussion and Analysis — Variable Performance Awards Payable in Cash*). This reduces the likelihood of Senior Managers taking unnecessary risk for short-term gains.

Other Employees

In 2006, the Company formed a Risk Committee comprised of department heads. The Risk Committee assesses the Company's business strategies and plans, and insures that the appropriate policies and procedures are in place for identifying, evaluating, measuring, monitoring and managing significant risks. The Risk Committee periodically prepares updates and reports for the Audit Committee of the Board of Directors and provides an annual update directly to the Board.

Conclusion

Based on our internal analysis and the controls that are in place, the Risk Committee and the Audit Committee believe that the Company's compensation policies and practices for its employees do not encourage excessive risk-taking or fraud and are not reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during the last fiscal year by (i) our Chief Executive Officer, (ii) our Chief Financial Officer and (iii) our three other executive officers who were serving as executive officers at the end of the last fiscal year. These executives are referred to as our "named executive officers" or "NEOs" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compen-sation ($)(2)	Total ($)
Richard M. McVey	2010	400,000	—	2,054,145	—	1,650,000	7,000	4,111,145
Chief Executive Officer	2009	400,000	—	1,830,585	—	1,200,000	5,000	3,435,585
	2008	400,000	—	749,798	1,433,651	500,000	2,500	3,085,949
T. Kelley Millet	2010	300,000	—	759,685	—	1,300,000	7,000	2,366,685
President	2009	300,000	—	891,826	—	1,200,000	5,000	2,396,826
	2008	300,000	—	299,482	574,460	450,000	2,500	1,626,442
Antonio L. DeLise	2010	200,000	500,000	199,917	—	—	7,000	906,917
Chief Financial Officer								
James N.B. Rucker	2010	200,000	—	299,876	—	400,000	—	899,876
Chief Operations, Credit	2009	200,000	325,000	211,221	—	—	5,000	741,221
and Risk Officer	2008	200,000	225,000	174,006	93,162	—	2,500	694,668
Nicholas Themelis	2010	250,000	—	549,765	—	1,000,000	7,000	1,806,765
Chief Information Officer	2009	200,000	—	610,200	—	750,000	5,000	1,565,200
	2008	200,000	—	335,551	179,082	500,000	2,500	1,217,133

(1) The amounts represent the aggregate grant date fair value of stock and option awards granted by the Company in 2010, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K filed with the SEC on February 24, 2011. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the named executive officers.

(2) These benefits represent employer matching contributions to the Company's defined contribution plan.

Grants of plan-based awards

The following table summarizes the grants of restricted stock and option awards we made to the named executive officers in 2010 as well as future payouts pursuant to certain performance-based equity compensation arrangements. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Approval Date	Target ($)	Threshold (#)	Target (#)	Maximum (#)		
Richard M. McVey	3/9/2010	3/9/2010	1,438,028	—	—	—	—	—
	1/15/2010	1/15/2010	—	17,969	35,937	53,906	—	513,540
	1/15/2010	1/15/2010	—	—	—	—	107,810	1,540,605
T. Kelley Millet	3/9/2010	3/9/2010	1,438,028	—	—	—	—	—
	1/15/2010	1/15/2010	—	7,975	15,949	23,924	—	227,911
	1/15/2010	1/15/2010	—	—	—	—	37,213	531,774
Antonio L. DeLise	1/15/2010	1/15/2010	—	2,099	4,197	6,296	—	59,975
	1/15/2010	1/15/2010	—	—	—	—	9,793	139,942
James N.B. Rucker	3/9/2010	3/9/2010	719,014	—	—	—	—	—
	1/15/2010	1/15/2010	—	3,673	7,345	11,018	—	104,960
	1/15/2010	1/15/2010	—	—	—	—	13,640	194,916
Nicholas Themelis	3/9/2010	3/9/2010	1,198,356	—	—	—	—	—
	1/15/2010	1/15/2010	—	3,847	7,694	11,541	—	109,947
	1/15/2010	1/15/2010	—	—	—	—	30,778	439,818

(1) Represents the grant of an award pursuant to the Performance Incentive Plan for the 2010 performance period. As such awards do not have a threshold or maximum payout, the amounts disclosed in the table reflect the amounts that would have been payable to Messrs. McVey, Millet, Themelis and Rucker if the award had been in effect during the 2009 performance period.

(2) Reflects the number of performance shares that would vest based on the level of achievement by the Company of pre-tax operating income for the 2010 calendar year performance period. For each performance share earned, a participant would be awarded an equal number of shares of restricted stock that would vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. For 2010, the pay-out achievement of the performance award was the maximum amount (150% of target).

(3) Restricted stock awards vest in three equal annual installments beginning on the first anniversary date of the grant.

(4) The value of a performance share or restricted stock award is based the fair value of such award, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 12 to the consolidated financial statements included in the Company's 2010 Annual Report on Form 10-K.

Outstanding equity awards at fiscal year end

The following table summarizes unexercised stock options, shares of restricted stock that have not vested and related information for each of our named executive officers as of December 31, 2010. The market value of restricted stock awards is based on the closing price of the Company's Common Stock on December 31, 2010 of $20.81.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard M. McVey	127,774	—	2.70	4/15/2012	380,825	7,924,968
	1,000,000	—	2.70	2/7/2013		
	25,000	—	15.60	1/6/2015		
	150,000	—	12.96	1/12/2017		
	191,333	95,667	10.93	1/15/2018		
T. Kelley Millet	400,000	100,000	10.25	9/13/2016	160,758	3,345,374
	76,667	38,333	10.93	1/15/2018		
Antonio L. DeLise	75,000	—	9.95	8/1/2016	41,602	865,738
James N.B. Rucker	25,000	—	13.95	1/2/2014	41,128	855,874
	25,000	—	15.60	1/6/2015		
	20,000	—	11.18	1/9/2016		
	30,000	—	12.96	1/12/2017		
	12,433	6,217	10.93	1/15/2018		
Nicholas Themelis	100,000	—	13.95	2/25/2014	105,283	2,190,939
	40,000	—	15.60	1/6/2015		
	45,000	—	11.18	1/9/2016		
	75,000	—	12.96	1/12/2017		
	23,900	11,950	10.93	1/15/2018		

(1) For options granted prior to 2008, one-third of the options vest on the first anniversary of the grant date and the balance vests in 24 equal monthly installments thereafter. Options granted after 2007 vest in three equal annual installments. The options granted to Mr. Millet in 2006 vest in five equal annual installments. Stock options will vest and become exercisable in the event of certain terminations of employment or upon a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

(2) Each share of restricted stock represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Shares of restricted stock granted prior to 2007 vest in five equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock granted after 2006 vest in three equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock received as a result of achievement of targets related to the 2009 and 2010 performance shares will vest in two equal installments on each of the second and third anniversaries of the original grant date. Shares of restricted stock will vest in the event of certain terminations of employment or upon a change in control of the Company. See *Executive Compensation — Potential termination or change in control payments and benefits* for additional information.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our named executive officers on an aggregated basis during 2010.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard M. McVey	—	—	146,372	2,048,591
T. Kelley Millet	—	—	58,925	921,238
Antonio L. DeLise	—	—	18,206	256,349
James N.B. Rucker	69,825	898,491	13,684	196,842
Nicholas Themelis	—	—	35,624	503,807

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Employment agreements and severance arrangements with our named executive officers

Richard M. McVey Employment Agreement

In May 2004, we entered into an employment agreement with Richard M. McVey (the "*2004 CEO Employment Agreement*") that remained in effect through January 31, 2011, and on January 19, 2011, effective February 1, 2011, Mr. McVey and the Company entered into an amended and restated employment agreement (the "*2011 CEO Employment Agreement*") (collectively, the "*CEO Employment Agreements*") providing for an initial four-year term with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term.

The 2004 CEO Employment Agreement provided that Mr. McVey would be employed by us as President, Chief Executive Officer and Chairman of the Board of Directors, and his employment could be terminated by him or by the Company at any time. Mr. McVey's annual base salary under the 2004 CEO Employment Agreement was $300,000 per year, which amount was increased in 2006 to $400,000. In connection with the hiring of Mr. Millet, Mr. McVey agreed to waive his right to serve as President of the Company and elected not to exercise his right to resign for Good Reason (as defined below) for no longer holding the title of President.

The 2011 CEO Employment Agreement provides that Mr. McVey will be employed by us as Chief Executive Officer and Chairman of the Board of Directors, and his employment may be terminated by him or by the Company at any time. Mr. McVey's annual base salary under the 2011 CEO Employment Agreement is $400,000 per year.

Under the CEO Employment Agreements, Mr. McVey is also eligible to receive an annual bonus in accordance with the Company's annual performance incentive plan as in effect from time to time and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

The CEO Employment Agreements provide for severance payments and benefits if Mr. McVey's employment is terminated under various conditions. See below under *Executive Compensation — potential termination or change in control payments and benefits* for a description of such payments and benefits that were in effect under the 2004 CEO Employment Agreement.

The potential termination and change in control payments and benefits that Mr. McVey may become entitled to receive under the 2011 CEO Employment Agreement are substantially similar to the 2004 CEO Employment Agreement, except that in the event of Mr. McVey's resignation for Good Reason or termination by the Company without Cause, that in each case occurs outside of the three months prior to or 18 months after a Change in Control ("*CIC Protection Period*"), then, subject to his execution of a waiver and general release:

- Mr. McVey will continue to receive his base salary for 24 months after termination;
- he will receive two times an amount equal to his average annual cash bonus for the three years prior to termination ("*Average Bonus*"); and
- we will pay the cost of his continuation health coverage for up to 18 months following termination.

In addition, in the event of a non-extension of the term of the 2011 CEO Employment Agreement by the Company, subject to his execution of a waiver and general release, then:

- Mr. McVey will continue to receive his base salary for 12 months after termination, or 24 months if such termination occurs during a CIC Protection Period;
- Mr. McVey will be paid one time, or two times if such termination occurs during a CIC Protection Period, his Average Bonus;
- we will pay the cost of his continuation health coverage for up to 12 months following termination, or up to 18 months following termination if such termination occurs during a CIC Protection Period.

The 2011 CEO Employment Agreement provides that any award gains and annual incentive received by Mr. McVey will be subject to potential claw-back under policies to be adopted by Company to comply with applicable law, rules or other regulatory requirements.

For the purposes of the CEO Employment Agreements, "Cause" generally means Mr. McVey's:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates or any felony; or
- material breach of his employment agreement or any other material written agreement with us.

For purposes of the CEO Employment Agreements, "Good Reason" generally means:

- Mr. McVey's no longer holding the title of Chief Executive Officer, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;
- a material diminution in his duties, authorities or responsibilities (other than as a result of his ceasing to be a director) or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

For the purposes of the CEO Employment Agreements, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;
- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;
- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the

voting securities of such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or

- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

T. Kelley Millet Employment Agreement

In September 2006, T. Kelley Millet commenced employment with us pursuant to an employment agreement entered into in August 2006 (the *"2006 President Employment Agreement"*) that remained in effect until January 31, 2011, and on January 19, 2011, effective February 1, 2011, Mr. Millet and the Company entered into an amended and restated employment agreement (*"2011 President Employment Agreement"*) (collectively, the *"President Employment Agreements"*) providing for an initial four-year term with successive one-year automatic renewals unless either party elects not to extend the term at least 90 days prior to the last day of the term.

The President Employment Agreements provide that Mr. Millet will be employed by us as President, and his employment may be terminated by him or by us at any time. Mr. Millet's base salary under the President Employment Agreements is $300,000 per year.

Under the President Employment Agreements, Mr. Millet is also eligible to receive an annual bonus in accordance with the 2004 Annual Performance Plan. He is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

Mr. Millet's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See below under *Executive Compensation — potential termination or change in control payments and benefits* for a description of such payments and benefits that were in effect under the 2006 President Employment Agreement.

The potential termination and change in control payments and benefits that Mr. Millet may become entitled to receive under the 2011 President Employment Agreement in the event of Mr. Millet's resignation for Good Reason or termination by the Company without Cause, in each case that occurs outside of a CIC Protection Period, are substantially similar to the 2006 President Employment Agreement, except that, subject to his execution of a waiver and general release:

- Mr. Millet will continue to receive his base salary for 12 months after termination;
- he will receive a one-time payment of an amount equal to his Average Bonus; and
- we will pay the cost of his continuation health coverage for to up to 12 months following termination.

In the event of Mr. Millet's resignation for Good Reason, termination by the Company without Cause, or death, in each case during a CIC Protection Period, then the 2011 President Employment Agreement provides that subject to his (or his estate's) execution of a waiver and general release:

- Mr. Millet will continue to receive his base salary for 18 months after termination;
- he will be paid 1.5 times his Average Bonus; and
- we will pay the cost of his continuation health coverage for up to 12 months following termination.

In addition, in the event of a non-extension of the term of the 2011 CEO Employment Agreement by the Company, subject to his execution of a waiver and general release, then:

- Mr. Millet will continue to receive his base salary for 12 months after termination, or 18 months if such termination occurs during a CIC Protection Period;

- Mr. Millet will be paid one time, or 1.5 times if such termination occurs during a CIC Protection Period, his Average Bonus; and
- we will pay the cost of his continuation health coverage for up to 12 months following termination, or up to 18 months following termination if such termination occurs during a CIC Protection Period.

The 2011 President Employment Agreement provides that any award gains and annual incentive received by Mr. Millet will be subject to potential claw-back under policies to be adopted by Company to comply with applicable law, rules or other regulatory requirements.

For the purposes of Mr. Millet's agreement, "Cause" and "Change in Control" have the same meaning as described above for Mr. McVey.

For purposes of the President Employment Agreements, "Good Reason" generally means:

- any reduction in Mr. Millet's title;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then-current position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Severance Pay Plan

Messrs. DeLise, Themelis and Rucker do not have employment agreements with us but are entitled to severance payments and benefits under the Company's Severance Pay Plan (the "*Severance Plan*") in the event their employment is terminated by us for any reason other than a termination for Cause. The Severance Plan provides for up to 24 weeks of continued base salary and continued healthcare coverage based on the number of years of an employee's consecutive service with us prior to termination.

"Cause" is generally defined in the Severance Plan as (i) an employee's act or omission resulting or intended to result in personal gain at our expense; (ii) an employee's misconduct; (iii) performance of duties by an employee in a manner we deem to be materially unsatisfactory; (iv) "cause" (or words of like import) as defined in an agreement between us and the employee; or (v) an employee's improper disclosure of proprietary or confidential information or trade secrets, or intellectual property that we are under a duty to protect.

As of December 31, 2010, Mr. DeLise had completed four years of consecutive service, Mr. Themelis had completed six years of consecutive service, and Mr. Rucker had completed ten years of consecutive service. Had we terminated them without Cause on December 31, 2010, Mr. DeLise would have been entitled to 16 weeks of continued base salary and continued healthcare coverage, and Messrs. Themelis and Rucker would have each been entitled to 24 weeks of continued base salary and continued healthcare coverage.

Proprietary Information and Non-Competition Agreements

Each of the NEOs has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter for the CEO and President, and six months and thereafter for the CFO, CIO, and Chief OCR Officer, and (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our nonclerical employees or consultants, or soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter.

Loans to executive officers of the Company

Prior to enactment of the Sarbanes-Oxley Act in July 2002, we made two loans to Richard M. McVey, our Chief Executive Officer and Chairman of our Board of Directors. We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of 289,581 shares of our Common Stock to Mr. McVey at a purchase price of $3.60 per share. We loaned an aggregate of approximately $1,042,488 to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bore interest at an average rate of 5.69% per annum. The principal and accrued interest on each of these promissory notes was due and payable as follows: (1) 20% of the principal and accrued interest was due on the sixth anniversary of the issuance date; (2) an equal amount was due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance was due on the eleventh anniversary of the issuance date. Mr. McVey had the right to prepay all or any part of any note at any time without paying a premium or penalty. A portion of the promissory notes, representing 80% of the aggregate purchase price, was non-recourse and the remaining portion of the promissory notes, representing 20% of the aggregate purchase price, was full-recourse. As security for his obligations under the promissory notes, Mr. McVey pledged the 289,581 shares of our Common Stock acquired by him under the restricted stock purchase agreements. During 2010, Mr. McVey repaid the remaining principal and interest in full.

The loans described in the preceding paragraph were entered into prior to the passage of the Sarbanes-Oxley Act. Because of the prohibitions against certain loans under Section 402 of the Sarbanes-Oxley Act, we did not modify any of these outstanding loans, nor will we enter into new loans with any of our directors or executive officers, other than as permitted by applicable law at the time of the transaction.

Potential termination or change in control payments and benefits

Messrs. McVey and Millet are entitled to certain payments and benefits pursuant to their employment agreements and other agreements entered into between us and them upon a termination of their employment in certain circumstances or in the event of a Change in Control of the Company. Messrs. Rucker, Themelis and DeLise do not have employment agreements with us but are entitled to severance payments and benefits under the Severance Plan and pursuant to certain equity grants.

The following tables estimate the payments we would be obligated to make to each of our NEOs as a result of his termination or resignation under the circumstances shown or because of a Change in Control, in each case assuming such event had occurred on December 31, 2010. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our NEOs would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2010 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $20.81, the closing price on December 31, 2010. In addition, where applicable, the amounts listed for bonuses reflect the actual amounts paid to the NEOs for 2010, since the hypothetical termination or Change in Control date is the last day of the fiscal year for which the bonus is to be determined.

In accordance with SEC disclosure requirements, the information below with respect to Messrs. McVey and Millet reflects their employment agreements with the Company as in effect on December 31, 2010, as applicable. As discussed elsewhere in this Proxy Statement, we entered into amended and restated employment agreements with Messrs. McVey and Millet during the first quarter of fiscal 2011, the terms of which are summarized above under "*Executive Compensation — Employment Agreements and severance arrangements with our named executive officers.*"

Payments and Benefits for Mr. McVey

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4)(5)(6) ($)	Stock Option Acceleration(7) ($)	Performance Share Acceleration(8) ($)	Payment Reduction(9) ($)	Total ($)
Termination Without Cause Outside a Change in Control Protection Period ("CCPP")	400,000	1,116,667	8,946	3,158,750	472,590	560,887	—	5,717,840
Termination Without Cause During a CCPP, but prior to a Change in Control	800,000	2,233,333	13,419	3,158,750	472,590	560,887	—	7,238,979
Termination Without Cause Upon a Change in Control	800,000	2,233,333	13,419	7,924,968	935,735	1,121,784	—	13,029,240
Termination for Good Reason Outside a CCPP	400,000	1,116,667	8,946	1,754,450	—	560,887	—	3,840,950
Termination for Good Reason During a CCPP, but prior to a Change in Control	800,000	2,233,333	13,419	2,516,845	—	560,887	—	6,124,484
Termination for Good Reason upon a Cash Transaction	800,000	2,233,333	13,419	7,924,968	935,735	1,121,784	—	13,029,240
Termination for Good Reason upon a Non-Cash Transaction	800,000	2,233,333	13,419	2,516,845	—	1,121,784	—	6,685,381
Cash Transaction — No Termination	—	—	—	7,924,968	935,735	1,121,784	—	9,982,487
Non-Cash Transaction — No Termination	—	—	—	1,524,790	—	1,121,784	—	2,646,574
Death or Disability	400,000	1,116,667	8,946	7,924,968	935,735	1,121,784	—	11,508,100

(1) Mr. McVey's employment agreement provides that (i) if his employment is terminated outside of a Change in Control Protection Period (as defined below) for any reason other than his voluntary resignation without Good Reason or by us for Cause (a "*Non-Change in Control Termination*"), he will receive continued payment of his base salary for 12 months following termination, or (ii) if he resigns for Good Reason or his employment is terminated for any reason other than his resignation without Good Reason, his death or by us for Cause, in any case, within three months prior to, or, within 18 months after, a Change in Control (such period a "*Change in Control Protection Period*" or "*CCPP*" and any such termination a "*Change in Control Termination*"), then he will receive continued payment of his base salary for 24 months following termination.

(2) Mr. McVey's employment agreement provides that in the event of a Non-Change in Control Termination, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal monthly installments), or two times such amount in the event of a Change in Control Termination (payable in 24 equal monthly installments).

(3) Mr. McVey's employment agreement provides that we will pay the cost of continuation health coverage for up to 12 months following a Non-Change in Control Termination or for up to 18 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 31, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 67,500 shares of restricted stock (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause;
- in the event of a Change in Control in which the holders of our Common Stock receive cash (a "*Cash Transaction*"), the portion of the restricted stock that is exchanged for cash will immediately vest prior to the Change in Control; and
- in the event of a Change in Control in which any other consideration is paid (a "*Non-Cash Transaction*"), the portion of the restricted stock that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(5) Pursuant to the Restricted Stock Agreements between us and Mr. McVey made as of January 23, 2009 (the "*2009 RS Grant*") and January 15, 2010 (the "*2010 RS Grant*"):

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the next bullet, 29,686 restricted shares from the 2009 RS Grant and 17,968 restricted shares from the 2010 RS Grant (or, in each case, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason; and
- all unvested restricted shares will fully vest if we terminate his employment without Cause within 24 months following a Change in Control.

(6) Pursuant to the Performance Share Agreement between us and Mr. McVey dated January 15, 2009:

- all unvested shares of restricted stock granted to Mr. McVey upon settlement of his performance shares (the "*McVey Settlement Shares*") will fully vest upon his death or disability;
- in the event of a termination of employment without Cause or for Good Reason, 50% of the unvested McVey Settlement Shares will fully vest; and
- in the event of a Change in Control within three months following Mr. McVey's resignation for Good Reason, a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the McVey Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the Stock Incentive Plan, all unvested McVey Settlement Shares will fully vest. The table above assumes that the McVey Settlement Shares would have become fully vested upon a Change in Control.

(7) Pursuant to the Stock Option Agreement between us and Mr. McVey dated January 15, 2008:

- the options will fully vest upon his death or disability;
- subject to the last bullet below, if we terminate his employment without Cause, then, to the extent unvested, 47,833 options will immediately vest and become exercisable;
- in the event of a Cash Transaction, the portion of the options subject to cancellation in exchange for cash will immediately vest prior to the Change in Control; and
- in the event of a Non-Cash Transaction, the portion of the options that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(8) Pursuant to the Performance Share Agreement between us and Mr. McVey dated January 15, 2010:

- in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2011) (the "*Settlement Date*"), then he would have been entitled to receive 100% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date;
- in the event of termination of employment without Cause or for Good Reason prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date; and
- the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. McVey the maximum number of shares of restricted stock that would have become fully vested upon a Change in Control.

(9) Mr. McVey's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. Millet

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4)(5)(6) ($)	Stock Option Acceleration(7)(8) ($)	Performance Share Acceleration(9) ($)	Payment Reduction(10) ($)	Total ($)
Termination Without Cause Outside a CCPP	150,000	983,333	7,671	1,425,204	1,245,370	248,924	—	4,060,502
Termination for Good Reason Outside a CCPP	150,000	983,333	7,671	1,425,204	—	248,924	—	2,815,132
Termination Without Cause or for Good Reason During a CCPP	150,000	983,333	15,341	3,345,395	1,430,946	497,858	—	6,422,873
Cash Transaction — No Termination	—	—	—	1,367,155	1,430,946	497,858	—	3,295,959
Privatization Transaction — No Termination	—	—	—	1,367,155	1,056,000	497,858	—	2,921,013
Death/ Disability	150,000	983,333	7,671	3,345,395	1,430,946	497,858	—	6,415,203

(1) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive continued payment of his base salary for six months following termination.

(2) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal semi-monthly installments).

(3) Mr. Millet's employment agreement provides that we will pay the cost of continuation health coverage for up to six months following a Non-Change in Control Termination or for up to 12 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Millet made as of September 13, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 30,000 shares of restricted stock (or, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason;
- in the event of a Cash Transaction or a Change in Control following which our Common Stock is no longer publicly traded (a "*Privatization Transaction*"), then all unvested restricted shares will fully vest immediately prior to the Change in Control; and
- in the event of any other Change in Control ("*a Non-Cash/Privatization Transaction*"), then all unvested shares of restricted stock will vest in full:
  - upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within three months prior to the Change in Control, or
  - upon termination of his employment without Cause or his resignation for Good Reason within 18 months after the Change in Control.

(5) Pursuant to the Restricted Stock Agreements between us and Mr. Millet made as of January 23, 2009 (the "*2009 RS Grant*") and January 15, 2010 (the "*2010 RS Grant*"):

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 14,463 restricted shares from the 2009 RS Grant and 6,202 restricted shares from the 2010 RS Grants (or in each case, if less, the entire unvested amount) under such grant will fully vest if we terminate his employment without Cause or he resigns for Good Reason; and
- all unvested restricted shares will fully vest if we terminate his employment without Cause within 24 months following a Change in Control.

(6) Pursuant to the Performance Share Agreement between us and Mr. Millet dated January 15, 2009:

- all unvested shares of restricted stock granted to Mr. Millet upon settlement of his performance shares (the "*Millet Settlement Shares*") will fully vest upon his death or disability;
- in the event of a termination of employment without Cause or for Good Reason, 50% of the unvested Millet Settlement Shares will fully vest; and
- in the event of a Change in Control within three months following Mr. Millet's resignation for Good Reason, a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the Millet Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the Stock Incentive Plan, all unvested Millet Settlement Shares will fully vest. The table above assumes that the Millet Settlement Shares would have become fully vested upon a Change in Control.

(7) Pursuant to the Stock Option Agreement between us and Mr. Millet dated September 13, 2006:

- the options will fully vest upon his death or disability;
- subject to the next bullet, if we terminated his employment without Cause, or in the event of a Cash Transaction or a Privatization Transaction, then, to the extent unvested, 100,000 options under such grant will immediately vest and be exercisable; and
- in the event of a Non-Cash/Privatization Transaction, then the lesser of 50% of the option award or the unvested portion of the option award will immediately vest:
  - upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within three months prior to the Change in Control, or
  - upon termination of his employment without Cause or his resignation for Good Reason within 18 months after the Change in Control.

(8) Pursuant to the Stock Option Agreement between us and Mr. Millet dated January 16, 2008:

- the options will fully vest upon his death or disability;
- subject to the last bullet below, if we terminated his employment without Cause, then, to the extent unvested, 19,167 options under such grant will immediately vest and be exercisable;
- the options will fully vest upon a Cash Transaction; and
- in the event of a Change in Control other than a Cash Transaction, the options will fully vest:
  - upon the Change in Control if we terminated his employment without Cause or he resigned for Good Reason within three months prior to the Change in Control, or
  - if we terminated his employment without Cause or he resigned for Good Reason within 24 months after the Change in Control.

(9) Pursuant to the Performance Share Agreement between us and Mr. Millet dated January 15, 2010:

- in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2011) (the "*Settlement Date*"), then he would have been entitled to receive 100% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date;

- in the event of termination of employment without Cause or for Good Reason prior to the Settlement Date, then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date; and

- the Compensation Committee has discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Millet the maximum number of shares of restricted stock that would have become fully vested upon a Change in Control.

(10) Mr. Millet's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. DeLise

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3)(4) ($)	Performance Share Acceleration(5) ($)	Total ($)
Termination Without Cause	61,538	5,114	—	—	66,652
Termination Without Cause within 24 months following a Change in Control	61,538	5,114	865,738	131,020	1,063,410
Death/Disability	—	—	432,869	65,510	498,379
Award is not continued, assumed or has new rights substituted upon a Change in Control	—	—	156,387	131,020	287,407

(1) In accordance with the Severance Plan, Mr. DeLise is entitled to 16 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. DeLise is entitled to 16 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. DeLise made as of January 15, 2008, January 22, 2009 and January 15, 2010:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Stock Incentive Plan); and

- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Performance Share Agreement between us and Mr. DeLise dated January 15, 2009:

- 50% of the unvested shares of restricted stock granted to Mr. DeLise upon settlement of his performance shares (the "*DeLise Settlement Shares*") will fully vest upon his death or disability;

- in the event of a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the DeLise Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the Stock Incentive Plan, all unvested DeLise Settlement Shares will fully vest. The table above assumes that the DeLise Settlement Shares would have become fully vested upon a Change in Control.

(5) Pursuant to the Performance Share Agreement between us and Mr. DeLise dated January 15, 2010, in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2011) (the "*Settlement Date*"), then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. DeLise the maximum number of shares of restricted stock which would have become fully vested upon a Change in Control.

Payments and Benefits for Mr. Rucker

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3)(4) ($)	Stock Option Acceleration(5) ($)	Performance Share Acceleration(6) ($)	Total ($)
Termination Without Cause	92,308	7,671	—	—	—	99,978
Termination Without Cause within 24 months following a Change in Control	92,308	7,671	793,444	60,806	229,285	1,183,513
Death/Disability	—	—	396,722	30,403	114,642	541,768
Award is not continued, assumed or has new rights substituted upon a Change in Control	—	—	175,928	—	229,285	405,212

(1) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. Rucker made as of January 15, 2008, January 22, 2009 and January 15, 2010:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Performance Share Agreement between us and Mr. Rucker dated January 15, 2009:

- 50% of the unvested shares of restricted stock granted to Mr. Rucker upon settlement of his performance shares (the "*Rucker Settlement Shares*") will fully vest upon his death or disability; and
- in the event of a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the Rucker Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the Stock Incentive Plan, all unvested Rucker Settlement Shares will fully vest. The table above assumes that the Rucker Settlement Shares would have become fully vested upon a Change in Control.

(5) Pursuant to the Stock Option Agreement between us and Mr. Rucker dated January 15, 2008:

- the options will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Stock Incentive Plan); and
- 50% of the unvested portion of the options will vest upon his death or disability.

(6) Pursuant to the Performance Share Agreement between us and Mr. Rucker dated January 15, 2010, in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2011) (the "*Settlement Date*"), then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Rucker the maximum number of shares of restricted stock that would have become fully vested upon a Change in Control.

Payments and Benefits for Mr. Themelis

	Base Salary(1) ($)	Health Benefits(2) ($)	Restricted Stock Acceleration(3)(4) ($)	Stock Option Acceleration(5) ($)	Performance Share Acceleration(6) ($)	Total ($)
Termination Without Cause	115,385	7,671	—	—	—	123,055
Termination Without Cause within 24 months following a Change in Control	115,385	7,671	2,066,079	116,885	240,168	2,546,188
Death/Disability	—	—	1,033,040	58,443	120,084	1,211,567
Award is not continued, assumed or has new rights substituted upon a Change in Control	—	—	508,263	—	240,168	748,432

(1) In accordance with the Severance Plan, Mr. Themelis is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Themelis is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(3) Pursuant to the Restricted Stock Agreements between us and Mr. Themelis made as of January 15, 2008, January 22, 2009 and January 15, 2010:

- all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Stock Incentive Plan); and
- 50% of the unvested shares of restricted stock will vest upon his death or disability.

(4) Pursuant to the Performance Share Agreement between us and Mr. Themelis dated January 15, 2009:

- 50% of the unvested shares of restricted stock granted to Mr. Themelis upon settlement of his performance shares (the "*Themelis Settlement Shares*") will fully vest upon his death or disability; and
- in the event of a termination without Cause within 24 months following a Change in Control, or if prior to a Change in Control it is determined that the Themelis Settlement Shares will not be continued, assumed or have new rights substituted therefor in accordance with the Stock Incentive Plan, all unvested Themelis Settlement Shares will fully vest. The table above assumes that the Themelis Settlement Shares would have become fully vested upon a Change in Control.

(5) Pursuant to the Stock Option Agreement between us and Mr. Themelis dated January 15, 2008:

- the options will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Stock Incentive Plan); and
- 50% of the unvested portion of the options will vest upon his death or disability.

(6) Pursuant to the Performance Share Agreement between us and Mr. Themelis dated January 15, 2010, in the event of termination of employment due to death or disability prior to the settlement date (which occurred in the first fiscal quarter of 2011) (the "*Settlement Date*"), then he would have been entitled to receive 50% of the shares of restricted stock that he would have received had he been employed on the Settlement Date, based on the actual achievement of the performance goal, which shares would have been fully vested on the Settlement Date. In addition, the Compensation Committee had discretion to determine the treatment of the performance shares upon a Change in Control occurring prior to the Settlement Date based on the likely level of achievement of the performance goal on the Settlement Date. For the purposes of the table above, as actual performance was achieved at the maximum level, we have assumed that the Compensation Committee would have granted Mr. Themelis the maximum number of shares of restricted stock that would have become fully vested upon a Change in Control.

Compensation plans

For information with respect to the securities authorized for issuance under equity compensation plans, see *Equity Compensation Plan Information* in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference and has been delivered to you with this Proxy Statement.

Compensation Committee interlocks and insider participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and approval of related party transactions

Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our Common Stock. We review relationships and transactions in which the Company and our related parties or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or to a related party are disclosed in this Proxy Statement. In addition, the Audit Committee reviews and approves any related party transaction that is required to be disclosed. Set forth in below is information concerning transactions with our related parties that is required to be disclosed under SEC rules.

Principal stockholder broker-dealer client

JPMorgan, our broker-dealer client, owns more than five percent of the outstanding shares of our Common Stock. See above under *Security Ownership of Certain Beneficial Owners and Management.* For the year ended December 31, 2010, $5.8 million, or 4% of our total revenues, were generated by JPMorgan.

We have an agreement with JPMorgan as a broker-dealer client. This agreement governs JPMorgan's access to, and activity on, our electronic trading platform. Under the agreement, JPMorgan is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. We may only provide the pricing and other content provided by JPMorgan to those of our institutional investor clients approved by JPMorgan to receive such content. Additionally, institutional investors must be approved by JPMorgan before being able to engage in transactions with JPMorgan on our platform. This agreement also provides for the fees and expenses to be paid by JPMorgan for its use of our electronic trading platform.

Indemnification agreements

We have entered into an indemnification agreement with each of our outside directors. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Registration rights agreement

JPMorgan and certain other holders of our Common Stock are parties to our sixth amended and restated registration rights agreement. Stockholders who are a party to this agreement are provided certain rights to demand registration of shares of Common Stock and to participate in a registration of our Common Stock that we may decide to do, from time to time. Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except for underwriters' discounts and commissions.

Robert W. Trudeau

Mr. Trudeau is a member of TCM VI, which is the sole general partner of TCV VI and a general partner of TCV MF. Mr. Trudeau and TCM VI share voting and dispositive power with respect to the shares of Common Stock that are beneficially owned by the TCV VI Funds. Mr. Trudeau and TCM VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau owns 2,462 shares of Common Stock and holds fully vested and exercisable options to purchase 7,412 shares of Common Stock. Mr. Trudeau has sole voting and dispositive power over the options, any shares of Common Stock issuable upon the exercise of the options and the shares of Common Stock held directly by him; however, TCM VI owns 100% of the pecuniary interest in such options, any shares issued upon exercise of such options and the shares of Common Stock held directly by Mr. Trudeau. In addition, as more fully discussed above under *Corporate Governance and Board Matters — Director Compensation*, Mr. Trudeau receives an annual retainer for his service as a director.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports that MarketAxess has received from such persons for transactions in our Common Stock and their Common Stock holdings for the 2010 fiscal year and (ii) the written representations of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than 10% of its Common Stock.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2012 Annual Meeting

In order to be considered for inclusion in the Company's proxy statement and proxy card relating to the 2012 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company at its principal executive offices in New York, New York, on or before December 29, 2011. In addition, under the Company's bylaws, any proposal for consideration at the 2012 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on November 29, 2011 and the close of business on December 29, 2011 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	*(IRS Employer Identification No.)*
299 Park Avenue, New York, New York	**10171**
(Address of principal executive offices)	*(Zip Code)*

(212) 813-6000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.003 per share	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock and non-voting common stock held by non-affiliates of the registrant as of June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $440.5 million computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 34,335,481 shares of common stock, 2,393,289 of which were held by affiliates, and 2,585,654 shares of non-voting common stock outstanding on that date.

At February 22, 2011, the aggregate number of shares of the registrant's common stock and non-voting common stock outstanding was 37,689,747.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2011 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.

2010 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Our company policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A "Risk Factors."

Item 1. *Business.*

MarketAxess operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our over 800 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2010) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 78 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, asset-backed and preferred securities and credit default swaps ("CDS").

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and general and administrative expenses.

Traditionally, bond trading has been a manual process, with product and price discovery conducted over the telephone between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. Many corporate bond trading participants use e-mail and other electronic means of communication for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, we believe that the process is still hindered by limited liquidity, limited price transparency, significant transaction costs, compliance and regulatory challenges, and difficulty in executing numerous trades at one time.

Through our disclosed multi-dealer Request For Quote ("RFQ") trading functionality, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients' inventory available on our platform, access to real-time pricing information and analytical tools (including spread-to-Treasury data, search capabilities and independent third-party credit research) available on our Corporate BondTicker™ service and the ability to request executable bids and offers simultaneously from up to 64 of our broker-dealer clients during the trade process. On average, institutional investor clients receive several bids or offers from broker-dealer clients in response to trade inquiries. However, some trade inquiries may not receive any bids or offers.

Our services relating to trade execution include single and multiple-dealer inquiries; list trading, which is the ability to request bids and offers on multiple bonds at the same time; and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients.

Typically, we are not a party to the trades that occur on our platform between institutional investor clients and broker-dealer clients; rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price and then transact with each other. However, we also execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. These are primarily voice-assisted trades, a service that we introduced as an adjunct to RFQ trading during late 2008 in response to the adverse effect of the credit crisis on dealer liquidity in corporate bonds. We act as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved.

Our broker-dealer clients accounted for approximately 97% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 68% of the underwriting of newly issued European high-grade corporate bonds in 2010. We believe these broker-dealers also represent the principal source of secondary market liquidity in the other markets in which we operate. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security. In addition to trading fixed-income securities by traditional means, including the telephone and e-mail, our broker-dealer clients use proprietary single-dealer systems and other trading platforms as well as our electronic trading platform. We believe that the traditional means of trading remain the manner in which the majority of bonds are traded between institutional investors and broker-dealers.

Our volume in U.S. high-grade corporate bonds represented approximately 8.4% of the total U.S. high-grade corporate bond volume, excluding convertible bonds, for 2010 as reported by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"), which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers.

Industry Background

Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. As of September 30, 2010 there were approximately $35.7 trillion of fixed-income securities outstanding in the U.S. market, including $7.4 trillion of U.S. corporate bonds.

The U.S. and European credit markets experienced a period of significant turmoil beginning during the third quarter of 2007, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. The U.S. credit markets demonstrated significant improvement throughout 2009 and 2010, with net inflows to taxable bond funds and corporate and international bond exchange-traded funds, and an increase in the volume of new issues of high-grade corporate bonds compared to the second half of 2008. Credit yield spreads in U.S. corporate bonds declined to 1.1% over U.S. Treasuries as of December 31, 2010 from a peak of 5.4% in December 2008. The trading volume of U.S. high-grade corporate bonds as reported by FINRA Trade Reporting and Compliance Engine ("TRACE") increased from $2.0 trillion for the year ended December 31, 2008 to $2.9 trillion for each of the years ended December 31, 2009 and 2010. After demonstrating improved conditions during 2009, European credit markets deteriorated throughout 2010 due in part to continuing sovereign debt credit concerns.

U.S. High-Grade Corporate Bond Market

The total amount of U.S. corporate bonds outstanding has grown from $5.3 trillion as of December 31, 2006 to $7.4 trillion as of September 30, 2010. The estimated average daily trading volume of U.S. corporate bonds (investment grade and high yield), as measured by TRACE, has increased from approximately $14.1 billion in 2006 to $16.8 billion in 2010.

The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called "high-grade"), which typically refers to debt rated BBB- or better by Standard & Poor's or Baa3 or better by Moody's Investor Service; debt rated below investment-grade (so-called "high-yield"), which typically refers to debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service; and debt convertible into equity (so-called "convertible debt").

The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has undergone significant change over the last decade, which has been driven by a number of factors, including:

- *Improved price transparency* — In 2002, FINRA adopted TRACE reporting, which requires FINRA members to report secondary market transactions in certain fixed-income securities to FINRA. The list of TRACE-eligible bonds includes 29,000 unique securities, representing the majority of the daily trading volume of high-grade bonds.

- *Introduction of electronic trading platforms* — Electronic trading platforms act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing bids or offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.

- *Introduction of credit derivatives* — Credit derivatives can provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The notional amount of outstanding CDS transactions grew rapidly between 2002 and 2007. However, activity in the CDS market has since fallen substantially due to concern over the risks associated with these products, in particular the counterparty credit risks, and uncertainty regarding the effect of changes to the market resulting from implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted during 2010.

- *Total amount of debt issued* — During 2006 and 2007, the gross amount of new bonds issued averaged approximately $950 billion. During 2008, high-grade corporate bond issuance declined to $664 billion as risk aversion among corporate bond investors limited the ability of issuers across a wide range of industries, in particular the financial services industry, to issue new corporate bonds. The credit markets demonstrated significant improvement throughout 2009 and 2010 and new issues of high-grade corporate bonds increased to approximately $752 billion in 2010.


U.S. High-Grade Corporate Bond Issuance–Yearly
(in billions)
$1,200
$1,000
$800
$600
$400
$200
$0
Total
$912
$992
$664
$754
$752
2006
2007
2008
2009
2010
Source: SIFMA

European High-Grade Corporate Bond Market

The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe. Examples include:

- bonds issued by European corporations, denominated in any currency;
- bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;
- bonds issued by supra-national organizations (entities that include a number of central banks or government financial authorities, such as the World Bank), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and
- floating-rate notes issued by European corporations.

We believe that the European high-grade corporate bond market is impacted by many of the same factors as the U.S. high-grade corporate bond market. In addition, we believe the following factors are unique to the European high-grade corporate bond market:

- *Sovereign credit issues* — The global financial crisis has led to a significant rise in sovereign debt relative to GDP. In the Euro area, gross public sector debt surged to 84% of GDP in 2010 from 66% of GDP in 2007. Increased government deficits and debt levels along with ratings downgrades sparked fears of default among Euro zone nations, leading to increased yields on government bonds, making a more difficult trading environment for European corporate bonds.
- *Regulatory environment* — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union. In 2007, the Markets in Financial Instruments Directive ("MiFID") came into

effect. MiFID is designed to further harmonize the financial markets of the member states of the European Union and introduces new pre- and post-trade transparency requirements.

- *Common liquidity pool* — The larger capital pool created by the common currency and changes in the regulatory environment have facilitated bond issuance by European corporations.

Emerging Markets Bond Market

We define the emerging markets bond market generally to include U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

The institutional investor base for emerging markets bonds includes many crossover investors from the high-yield and high-grade investment areas. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential. Demand for emerging markets bonds declined significantly in the fourth quarter of 2008 as the turmoil in the credit markets and the world-wide recession impacted the emerging markets. Emerging markets bond prices as measured by the JPMorgan emerging markets sovereign external debt and corporate bond indices fell steeply in 2008 but demonstrated significant improvement during 2009 and 2010. Emerging markets sovereign external debt and bond indices grew 12.0% and 12.5%, respectively, during 2010.

Crossover and High-Yield Bond Market

We define the high-yield bond market generally to include all debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service. We define the crossover market to include any debt issue rated below investment grade by one agency but investment grade by the other. The total amount of high-yield corporate bonds yearly issuance was $146.6 billion for the year ended December 31, 2006 but declined to $43.0 billion during 2008, primarily due to the risk aversion among corporate bond investors that severely limited the ability of high-yield issuers to raise new debt. The high-yield corporate bond markets demonstrated significant improvement throughout 2009 and 2010, with new issuance for the year ended December 31, 2010 increasing to $273.0 billion.

FINRA publicly disseminates real-time price information on approximately 12,000 high-yield corporate bond issues and certain other transactions on a delayed basis. Trades in bonds rated BB and lower are subject to immediate dissemination if the trade size is less than $1 million, or greater than $1 million and trades an average of once or more a day. The average daily trading volume of high-yield bonds reported by FINRA for the year ended December 31, 2010 was $5.2 billion.

Agency Bond Market

We define the agency bond market to include debt issued by a U.S. government-sponsored enterprise. Some prominent issuers of agency bonds are the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). The total amount of U.S. agency bonds outstanding was approximately $2.6 trillion as of September 30, 2010. The Federal Reserve Bank of New York reported average daily trading volume for 2010 of $16.8 billion in federal agency and government sponsored enterprise coupon securities (excluding mortgage-backed securities).

Credit Default Swap Market

Credit default swaps are contracts on an underlying asset that transfer risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. The trading volumes and notional amount outstanding in CDS transactions grew rapidly between 2002 and 2007. Following counterparty credit concerns beginning in 2007, trading activity in the CDS market declined substantially and the industry focused on netting down counterparty positions. The notional amount of CDS outstanding declined to $26.3 trillion as of June 30, 2010 from $62.2 trillion as of December 31, 2007. To address the counterparty credit concerns, structural changes began to occur in the CDS market that included the creation of CDS clearing houses in 2009 that serve as central counterparties for certain CDS transactions. In 2010, in response to the financial crisis, the U.S. Congress passed the Dodd-Frank Act, which is intended to bring comprehensive reform to the regulation of swaps, including CDS. Among the most significant provisions of the derivatives section of the Dodd-Frank Act are: mandatory clearing, through regulated central clearing organizations, of all swaps that the U.S. Commodity Futures Trading Commission ("CFTC") or the U.S. Securities and Exchange Commission ("SEC") has determined should be cleared ("clearable swaps"); and mandatory trading of clearable swaps on a board of trade designated as a contract market or a securities exchange or through a "swap execution facility," or SEF (in each case, subject to certain key exceptions). The Dodd-Frank Act requires the CFTC and SEC to complete the rules to regulate the swaps market place by July 2011. We currently expect to establish and operate a SEF as soon as the process is established. We believe that the introduction of the clearing mandates is likely to result in more standardized contracts and greater price transparency in the CDS markets.

Although the European regulators have not yet introduced legislation concerning regulation of the European derivatives markets, the European Commission has issued three consultation papers intended to help define certain terms in the new OTC derivatives landscape. Our expectation is that the EU will, in line with the U.S., mandate central clearing of standardized CDS contracts and increase transparency through enhanced trade reporting requirements. However, it is not yet clear whether there will be any requirement in the EU to trade standardized CDS contracts on regulated exchanges or trading platforms.

Asset-Backed Securities

Asset-backed securities are ownership interests in a pool of receivables sold by originators into a special purpose vehicle. These securities are typically secured by pools of homogeneous assets with relatively predictable cash flows. The assets are legally separated from the seller, which limits the investor's exposure to the credit quality of the seller. In 2010, $107 billion in U.S. asset-backed securities were issued, a decrease from $151 billion in 2009. The total amount of U.S. asset-backed securities outstanding at the end of 2010 was $2.2 trillion.

Preferred Securities

Preferred securities are equity ownership securities that carry additional rights above and beyond those conferred by common shares. The additional rights typically include preference in dividends and seniority in assets vis-à-vis common stock in the event of liquidation. Other typical features include convertibility into common stock, callable at the option of the corporation and no voting rights. We estimate that the average daily trading volume of preferred securities was approximately $640 million in 2010.

Our Competitive Strengths

Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

- *Pre-trade* — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;
- *Trade* — single and multiple security trade execution; and
- *Post-trade* — trade detail matching, account allocation and automated audit trail.

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 78 broker-dealer market making clients, including substantially all of the leading broker-dealers in global fixed-income trading, and over 800 active institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate bonds, European high-grade corporate bonds, emerging markets bonds and the other markets in which we operate. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients. We believe that our net addition of 30 new broker-dealer market making clients during 2009 and 2010 has improved and will continue to improve the liquidity on our electronic trading platform for institutional investors, further motivating them to use our platform. The number of our active institutional investor clients for the past five years has been as follows:



Active Institutional Investor Clients
1000
800
600
400
200
0
689
674
649
730
847
460
465
466
524
609
2006
2007
2008
2009
2010
EU products
US products

Our total trading volume increased from $339.6 billion in 2006 to $402.3 billion in 2010. We believe our trading volumes in 2008 and 2009 reflect the turmoil and resultant lack of liquidity in the credit markets beginning in the third quarter of 2007. Our total trading volume over the past five years is indicated below:



Total Trading Volume
(In billions)
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
$339.6
$359.9
$226.4
$299.3
$402.3
2006
2007
2008
2009
2010

Our volume in U.S. high-grade corporate bonds grew from approximately 8.5% of total U.S. high-grade corporate bond volume, excluding convertible bonds, in 2006 as reported by FINRA TRACE, which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers, to approximately 9.4% in 2007. However, following the credit market turmoil, our estimated market share declined to approximately

6.2% for the full year 2009. Our volume in U.S. high-grade floating rate note bonds declined from $46.0 billion in 2007 to $6.6 billion in 2009. The U.S. credit markets demonstrated significant improvement throughout 2009 and 2010. Our estimated share of total U.S. high-grade corporate bond volume for 2010 was approximately 8.4%. Our estimated market share from 2006 to 2010 is shown in the chart below:



MarketAxess Estimated Percent of FINRA
U.S. High-Grade TRACE Volume
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.5%
9.4%
6.6%
6.2%
8.4%
2006
2007
2008
2009
2010

Execution Benefits to Clients

Benefits to Institutional Investor Clients

We believe we provide numerous benefits to our institutional investor clients over traditional fixed-income trading methods, including:

Competitive Prices. By enabling institutional investors to simultaneously request bids or offers from our broker-dealer clients, we believe our electronic trading platform creates an environment that motivates our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries, the range of competitive spread-to-Treasury responses is, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield). As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $775.00.

Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform consists of a daily average of more than $70 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds, although there can be no assurance as to the number of broker-dealers who will choose to provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the institutional investor. Institutional investors may also elect to display live requests for bids or offers anonymously to all other users of our electronic trading platform, in order to create broader visibility of their inquiry among market participants and increase the likelihood that the request results in a trade. We believe that broader participation in client inquiries will result in more trade matches and lower transaction costs.

Improved Cost Efficiency. We believe that we provide improved efficiency by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker™

eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

We also provide substantial benefits to our broker-dealer clients over traditional fixed-income trading methods, including:

Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with their institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution by participating in transactions to which they otherwise may not have had access. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

More Efficient Inventory Management. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure.

Benefits to Both Institutional Investor and Broker-Dealer Clients

We offer additional benefits over traditional fixed-income trading methods that are shared by both institutional investor and broker-dealer clients, including:

Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from manual entry of information into different systems.

Efficient Risk Monitoring and Compliance. Institutional investors and their regulators are increasingly focused on ensuring that best execution is achieved for fixed-income trades. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. This data represents a valuable source of information for our clients' compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

In addition to services directly related to the execution of trades, we offer our clients several other services, including:

Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker™ provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated FINRA TRACE-eligible bonds. Corporate BondTicker™ combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. Corporate BondTicker™ provides end-of-day CDS pricing data combined with CDS analytics and screening tools that incorporate cash bond and equity market data. In addition, Corporate BondTicker™ provides indicative prices for secondary loans, through arrangements with certain of our broker-dealer clients, and independent third-party credit research. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information-gathering process or other electronic services.

We offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. These reports utilize extensive TRACE information and are accessible by means of a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

Straight-Through Processing. Straight-through processing ("STP") refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through electronic messaging, institutional investors can submit inquiries to, and receive electronic notices of execution from us, in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Technology Products and Services. We provide integration, testing and management solutions for FIX-related products and services designed to optimize the electronic trading of fixed-income, equity and other exchange-based products. We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. In addition, we provide gateway adapters to connect order management and trading systems to fixed-income trading venues.

Robust, Scalable Technology

We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of executives with an average of more than 20 years' experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. In 2010, Credit magazine recognized MarketAxess as "Best e-trading platform for corporate bonds and CDS" both in the U.S. and in Europe. MarketAxess was also recognized by Financial News as "Best OTC Trading System" and "Best Fixed-Income Trading Platform" in the Awards for Excellence in Trading & Technology — Europe 2010.

Some of the innovations we have introduced to electronic trading include:

- the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;
- the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;
- Corporate BondTicker™, our information services product, combining FINRA TRACE bond data with MarketAxess data and analytical tools;
- bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;
- the first disclosed client to multi-dealer trading platform for CDS indices; and

- public Market Lists for corporate bonds, giving institutional investors the ability to display their bid and offer lists anonymously to the entire MarketAxess trading community.

Our Strategy

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

Enhance the Liquidity of Securities Traded on Our Platform and Broaden Our Client Base in Our Existing Markets

We intend to further enhance the liquidity of securities traded on our leading electronic, multi-dealer to client fixed-income platform. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will in turn lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to increase the number of active European and other international institutional investor clients using our U.S. electronic trading platform, subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Sectors of the Fixed-Income Securities Market

We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets and deliver fixed-income securities-related technical services and products. Due in part to our highly scalable systems, we believe we will be able to enter new markets efficiently. As an example, we have developed technology and trading protocols to trade CDS in anticipation of implementation of the Dodd-Frank Act and, subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

Leverage our Existing Technology and Client Relationships to Expand into New Client Segments

We intend to leverage our technology and client relationships to deploy our electronic trading platform into new client segments. As an example, we have expanded the base of broker-dealers on our platform to include both regional and diversity dealers.

Continue to Strengthen and Expand our Trade-Related Service Offerings

We plan to continue building our existing service offerings so that our electronic trading platform is more fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to enhance the ability of our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We are continually considering the introduction of new trading techniques.

Expand our Data and Information Services Offerings

We regularly add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients. We intend to continue to widen the user base of our data products and to continue adding new content and analytical capabilities. As the use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Expand our Technology Services Offerings

We intend to leverage our technology expertise and our client relationships to provide technology solutions to our clients that enhance their electronic trading capabilities and facilitate the electronic communication of order information with their trading counterparties.

Pursue Select Acquisitions and Strategic Alliances

We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

MarketAxess Electronic Trading Platform

Key Trading Functionalities

The key trading functionalities are detailed below.

Single Inquiry Trading Functionality

We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 50 of our broker-dealer clients for U.S. high-grade corporate bonds, from up to six of our broker-dealer clients for European high-grade corporate bonds and from up to eight of our broker-dealer clients in emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform.

ASAP and Holding Bin Trading Functionalities

We provide both ASAP ("as soon as possible") and Holding Bin trading protocols. In the Holding Bin trading protocol, institutional investor clients set the time when they would like all of the broker-dealers' prices or spreads returned to them, in order to have the ability to see all executable prices available at the same time. In the ASAP trading protocol, institutional investor clients see each broker-dealer's price or spread as soon as it is entered by the broker-dealer.

List Trading Functionality

We currently offer institutional investors the ability to request bids or offers on a list of up to 40 bonds depending on the market. This facilitates efficient trading for institutional investors such as investment advisors, mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their daily cash flows, portfolio duration, and credit and sector exposure.

Swap Trading Functionality

We currently offer institutional investors the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price or yield differential of the securities.

Market Lists

We offer institutional investors the ability to display live requests for bids and offers anonymously to the entire MarketAxess trading community through our Market List functionality, thereby creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Click-to-Trade

We have enhanced our trading system to provide pre-trade price discovery and fast-track execution for European bonds. Click-to-trade functionality streams attributable pricing in European credit and rates instruments, submitted by our pool of European dealers. Investor clients are able to initiate an inquiry with a single click on the stacks of distinctly displayed dealer bids and offers. Click-to-trade is offered alongside our existing Request for Quote product. Although currently limited to European credit and rate instruments, click-to-trade functionality may be applied to trading of other market sectors.

Markets

U.S. High-Grade Corporate Bonds

Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Both domestic and foreign institutional investors have access to U.S. high-grade corporate bond trading on our electronic trading platform. We use the terms high-grade debt and investment-grade debt interchangeably in this annual report on Form 10-K. Our 2010 trading volume in the U.S. high-grade corporate bond market was $243.4 billion.

In the U.S. high-grade corporate bond market, 61 broker-dealers utilize our platform, including each of the top 20 broker-dealers as ranked by 2010 investment grade new-issue underwriting volume. Our broker-dealer clients accounted for approximately 97% of the underwriting of newly-issued U.S. high-grade corporate bonds in 2010.

We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. Our disclosed inquiry trading functionality combines the strength of existing offline client/dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the substantial majority of the world's leading broker-dealers who provide liquidity in these securities. Through our Market List functionality, we also offer institutional investors the ability to display their live requests for bid and offer lists anonymously to the entire MarketAxess trading community as a means of creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Institutional investors have access to the commingled inventory of our broker-dealer clients, representing indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers.

Eurobonds

MarketAxess Europe Limited, our wholly-owned U.K. subsidiary, offers European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients. We also offer our clients the ability to trade in other European high-grade corporate bonds, including bonds issued in Pounds Sterling, floating rate notes, European government bonds and bonds denominated in non-core currencies. We offered the first platform in Europe with a multi-dealer disclosed counterparty trading capability for corporate bonds. In 2009, MarketAxess Europe Limited received FSA regulatory approval to trade on a riskless principal basis. In November 2010, we launched a click-to-trade protocol for the European market.

In the Eurobond credit market, defined as including European high-grade, high yield and government bonds, 25 broker-dealers utilize our platform, including 17 of the top 20 broker-dealers as ranked by 2010 European investment grade new-issue underwriting volume. On a typical day, institutional investors on our European corporate bond trading platform have access to over 65,000 lines of streaming pre-trade price indications on over 10,000 individual instruments covered on both the bid and offer side of the market. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers. Our 2010 trading volume in the Eurobond market was $50.3 billion.

Emerging Markets Bonds

Forty-six of our U.S. broker-dealer clients use our platform to trade emerging markets bonds. Three hundred seventy-one active institutional investor clients (firms that executed at least one trade through our electronic trading platform between January 2010 and December 2010) utilize our electronic trading platform to trade emerging markets bonds. These institutional investor clients are located in both the U.S. and Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2010 were Brazil, Mexico, Venezuela, Argentina and Russia.

In 2007, we introduced local markets emerging market debt trading, which allows our institutional investor clients to transact Euroclear-eligible local currency denominated bonds issued by sovereign entities or corporations in countries that include Mexico, Brazil and Argentina.

Crossover and High-Yield Bonds

Sixty-four of our U.S. broker-dealer clients use our platform to trade crossover and high-yield bonds. Trading in crossover and high-yield bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Agency Bonds

Thirty-four of our U.S. broker-dealer clients use our platform to trade agency bonds. Trading in agency bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Credit Default Swaps

We offer CDS index trading on our platform and also offer the capacity to trade lists of single-name CDS. In addition to the trading features, the index trading platform also offers STP connectivity for dealers and institutional investor clients. In 2009, we conformed our platform to the new standardized credit default swap calculation methodologies. Ten of our U.S. broker-dealer clients are activated to use our platform to trade CDS.

Asset-Backed Securities

In January 2011, we introduced trading in consumer asset-backed securities. Consumer asset-backed securities generally consist of credit card, auto and student loan receivables. Fourteen of our U.S. broker-dealer clients use our platform to trade asset-backed securities. Trading in asset-backed securities uses many of the same features available in our U.S. high-grade corporate bond offering.

Preferred Securities

In November 2010, we introduced trading in preferred securities. Fourteen of our U.S. broker-dealer clients use our platform to trade preferred securities. Trading in preferred securities uses many of the same features available in our U.S. high-grade corporate bond offering.

Information and Analytical Tools

Corporate BondTicker™

Corporate BondTicker™ provides real-time FINRA TRACE data and enhances it with MarketAxess trade data and analytical tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the FINRA TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform.

Corporate BondTicker™ allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases, including direct TRACE feeds. Corporate BondTicker™ also offers end-of-day CDS pricing data provided by Credit Market Analysis Ltd. End-of-day screening tools combine the CDS data with market data from cash bonds and equities to provide relative value analysis to our clients. In addition, Corporate BondTicker™ provides independent third-party credit research as well as indicative prices for secondary markets in loans and CDS.

TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers that are FINRA member firms have an obligation to report transactions in corporate bonds to TRACE under a set of rules approved by the SEC. FINRA then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the FINRA website or available immediately for a set fee.

Corporate BondTicker™ is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker™ is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

We provide Corporate BondTicker™ as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker™ service by charging for seat licenses per user at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees are waived for clients that transact a sufficient volume of trades through MarketAxess.

Additional analytical capabilities of our information services offerings aim to provide clients with more information regarding bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security's trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond, providing more consistent relative pricing information for institutional investors, such as offering spread data versus the interest rate swap curve and versus the U.S. Treasury curve. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker™ is currently the source of corporate bond trading information for *The Wall Street Journal.*

We also offer a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

My Portfolio

Institutional investors are able to upload their corporate bond portfolio to our electronic trading platform utilizing the "My Portfolio" trading feature. Institutional investors who utilize "My Portfolio" benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker™ to obtain the trading history of the securities in their portfolio.

Straight-Through Processing

Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

Automation by way of straight-through processing improves efficiency throughout the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including order upload, easy-to-use online allocation tools and pre- and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems, thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients' trading operations.

Usage of our straight-through processing tools increased significantly during the last several years. The number of investor client STP connections increased from 134 as of December 31, 2007 to 245 as of December 31, 2010.

Dealer API

We offer Application Programming Interface ("API") services to our broker-dealer clients for pre-trade, trade negotiation and post-trade services. This allows for straight-through processing, which improves efficiency and reduces errors in processing.

Technology Services

Through our Greenline subsidiary, we provide integration, testing and management solutions for FIX-related products and services. The FIX protocol is a messaging standard developed specifically for the real-time electronic exchange of securities transaction information. Greenline's CertiFIX product enables firms to provide a reliable FIX certification environment for their trading counterparties. The VeriFIX product is a testing suite that allows firms to thoroughly test counterparty FIX interfaces, protocol formats and supported messages. Greenline's MagniFIX product allows firms to monitor their enterprise-wide FIX installations on a real-time basis. In addition, Greenline provides strategic consulting and custom development for its clients.

We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. Fees for such services are based on the complexity and extent of the services provided. In addition, we provide gateway adapters to connect order management and trading systems to fixed-income trading venues.

Sales and Marketing

We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force is responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies, including advertising, direct marketing, promotional mailings and participation in industry conferences, to increase awareness of our brand and our electronic trading platform. For example, we have worked with *The Wall Street Journal* to establish Corporate BondTicker™ as the source of information for its daily corporate bond and high-yield tables.

Competition

The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face five main areas of competition:

- *Telephone* — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bonds are still traded between institutional investors and broker-dealers.

- *E-mail* — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.

- *Other electronic trading platforms* — There are numerous other electronic trading platforms currently in existence. These include: Thomson TradeWeb, a multi-dealer to institutional investor trading platform that has historically focused on government bond trading; Bloomberg, which provides electronic trading functionality; and the New York Stock Exchange. In addition, some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have sought or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services.

- *Market data and information vendors* — Several large market data and information providers currently have a data and analytics relationship with virtually every institutional firm. Some of these entities, including Bloomberg, currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services business and already are or may in the future become direct competitors to our electronic trading platform.

- *Technology vendors* — We compete with numerous providers of FIX message management tools and connectivity solutions. The market for our technology products and services is fragmented and includes FIX engine providers, testing, monitoring, certification and professional services firms and in-house technology and development groups at virtually every institutional firm.

Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients have made, and may in the future make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

In general, we compete on the basis of a number of key factors, including:

- broad network of broker-dealer and institutional investor clients using our electronic trading platform;
- liquidity provided by the participating broker-dealers;
- magnitude and frequency of price improvement;
- enhancing the quality and speed of execution;
- compliance benefits;
- total transaction costs;
- technology capabilities, including the reliability and ease of use of our electronic trading platform; and
- range of products and services offered.

We believe that we compete favorably with respect to these factors and continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Our broker-dealer clients have invested in building API's with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

Furthermore, 245 of our institutional investor clients have built interfaces to enable them to communicate electronically between our platform and their order, portfolio management and accounting systems. We believe that this increases the reliance of these institutional investor clients on our services and creates significant competitive barriers to entry.

Technology

The design and quality of our technology products are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry-standard technologies and has been designed to handle many multiples of our current trading volume.

All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in the event that the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. The majority of our broker-dealer clients have redundant dedicated high-speed communication paths to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

We have designed our application with an easy-to-use, Windows-based interface. Our clients are able to access our electronic trading platform through a secure, single sign-on. Clients are also able to execute transactions over our platform directly from their order management systems. We provide users an automatic software update feature that does not require manual intervention.

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, website and other proprietary materials are protected by copyright laws. We received five patents in 2009 covering our most significant trading protocols and other aspects of our trading system technology, we received two additional patents in 2010 and other patents are pending.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark and trade secret rights.

We have obtained U.S. federal registration of the MarketAxess®name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the MarketAxess®name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks AutoSpotting®, BondLink®, FrontPage®, Actives®, DealerAxess®and associated designs and have a number of other registered trademarks, service marks and trademark applications. Corporate BondTicker™ is a trademark we use, but it has not been registered.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

Regulation of the U.S. Securities Industry and Broker-Dealers

In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. One of our U.S. subsidiaries, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of FINRA, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients' accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

Additionally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The individual states and the District of Columbia are responsible for the administration of their respective "blue sky" laws, rules and regulations.

On July 21, 2010, the Dodd-Frank Act was signed into law, marking the greatest change to financial supervision since the 1930's. U.S. financial regulators are in the midst of an intense period of rulemaking that is required to implement the provisions of the Dodd-Frank Act, and market participants will need to make strategic decisions in an environment of regulatory uncertainty. Among the most significant aspects of the derivatives section of the Dodd-Frank Act are mandatory clearing of certain derivatives transactions ("swaps") through regulated central clearing organizations and mandatory trading of those swaps through either regulated exchanges or swap execution facilities, in each case, subject to certain key exceptions. As with other parts of the Dodd-Frank Act, many of the details of the new regulatory regime relating to swaps are left to the regulators to determine through rulemaking. Subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe Limited may fall within the scope of those regulations depending on the extent to which it is characterized as providing a regulated investment service.

Our principal regulator in the U.K. is the Financial Services Authority ("FSA"). Our subsidiary, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility ("MTF") dealer with the FSA.

The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services, which, in general, is valid throughout the European Union. As an FSA-approved MTF, MarketAxess Europe Limited receives the benefit of this authorization.

Our Canadian subsidiary, MarketAxess Canada Limited, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada.

Employees

As of December 31, 2010, we had 229 employees, 189 of whom were based in the U.S. and 40 of whom were based outside of the U.S., principally in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Company Information

Our Internet website address is www.marketaxess.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934. Our Proxy Statements for our Annual Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
299 Park Avenue
New York, NY 10171
Attn: Investor Relations

Our Board of Directors has standing Audit, Compensation, Investment, and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by our Board of Directors. Our Board of Directors has also adopted a set of Corporate Governance Guidelines. Copies of each committee charter, along with the Corporate Governance Guidelines, are also posted on our website.

You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting®, BondLink®, Actives®, FrontPage® and DealerAxess®. We also have a number of other registered trademarks, service mark applications and trademark applications. Other trademarks and service marks appearing in this annual report on Form 10-K are the property of their respective holders.

Item 1A. *Risk Factors.*

Risks Related to Our Business

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

- other multi-dealer trading companies;
- market data and information vendors;
- securities and futures exchanges;
- inter-dealer brokerage firms;
- electronic communications networks;
- technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and
- other electronic marketplaces that are not currently in the securities business.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

Neither the sustainability of our current level of business nor any future growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platform.

Our growth is also dependent on our ability to diversify our revenue base. We currently derive approximately 57% of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability. We have experienced significant growth in trading volumes, revenues and profitability over the past two years. We cannot assure you that our business will continue to grow at a similar rate, if at all.

Because we operate in a rapidly evolving industry, it is difficult to evaluate our business and prospects.

We face risks and difficulties frequently experienced by companies operating in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

- attract and retain broker-dealers and institutional investors on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings to our clients;
- respond effectively to competitive pressures;
- diversify our sources of revenues;
- maintain adequate control of our expenses;
- operate, support, expand and develop our operations, website, software, communications and other systems;
- manage growth in personnel and operations;
- increase awareness of our brand or market positioning;
- expand our sales and marketing programs; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

Decreases in trading volumes in the fixed-income markets generally or on our platform would harm our business and profitability.

We have experienced significant decreases in overall trading volume in the past, and may experience decreases in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, could result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platform and, consequently, lower commissions and other revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically.

A decline in trading volumes on our platform for any reason would negatively affect our commission revenue and may have a material adverse effect on our business, financial condition and results of operations.

We may enter into new fee plans, the impact of which may be difficult to evaluate.

From time to time we may introduce new fee plans for the U.S. high-grade corporate bond, Eurobond and other market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives.

We cannot assure you that any new fee plans will result in an increase in the volume of transactions effected on our platform or that our revenues will increase as a result of the implementation of any such fee plans. Furthermore, resistance to the new fee plans by our broker-dealer or institutional investor clients or a reduction in the number of dealers participating on our platform could have an adverse impact on our distribution fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks resulting from non-performance by counterparties to certain transactions executed between our clients in which we act as an intermediary in matching back-to back bond trades.

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. MarketAxess Corporation, our U.S. subsidiary, and MarketAxess Europe Limited, our U.K. subsidiary, act as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients executing bond trades on our platform. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by us. There can be no assurance that the policies and procedures we use to manage this credit risk will effectively mitigate our credit risk exposure.

We are dependent on our broker-dealer clients, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors.

We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bond prices on our platform for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and most of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Any reduction in the use of our electronic trading platform by our broker-dealer clients would reduce the number of different bond issues and the volume of trading in those bond issues on our platform, which could, in turn, reduce the use of our platform by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We could lose significant sources of revenue and trading volume if we lose any of our significant institutional investor clients.

We rely on our institutional investor clients to launch inquiries over our trading platform. A limited number of such clients can account for a significant portion of our trading volume. One institutional investor client accounted for approximately 15.8%, 12.1% and 10.8% of trading volumes during the years ended December 31, 2010, 2009 and 2008, respectively. This institutional investor client also beneficially owns more than 5% of the outstanding shares of our common stock. The contractual obligations of our institutional investor clients to us are minimal, non-exclusive and terminable by such clients. Our institutional investor clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms.

There can be no assurance that we will be able to retain our major institutional investor clients or that such clients will continue to use our trading platform. The loss of any major institutional investor client or any reduction in the use of our electronic trading platform by such clients could have a material adverse effect on our business, financial condition and results of operations.

If we experience significant fluctuations in our operating results or fail to meet revenue and earnings expectations, our stock price may fall rapidly and without advance notice.

Our revenues and operating results may fluctuate due to a number of factors, including:

- the unpredictability of the financial services industry;
- difficulty in quickly adjusting our expense base if revenues fall short of expectations;
- our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealer and institutional investor clients;
- our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;
- changes in our pricing policies;
- the introduction of new features on our electronic trading platform;
- the effectiveness of our sales force;
- new product and service introductions by our competitors;
- fluctuations in overall market trading volume;
- technical difficulties or interruptions in our service;
- general economic conditions in our geographic markets;
- additional investment in our services or operations; and
- regulatory compliance costs.

As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid market or technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients' or institutional investor clients' perspective and in relation to the inquiry functionality of our competitors' systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on a third-party vendor for our corporate bond reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

- irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;
- power or telecommunications failures, hardware failures or software errors;
- human error;
- computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;
- natural disasters, fires, floods or other acts of God;
- acts of war or terrorism or other armed hostility; and
- loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

- unanticipated disruptions in service to our clients;
- slower response times or delays in our clients' trade execution;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses and liabilities to clients;
- litigation or other claims against us, including formal complaints to industry regulatory organizations; and
- regulatory inquiries, proceedings or sanctions.

Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

Our electronic trading platform involves the storage and transmission of our clients' proprietary information. The secure storage and transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have received seven patents and have filed patent applications covering aspects of our technology and/or business, but can give no assurances that any such patents will protect our business and processes from competition or that the patents applied for will be issued. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- prevent us from operating our business, or portions of our business;
- cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporates the challenged intellectual property;
- require us to redesign our products or services, which may not be feasible;
- result in significant monetary liability;
- divert management's attention and resources; and
- require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;
- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;
- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;
- there may be client confusion if our services overlap with those of the acquired company;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees or third parties; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges as was the case in 2008 with the write-down of certain TWS-related intangible assets.

We may be limited in our use of our U.S. net operating loss carryforwards.

As of December 31, 2010, we had U.S. net operating loss carryforwards of approximately $29.8 million that will begin to expire in 2021. A net operating loss carryforward enables a company to apply net operating losses incurred during a current period against future periods' profits in order to reduce tax liability in those future periods.

Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," that company's use of its net operating losses is limited annually in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds 50 percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder.

The issuance or repurchase of a significant number of shares of stock or purchases or sales of stock by significant shareholders could result in an additional "ownership change." For, example, we may issue a substantial number of shares of our stock in connection with offerings, acquisitions and other transactions in the future and we could repurchase a significant number of shares in connection with a share repurchase program, although no assurance can be given that any such offering, acquisition, other transaction or repurchase program will be undertaken. In addition, the exercise of outstanding options to purchase shares of our common stock may require us to issue additional shares of our common stock. The extent of the actual future use of our U.S. net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, Chief Executive Officer and Chairman of our Board of Directors. The terms of Mr. McVey's employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options, performance shares and restricted stock. Any loss or interruption of Mr. McVey's services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and Internet-related services, hardware engineers, technicians, product managers and senior sales executives.

The market for qualified personnel is increasingly competitive as the financial industry continues to recover and as electronic commerce continues to experience growth. Many of the companies with which we compete for experienced personnel have greater resources than we have and are longer established in the marketplace. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock-based compensation they are to receive in connection with their employment. Significant volatility in the price of our common stock may adversely affect our ability to attract or retain key employees. The expensing of stock-based compensation may discourage us from granting the size or type of stock-based compensation that job candidates may require to join our company.

We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the SEC and FINRA. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

Most aspects of our broker-dealer subsidiaries are highly regulated, including:

- the way we deal with our clients;
- our capital requirements;

- our financial and regulatory reporting practices;
- required record-keeping and record retention procedures;
- the licensing of our employees; and
- the conduct of our directors, officers, employees and affiliates.

We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

We have two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation and MarketAxess Europe Limited are subject to U.S. and U.K. regulations as a registered broker-dealer and as a multilateral trading facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

In addition, as a result of the global financial crisis and other recent events in the financial industry, there is a greater likelihood of legislative and regulatory action to increase government oversight of the financial services industry. For example, during 2010 the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. Among other things, the Dodd-Frank Act creates an entirely new structure for the trading of over-the-counter derivatives, a market in which we currently operate. Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the SEC to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material. Our anonymous dealer-to-dealer trading service, DealerAxess®, is regulated as an alternative trading system subject to Regulation ATS.

As an enterprise founded and historically controlled by broker-dealers that compete with each other, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position.

The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to expand our operations outside of the United States; however, we may face special economic and regulatory challenges that we may not be able to meet.

We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions. These risks include:

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;
- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;
- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;
- difficulties in staffing and managing foreign operations;
- fluctuations in exchange rates;
- reduced or no protection for intellectual property rights;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Although we believe that our available cash resources are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

- support more rapid growth of our business;
- develop new or enhanced services and products;
- fund operating losses;
- respond to competitive pressures;
- acquire complementary companies or technologies;
- enter into strategic alliances;
- increase the regulatory net capital necessary to support our operations; or
- respond to unanticipated or changing capital requirements.

We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not increase, we may not be able to achieve our business objectives.

The success of our business plan depends in part on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and/or global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States, Europe and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- consolidation or contraction in the number of broker-dealers;
- actual or threatened acts of war or terrorism or other armed hostilities;
- concerns over inflation and weakening consumer confidence levels;
- the availability of cash for investment by mutual funds and other wholesale and retail investors;
- the level and volatility of interest and foreign currency exchange rates; and
- legislative and regulatory changes.

Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Risks Related to Our Common Stock

Market volatility may cause our stock price and the value of your investment to decline.

The market price of our common stock may be significantly affected by volatility in the markets in general. The market price of our common stock likely will continue to fluctuate in response to factors including the following:

- the other risk factors described in this annual report on Form 10-K;
- prevailing interest rates;
- the market for similar securities;
- additional issuances of common stock;

- general economic conditions; and
- our financial condition, performance and prospects, including our ability or inability to meet analyst expectations.

Most of these factors are beyond our control. In addition, the stock markets in general, including the NASDAQ Global Select Market, have experienced and continue to experience significant price and volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities for companies such as ours that often has been unrelated or disproportionate to changes in the operating performance of the affected companies. These broad market and industry fluctuations may affect adversely the market price of our common stock regardless of our operating performance.

We may not pay dividends on our common stock in the future.

We initiated a regular quarterly dividend on our common stock in 2009. However, there is no assurance that we will continue to pay any dividends to holders of our common stock in the future. If we were to cease paying dividends, investors would need to rely on the sale of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. These analysts work independently of us. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our stockholders rights plan, organizational documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management, and therefore, depress the trading price of our common stock.

Our Board of Directors adopted and our stockholders subsequently ratified a stockholders rights plan, commonly referred to as a "poison pill." This plan entitles existing stockholders to rights, including the right to purchase shares of common stock, in the event of an acquisition of 20% or more of our outstanding common stock. Our stockholders rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change of control of us by delaying or preventing a change of control.

In addition, provisions of our certificate of incorporation and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from calling special meetings;
- allow the directors to amend the bylaws without stockholder approval; and
- set forth advance notice procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. In addition, we have severance agreements with several employees and a change of control severance plan that could require an acquiror to pay a higher price. Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

Our corporate headquarters and principal U.S. offices are located at 299 Park Avenue, New York, New York, where we lease 27,900 square feet under sequential leases expiring in February 2022. We also collectively lease approximately 18,300 square feet for our other office locations in the U.S. and the United Kingdom under various leases expiring between September 2013 and November 2020. In addition, we lease another 17,000 square feet at 350 Madison Avenue, New York, New York, which we currently sublet; the lease and sublease expire in April 2011.

Item 3. *Legal Proceedings.*

In January 2007, a former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add MarketAxess Holdings Inc. as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding and, by a decision dated July 12, 2010, the FINRA arbitration panel denied the former employee's claims, totaling approximately $0.9 million, in their entirety. The former employee's right to appeal the panel's decision expired in October 2010.

Item 4. *[Removed and reserved]*

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Price Range

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX". The range of closing price information for our common stock, as reported by NASDAQ, was as follows:

2010:	High	Low
January 1, 2010 to March 31, 2010	$16.20	$13.25
April 1, 2010 to June 30, 2010	$17.40	$13.45
July 1, 2010 to September 30, 2010	$17.30	$12.39
October 1, 2010 to December 31, 2010	$20.93	$16.93
2009:	**High**	**Low**
January 1, 2009 to March 31, 2009	$ 9.02	$ 6.13
April 1, 2009 to June 30, 2009	$11.07	$ 7.74
July 1, 2009 to September 30, 2009	$12.10	$ 8.93
October 1, 2009 to December 31, 2009	$13.90	$11.47

On February 23, 2011, the last reported closing price of our common stock on the NASDAQ Global Select Market was $20.99.

Holders

There were 52 holders of record of our common stock as of February 23, 2011.

Dividend Policy

Prior to 2009, we retained all earnings for investment in our business. In October 2009, our Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to our stockholders in November 2009 and regular quarterly cash dividends have been paid thereafter. In January 2011, our Board of Directors approved an increase in the quarterly cash dividend to $0.09 per share payable on March 2, 2011 to stockholders of record as of the close of business on February 16, 2011. We expect to continue paying regular cash dividends, although there is no assurance as to such dividends. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our Board of Directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2010, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
				(In thousands)
October 1, 2010 — October 31, 2010	359,184	$17.47	359,184	$466
November 1, 2010 — November 30, 2010	25,200	18.45	25,200	1
December 1, 2010 — December 31, 2010	32,030	12.77	60	0
	416,414	$17.17	384,444	

In June 2010, the Board of Directors of the Company authorized a share repurchase program for up to $30.0 million of the Company's common stock. The share repurchase program was completed in December 2010. A total of 1,939,620 shares were repurchased at an aggregate cost of $30.0 million over the life of the repurchase program. Shares repurchased under the program will be held in treasury for future use.

During the three months ended December 31, 2010, a total of 22,868 shares were surrendered by employees to us to satisfy the exercise price and employee withholding tax obligations upon the vesting of restricted shares and exercise of stock options and 9,102 unvested restricted shares were repurchased upon the termination of employment or failure to meet performance conditions.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison from December 31, 2005 through December 31, 2010 of the cumulative total return for (i) our common stock, (ii) the NASDAQ Composite Index and (iii) the Dow Jones US Financial Services Index.

The figures in this graph assume an initial investment of $100 in our common stock and in each index on December 31, 2005, and that all quarterly dividends were reinvested. The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns.



Index Value
200
175
150
125
100
75
50
25
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
MarketAxess Holdings Inc.
NASDAQ Composite
Dow Jones US Financial Service Index

Item 6. *Selected Financial Data.*

The selected statements of operations data for each of the years ended December 31, 2010, 2009 and 2008 and the selected balance sheet data as of December 31, 2010 and 2009 have been derived from our audited financial statements included elsewhere in this Form 10-K. The selected statements of operations data for the years ended December 31, 2007 and 2006, and the balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our audited financial statements not included in this Form 10-K.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except share and per share amounts)				
Statements of Operations Data:					
Revenues					
Commissions					
U.S. high-grade(1)	$ 83,796	$ 62,557	$ 46,547	$ 52,541	$ 47,752
Eurobond	18,656	20,339	18,146	18,828	15,368
Other(2)	19,728	13,236	8,835	8,845	8,310
Total commissions	122,180	96,132	73,528	80,214	71,430
Technology products and services(3)	13,648	9,778	8,555	742	—
Information and user access fees	6,681	6,252	6,025	5,877	5,477
Interest income	1,192	1,222	3,478	5,242	4,595
Other(4)	2,527	1,055	1,499	1,568	1,814
Total revenues	146,228	114,439	93,085	93,643	83,316
Expenses					
Employee compensation and benefits	56,446	50,274	43,810	43,051	42,078
Depreciation and amortization	6,350	6,790	7,879	7,170	6,728
Technology and communications	9,982	8,436	8,311	7,463	7,704
Professional and consulting fees	8,503	6,869	8,171	7,639	8,072
Occupancy	2,997	3,129	2,891	3,275	3,033
Marketing and advertising	3,075	2,882	3,032	1,905	1,769
General and administrative	7,965	6,010	6,157	5,889	5,328
Total expenses	95,318	84,390	80,251	76,392	74,712
Income before income taxes	50,910	30,049	12,834	17,251	8,604
Provision for income taxes	19,482	13,947	4,935	6,931	3,183
Net income	$ 31,428	$ 16,102	$ 7,899	$ 10,320	$ 5,421
Net income per common share:					
Basic	$ 0.86	$ 0.44	$ 0.23	$ 0.32	$ 0.18
Diluted	$ 0.80	$ 0.42	$ 0.22	$ 0.30	$ 0.15
Weighted average number of shares of common stock outstanding:					
Basic	33,159,177	33,263,828	32,830,923	32,293,036	30,563,437
Diluted	39,051,186	38,081,980	35,737,379	34,453,195	35,077,348
Cash dividends per share	$ 0.28	$ 0.07	$ —	$ —	$ —

	As of December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents and securities available-for-sale	$197,546	$174,338	$142,550	$124,290	$131,015
Working capital(5)	191,482	170,060	137,390	120,656	135,268
Total assets	299,521	277,286	246,428	198,366	204,278

(1) U.S. high-grade commissions include commissions from monthly distribution fees and transactions between institutional investor clients and broker-dealer clients as well as transactions between broker-dealer clients.

(2) Other commissions consist primarily of commissions from the trading of emerging markets bonds, crossover and high-yield bonds, agency bonds and credit default swaps.

(3) Technology products and services includes software licenses, maintenance and support services and professional consulting services. Revenues are principally derived from the acquisitions of Greenline in March 2008 and TWS in November 2007.

(4) Other revenues consist primarily of telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

(5) Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, securities available-for-sale, accounts receivable and prepaid and other expenses. Current liabilities consist of accrued employee compensation, deferred revenue, and accounts payable, accrued expenses and other liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. — Risk Factors" and elsewhere in this Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Overview

MarketAxess operates a leading electronic trading platform that allows investment industry professionals to efficiently trade corporate bonds and other types of fixed-income instruments. Our over 800 active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform during 2010) include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios, broker-dealers and hedge funds. Our 78 broker-dealer market-maker clients provide liquidity on the platform and include most of the leading broker-dealers in global fixed-income trading. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, asset-backed and preferred securities and credit default swaps.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

- to innovate and efficiently add new functionality and product offerings to the MarketAxess platform that we believe will help to increase our market share with existing clients, as well as expand our client base;
- to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities

markets, deliver fixed-income securities-related technical services and products, and deploy our electronic trading platform into new client segments;

- to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients and to continue to add functionality to allow our clients to achieve a fully automated end-to-end straight-through processing solution (automation from trade initiation to settlement);
- to add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients; and
- to continue to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may result in declining trading volume. These factors could have a material adverse effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, economic and political conditions in the United States, Europe and elsewhere, and consolidation or contraction of broker-dealers.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer trading companies. Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic platforms that may compete with us.

In general, we compete on the basis of a number of key factors, including, among others, the liquidity provided on our platform, the magnitude and frequency of price improvement enabled by our platform and the quality and speed of execution. We believe that we compete favorably with respect to these factors. We continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant costs.

Our U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the SEC and is a member of FINRA. Our U.K. subsidiary, MarketAxess Europe Limited, is registered as a multilateral trading facility dealer with the FSA in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. Relevant regulations prohibit repayment of borrowings from these subsidiaries or their affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such regulated entity's principal regulator.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law, marking the greatest change to financial supervision since the 1930's. U.S. financial regulators are in the midst of an intense period of rulemaking that is required to implement the provisions of the Dodd-Frank Act, and market participants will need to make strategic decisions in an environment of regulatory uncertainty. Among the most significant aspects of the derivatives section of the Dodd-Frank Act are mandatory clearing of certain derivatives transactions ("swaps") through regulated central clearing organizations and mandatory trading of those swaps through either regulated exchanges or swap execution facilities, in each case, subject to certain key exceptions. As with other parts of the Dodd-Frank Act, many of the details of the new regulatory regime relating to swaps are left to the regulators to determine through rulemaking. Subject to such rulemaking, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility.

As a public company listed on the NASDAQ Global Select Market, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules. The requirements of these rules and regulations impose legal and financial compliance costs, make some activities more difficult, time-consuming and/or costly and may also place a strain on our systems and resources. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

Rapid Technological Changes

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We received five patents in 2009 covering our most significant trading protocols and other aspects of our trading system technology, we received two additional patents during 2010 and other patents are pending.

Trends in Our Business

The majority of our revenues are derived from monthly distribution fees and commissions for transactions executed on our platform between our institutional investor and broker-dealer clients. We believe that there are five key variables that impact the notional value of such transactions on our platform and the amount of commissions and distribution fees earned by us:

- the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;
- the number of broker-dealer clients on the platform and the frequency and competitiveness of the price responses they provide to the institutional investor clients;
- the number of markets for which we make trading available to our clients;
- the overall level of activity in these markets; and
- the level of commissions that we collect for trades executed through the platform.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platform, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

The U.S. and European credit markets experienced a period of significant turmoil beginning during the third quarter of 2007, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. The U.S. credit markets demonstrated significant improvement throughout 2009 and 2010, with net inflows to taxable bond funds and corporate and international bond exchange-traded funds, and an increase in the volume of new issues of high-grade corporate bonds compared to the second half of 2008. Credit yield spreads in U.S. corporate bonds declined to 1.1% over U.S. Treasuries as of December 31, 2010 from a peak of 5.4% in December 2008. The trading volume of U.S. high-grade corporate bonds as reported by FINRA Trade Reporting and Compliance Engine ("TRACE") increased from $2.0 trillion for the year ended December 31, 2008 to $2.9 trillion for each of the years ended December 31, 2009 and 2010. After demonstrating improved conditions during 2009, European credit markets deteriorated throughout 2010 due in part to continuing sovereign debt credit concerns.

Commission Revenue

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on our platform and vary based on the type, size, yield and maturity of the bond traded. The commission rates are based on a number of factors, including fees charged by inter-dealer brokers in the respective markets, average bid-offer spreads in the products we offer and transaction costs through alternative channels including the telephone. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

U.S. High-Grade Corporate Bond Commissions. Our U.S. high-grade corporate bond fee plans for fully electronic trades generally incorporate monthly distribution fees and variable transaction fees billed to our broker-dealer clients on a monthly basis. Certain dealers participate in fee programs that do not contain fixed monthly distribution fees and instead incorporate additional per transaction execution fees and minimum monthly fee commitments. Under the fee plans, we electronically add the transaction fee to the spread quoted by the broker-dealer client. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two back-to-back trades.

Eurobond Commissions. Similar to the U.S. high-grade plans, our European fee plan incorporates monthly distribution fees as well as variable transaction fees. In June 2010, we launched a click-to-trade protocol in the European market. Click-to-trade is offered alongside our request-for-quote product and consists of streamed indicative pricing in credit and rates products. Clients have the ability to request a trade at the displayed price with the indicated dealer. In connection with the launch, the Eurobond fee plan was revised and a standard commission rate was established across most types of bonds. Prior to this change, the variable transaction fee was dependent on the type of bond traded and the maturity of the issue.

Other Commissions. Commissions for other bond and credit default swap trades generally vary based on the type and the maturity of the instrument traded. We generally operate using standard fee schedules that may include both transaction fees and monthly distribution fees that are charged to the participating dealers. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn our commission through the difference in price between the two back-to-back trades.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Revenue

In addition to the commissions discussed above, we earn revenue from technology products and services, information services fees paid by institutional investor and broker-dealer clients, income on investments and other income.

Technology Products and Services. Technology products and services includes software licenses, maintenance and support services and professional consulting services.

Information and User Access Fees. We charge information services fees for Corporate BondTicker™ to our broker-dealer clients, institutional investor clients and data-only subscribers. The information services fee is a flat monthly fee, based on the level of service. We also generate information services fees from the sale of bulk data to certain institutional investor clients and data-only subscribers. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client's users. To encourage institutional investor clients to execute trades on our platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

Investment Income. Investment income consists of income earned on our investments.

Other. Other revenues include fees from telecommunications line charges to broker-dealer clients, initial set-up fees and other miscellaneous revenues.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over three to seven years. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Technology and Communications. Technology and communications expense consists primarily of costs relating to maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and non-information technology consultants for services provided for the maintenance of our trading platform and information services products.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors expenses, charitable contributions, provision for doubtful accounts, and various state franchise and U.K. value-added taxes.

Expenses may grow in the future, primarily due to investment in new products, notably in employee compensation and benefits, professional and consulting fees, and general and administrative expense. However, we believe that operating leverage can be achieved by increasing volumes in existing products and adding new products without substantial additions to our infrastructure.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the Notes to our Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of Estimates

On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Software Development Costs

We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that we execute between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, we earn the commission through the difference in price between the two back-to-back trades.

Technology products and services. We generate revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. We generally sell software licenses and services together as part of multiple-element arrangements. We also enter into contracts for technology integration consulting services unrelated to any software product. When we enter into a multiple-element arrangement, the residual method is used to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement.

Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of our products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of our software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. We estimate the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. We sell PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. We enter into agreements with our broker-dealer clients pursuant to which we provide access to our platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. We recognize interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangibles Assets

Business combinations are accounted for under the purchase method. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

Goodwill and other intangibles with indefinite lives are not amortized. We perform an impairment review of goodwill on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment.

Segment Results

As an electronic, multi-dealer platform for trading fixed-income securities, our operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Overview

Total revenues increased by $31.8 million or 27.8% to $146.2 million for the year ended December 31, 2010 from $114.4 million for the year ended December 31, 2009. This increase in total revenues was primarily due to increases in commissions of $26.0 million and in technology products and services revenues of $3.9 million and other income of $1.5 million.

Total expenses increased by $10.9 million or 12.9% to $95.3 million for the year ended December 31, 2010 from $84.4 million for the year ended December 31, 2009. The increase was primarily due to higher employee compensation and benefits of $6.2 million, general and administrative expense of $2.0 million, professional and consulting fees of $1.6 million and technology and communication costs of $1.5 million.

Income before taxes increased by $20.9 million or 69.4% to $50.9 million for the year ended December 31, 2010 from $30.0 million for the year ended December 31, 2009. Net income increased by $15.3 million or 95.2% to $31.4 million for the year ended December 31, 2010, from $16.1 million for the year ended December 31, 2009.

Revenues

Our revenues for the years ended December 31, 2010 and 2009, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2010		2009			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$122,180	83.6%	$ 96,132	84.0%	$26,048	27.1%
Technology products and services	13,648	9.3	9,778	8.5	3,870	39.6
Information and user access fees	6,681	4.6	6,252	5.5	429	6.9
Investment income	1,192	0.8	1,222	1.1	(30)	(2.5)
Other	2,527	1.7	1,055	0.9	1,472	139.5
Total revenues	$146,228	100.0%	$114,439	100.0%	$31,789	27.8%

Commissions. Our commission revenues for the years ended December 31, 2010 and 2009, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2010	2009	$ Change	% Change
	($ in thousands)			
Distribution fees				
U.S. high-grade	$ 37,467	$30,831	$ 6,636	21.5%
Eurobond	12,693	12,526	167	1.3
Total distribution fees	50,160	43,357	6,803	15.7
Variable transaction fees				
U.S. high-grade	46,329	31,726	14,603	46.0
Eurobond	5,963	7,813	(1,850)	(23.7)
Other	19,728	13,236	6,492	49.0
Total transaction fees	72,020	52,775	19,245	36.5
Total commissions	$122,180	$96,132	$26,048	27.1%

The $6.8 million increase in distribution fees for the year ended December 31, 2010 compared to the year ended December 31, 2009 was due principally to the additional U.S. broker-dealer market makers on the platform.

The following table shows the extent to which the increase in commissions for the year ended December 31, 2010 was attributable to changes in transaction volumes, variable transaction fees per million and monthly distribution fees:

	Change From Year Ended December 31, 2009			
	U.S. High-Grade	Eurobond	Other	Total
	(In thousands)			
Volume increase (decrease)	$11,865	$ (898)	$ 8,759	$19,725
Variable transaction fee per million increase (decrease)	2,738	(952)	(2,267)	(480)
Monthly distribution fees increase	6,636	167	—	6,803
Total commissions increase (decrease)	$21,239	$(1,683)	$ 6,492	$26,048

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2010	2009	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade — fixed rate	$235,698	$170,519	$ 65,179	38.2%
U.S. high-grade — floating rate	7,698	6,629	1,069	16.1
Total U.S. high-grade	243,396	177,148	66,248	37.4
Eurobond	50,251	56,778	(6,527)	(11.5)
Other	108,610	65,360	43,250	66.2
Total	$402,257	$299,286	$102,971	34.4%
Number of U.S. Trading Days	250	250		
Number of U.K. Trading Days	253	253		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates.

The 37.4% increase in U.S. high-grade volume was principally due to an increase in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 6.2% for the year ended December 31, 2009 to 8.4% for the year ended December 31, 2010. Estimated FINRA TRACE U.S. high-grade volume increased by less than 1% from $2,865 billion for the year ended December 31, 2009 to $2,886 billion for the year ended December 31, 2010. Eurobond volumes decreased by 11.5% for the year ended December 31, 2010 compared to the year ended December 31, 2009. We believe that the decline in Eurobond volumes was due, in part, to continuing sovereign debt concerns which negatively impacted market conditions. Other volume increased by 66.2% for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to higher agencies and emerging markets volume.

Our average variable transaction fee per million for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended December 31,	
	2010	2009
Average Variable Transaction Fee Per Million		
U.S. high-grade — fixed rate	$196	$185
U.S. high-grade — floating rate	28	24
Total U.S. high-grade	190	179
Eurobond	119	138
Other	182	203
Total	179	176

The U.S. high-grade average variable transaction fee per million improved from $179 per million for the year ended December 31, 2009 to $190 per million for the year ended December 31, 2010, primarily due to the increased participation of new dealers on the platform that pay higher variable fees per million. Eurobond average variable transaction fee per million decreased from $138 per million for the year ended December 31, 2009 to $119 per million for the year ended December 31, 2010. In June 2010, we launched a click-to-trade protocol in the European market. In connection with the launch, the Eurobond fee plan was revised generally downward. Other average variable transaction fee per million decreased from $203 per million for the year ended December 31, 2009 to $182 per million for the year ended December 31, 2010, primarily due to a higher percentage of volume in products that carry lower fees per million, principally agency bonds.

Technology Products and Services. Technology products and services revenues increased by $3.9 million or 39.6% to $13.6 million for the year ended December 31, 2010 from $9.8 million for the year ended December 31, 2009. The increase was primarily a result of higher technology integration consulting services and license fees.

Information and User Access Fees. Information and user access fees increased by $0.4 million or 6.9% to $6.7 million for the year ended December 31, 2010 from $6.3 million for the year ended December 31, 2009.

Investment Income. Investment income was $1.2 million for the each of the years ended December 31, 2010 and December 31, 2009.

Other. Other revenues increased by $1.5 million or 139.5% to $2.5 million for the year ended December 31, 2010 from $1.1 million for the year ended December 31, 2009. The increase was primarily a result of higher initial set-up fees from broker-dealer clients and a gain on the sale of a U.S. Treasury bill investment.

Expenses

Our expenses for the years ended December 31, 2010 and 2009, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2010		2009			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$56,446	38.6%	$50,274	43.9%	$ 6,172	12.3%
Depreciation and amortization	6,350	4.3	6,790	5.9	(440)	(6.5)
Technology and communications	9,982	6.8	8,436	7.4	1,546	18.3
Professional and consulting fees	8,503	5.8	6,869	6.0	1,634	23.8
Occupancy	2,997	2.0	3,129	2.7	(132)	(4.2)
Marketing and advertising	3,075	2.1	2,882	2.5	193	6.7
General and administrative	7,965	5.4	6,010	5.3	1,955	32.5
Total expenses	$95,318	65.2%	$84,390	73.7%	$10,928	12.9%

Employee Compensation and Benefits. Employee compensation and benefits increased by $6.2 million or 12.3% to $56.4 million for the year ended December 31, 2010 from $50.3 million for the year ended December 31, 2009. This increase was primarily attributable to higher incentive compensation of $2.9 million resulting from improved operating performance, salaries of $1.6 million due to increased headcount, and benefits and employment taxes of $1.3 million. The total number of employees increased to 227 as of December 31, 2010 from 212 as of December 31, 2009. As a percentage of total revenues, employee compensation and benefits expense decreased to 38.6% for the year ended December 31, 2010 from 43.9% for the year ended December 31, 2009.

Depreciation and Amortization. Depreciation and amortization expense decreased by $0.4 million or 6.5% to $6.4 million for the year ended December 31, 2010 from $6.8 million for the year ended December 31, 2009. The decrease was primarily due to lower amortization of software development costs of $0.8 million. For the years ended December 31, 2010 and 2009, we capitalized $1.9 million and $1.9 million, respectively, of software development costs, and $5.2 million and $4.9 million, respectively, of equipment and leasehold improvements. The 2010 and 2009 equipment and leasehold improvement expenditures included $3.0 million and $2.2 million, respectively, associated with the move of our corporate offices to new premises in New York City in the first quarter of 2010.

Technology and Communications. Technology and communications expense increased by $1.5 million or 18.3% to $10.0 million for the year ended December 31, 2010 from $8.4 million for the year ended December 31, 2009. The increase was primarily attributable to higher expenses associated with market data of $0.8 million and data center hosting of $0.4 million.

Professional and Consulting Fees. Professional and consulting fees increased by $1.6 million or 23.8% to $8.5 million for the year ended December 31, 2010 from $6.9 million for the year ended December 31, 2009. The increase was principally due to higher technology consulting costs of $0.9 million, recruiting fees of $0.3 million, and legal expense of $0.3 million.

Occupancy. Occupancy costs decreased by $0.1 million or 4.2% to $3.0 million for the year ended December 31, 2010 from $3.1 million for the year ended December 31, 2009.

Marketing and Advertising. Marketing and advertising expense increased by $0.2 million or 6.7% to $3.1 million for the year ended December 31, 2010 from $2.9 million for the year ended December 31, 2009. The increase was principally due to higher travel and entertainment expenses related to sales activities.

General and Administrative. General and administrative expense increased by $2.0 million or 32.5% to $8.0 million for the year ended December 31, 2010 from $6.0 million for the year ended December 31, 2009. The increase was primarily due to higher charitable contributions of $0.3 million, general travel and entertainment expense of $0.3 million, board of directors expenses of $0.3 million and registration fees of $0.3 million.

Provision for Income Tax

We recorded an income tax provision of $19.5 million and $13.9 million for the years ended December 31, 2010 and 2009, respectively. The increase in the tax provision was primarily attributable to the $20.9 million increase in pre-tax income. With the exception of the payment of certain foreign and state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2010 was 38.3% compared to 46.4% for the year ended December 31, 2009. During 2009, we reduced the tax rates used for recording the deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, resulting in a decrease in the deferred tax asset and an increase in tax expense of $1.6 million. The 2010 effective tax rate reflects the 2009 refinement in our state and local tax apportionment methodology, which resulted in a lower 2010 state income tax rate. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

As of December 31, 2010, we had net operating loss carryforwards of $29.8 million and tax credit carryforwards of $6.0 million for income tax purposes. The net deferred tax asset of $19.8 million at December 31, 2010 includes a valuation allowance of $0.2 million arising from certain tax credit and foreign and state tax loss carryforwards. This valuation allowance was deemed appropriate due to available evidence indicating that some of the deferred tax assets might not be realized in future years.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview

Total revenues increased by $21.4 million or 22.9% to $114.4 million for the year ended December 31, 2009 from $93.1 million for the year ended December 31, 2008. This increase in total revenues was primarily due to an increase in commissions of $22.6 million and in technology products and services revenues of $1.2 million, offset by a decrease in investment income of $2.3 million and other income of $0.4 million. Technology products and services revenues reflect the impact of the Greenline acquisition in March 2008. A 15.0% decrease in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2008 to the year ended December 31, 2009 had the effect of reducing European revenues by $3.7 million.

Total expenses increased by $4.1 million or 5.2% to $84.4 million for the year ended December 31, 2009 from $80.3 million for the year ended December 31, 2008. An increase in employee compensation and benefits of $6.5 million was offset by declines in professional and consulting fees of $1.3 million and depreciation and amortization of $1.1 million. The change in the foreign currency rates had the effect of reducing European expenses by $2.2 million. The 2008 results include Greenline expenses from the date of the acquisition.

Income before taxes increased by $17.2 million or 134.1% to $30.0 million for the year ended December 31, 2009 from $12.8 million for the year ended December 31, 2008. Net income increased by $8.2 million or 103.8% to $16.1 million for the year ended December 31, 2009, from $7.9 million for the year ended December 31, 2008.

Revenues

Our revenues for the years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2009		2008			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Commissions	$ 96,132	84.0%	$73,528	79.0%	$22,604	30.7%
Technology products and services	9,778	8.5	8,555	9.2	1,223	14.3
Information and user access fees	6,252	5.5	6,025	6.5	227	3.8
Investment income	1,222	1.1	3,478	3.7	(2,256)	(64.9)
Other	1,055	0.9	1,499	1.6	(444)	(29.6)
Total revenues	$114,439	100.0%	$93,085	100.0%	$21,354	22.9%

Commissions. Our commission revenues for the years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,			
	2009	2008	$ Change	% Change
	($ in thousands)			
Distribution fees				
U.S. high-grade	$30,831	$30,287	$ 544	1.8%
Eurobond	12,526	14,143	(1,617)	(11.4)
Total distribution fees	43,357	44,430	(1,073)	(2.4)
Variable transaction fees				
U.S. high-grade	31,726	16,260	15,466	95.1
Eurobond	7,813	4,003	3,810	95.2
Other	13,236	8,835	4,401	49.8
Total transaction fees	52,775	29,098	23,677	81.4
Total commissions	$96,132	$73,528	$22,604	30.7%

The change in the average exchange rate of the Pound Sterling compared to the U.S. dollar from the year ended December 31, 2008 to the year ended December 31, 2009 had the effect of reducing Eurobond commission revenues by $3.6 million.

The following table shows the extent to which the increase in commissions for the year ended December 31, 2009 was attributable to changes in transaction volumes, variable transaction fees per million and monthly distribution fees:

	Change From Year Ended December 31, 2008			
	U.S. High-Grade	Eurobond	Other	Total
		(In thousands)		
Volume increase	$ 5,134	$ 2,348	$1,468	$ 8,950
Variable transaction fee per million increase	10,332	1,462	2,933	14,727
Monthly distribution fees increase (decrease)	544	(1,617)	—	(1,073)
Total commissions increase	$16,010	$ 2,193	$4,401	$22,604

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,			
	2009	2008	$ Change	% Change
Trading Volume Data (in millions)				
U.S. high-grade — fixed rate	$170,519	$126,569	$43,950	34.7%
U.S. high-grade — floating rate	6,629	8,068	(1,439)	(17.8)
Total U.S. high-grade	177,148	134,636	42,512	31.6
Eurobond	56,778	35,788	20,990	58.7
Other	65,360	56,047	9,313	16.6
Total	$299,286	$226,471	$72,815	32.2%
Number of U.S. Trading Days	250	251		
Number of U.K. Trading Days	253	254		

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. Prior to September 1, 2008, no fees were charged on U.S. high-grade single-dealer inquiries. Such single-dealer inquiry trading volume amounted to $6.3 billion for the year ended December 31, 2008. Effective September 1, 2008, single-dealer inquiry trades are charged commissions in accordance with the U.S. high-grade corporate bond fee plan.

The increase in U.S. high-grade volume was due primarily to an increase in overall market volume as measured by FINRA TRACE, offset by a decline in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 6.6% for the year ended December 31, 2008 to 6.2% for the year ended December 31, 2009. Estimated FINRA TRACE U.S. high-grade volume increased by 41.3% from $2,028 billion for the year ended December 31, 2008 to $2,865 billion for the year ended December 31, 2009. Eurobond volumes increased by 58.7% for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily due to the improvement in market conditions. Other volume increased by 16.6% for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily due to higher high-yield and agencies volume, offset by lower credit default swap volume.

Our average variable transaction fee per million for the years ended December 31, 2009 and 2008 was as follows:

	Year Ended December 31,	
	2009	2008
Average Variable Transaction Fee Per Million		
U.S. high-grade — fixed rate	$185	$127
U.S. high-grade — floating rate	24	27
Total U.S. high-grade	179	121
Eurobond	138	112
Other	203	158
Total	176	128

The U.S. high-grade average variable transaction fee per million increased from $121 per million for the year ended December 31, 2008 to $179 per million for the year ended December 31, 2009, primarily due to the introduction of our execution services desk, the introduction of new dealers on the platform that pay higher variable fees per million and the longer maturity of trades executed on the platform, for which we charge higher commissions. Eurobond average variable transaction fee per million increased from $112 per million for the year ended December 31, 2008 to $138 per million for the year ended December 31, 2009, primarily due to a larger percentage of Eurobond volume in products that carry higher fees per million, principally high-yield bonds. Other average variable transaction fee per million increased from $158 per million for the year ended December 31, 2008 to $203 per million for the year ended December 31, 2009, primarily due to a higher percentage of volume in products that carry higher fees per million, principally high-yield bonds.

Technology Products and Services. Technology products and services revenues increased by $1.2 million or 14.3% to $9.8 million for the year ended December 31, 2009 from $8.6 million for the year ended December 31, 2008. The increase was primarily a result of higher technology integration consulting services revenues.

Information and User Access Fees. Information and user access fees increased by $0.2 million or 3.8% to $6.3 million for the year ended December 31, 2009 from $6.0 million for the year ended December 31, 2008.

Investment Income. Investment income decreased by $2.3 million or 64.9% to $1.2 million for the year ended December 31, 2009 from $3.5 million for the year ended December 31, 2008. This decrease was primarily due to lower interest rates.

Other. Other revenues decreased by $0.4 million or 29.6% to $1.1 million for the year ended December 31, 2009 from $1.5 million for the year ended December 31, 2008. The 2008 other revenues included an insurance settlement and other income aggregating $0.4 million.

Expenses

Our expenses for the years ended December 31, 2009 and 2008, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2009		2008			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$50,274	43.9%	$43,810	47.1%	$ 6,464	14.8%
Depreciation and amortization	6,790	5.9	7,879	8.5	(1,089)	(13.8)
Technology and communications	8,436	7.4	8,311	8.9	125	1.5
Professional and consulting fees	6,869	6.0	8,171	8.8	(1,302)	(15.9)
Occupancy	3,129	2.7	2,891	3.1	238	8.2
Marketing and advertising	2,882	2.5	3,032	3.3	(150)	(4.9)
General and administrative	6,010	5.3	6,157	6.6	(147)	(2.4)
Total expenses	$84,390	73.7%	$80,251	86.2%	$ 4,139	5.2%

Employee Compensation and Benefits. Employee compensation and benefits increased by $6.5 million or 14.8% to $50.3 million for the year ended December 31, 2009 from $43.8 million for the year ended December 31, 2008. This increase was primarily attributable to higher incentive compensation of $4.9 million resulting from improved operating performance and stock-based compensation expense of $1.3 million. The total number of employees increased to 212 as of December 31, 2009 from 185 as of December 31, 2008. As a percentage of total revenues, employee compensation and benefits expense decreased to 43.9% for the year ended December 31, 2009 from 47.1% for the year ended December 31, 2008.

Depreciation and Amortization. Depreciation and amortization expense decreased by $1.1 million or 13.8% to $6.8 million for the year ended December 31, 2009 from $7.9 million for the year ended December 31, 2008. The decrease was primarily due to declines in amortization of intangible assets of $0.5 million and software development costs of $0.5 million. The intangible amortization expense reduction was primarily due to a $0.7 million TWS impairment charge recorded in 2008 to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers. For the years ended December 31, 2009 and 2008, we capitalized $1.9 million and $2.4 million, respectively, of software development costs, and $4.9 million and $1.7 million, respectively, of equipment and leasehold improvements. The 2009 equipment and leasehold improvement expenditures included $2.2 million associated with the move of our corporate offices to new premises in New York City in the first quarter of 2010.

Technology and Communications. Technology and communications expense increased by $0.1 million or 1.5% to $8.4 million for the year ended December 31, 2009 from $8.3 million for the year ended December 31, 2008.

Professional and Consulting Fees. Professional and consulting fees decreased by $1.3 million or 15.9% to $6.9 million for the year ended December 31, 2009 from $8.2 million for the year ended December 31, 2008. The decrease was principally due to lower legal fees of $0.7 million and information technology consultant costs of $0.3 million.

Occupancy. Occupancy costs increased by $0.2 million or 8.2% to $3.1 million for the year ended December 31, 2009 from $2.9 million for the year ended December 31, 2008. The increase was principally due to additional rental costs associated with new premises leased in New York City in the fourth quarter of 2009.

Marketing and Advertising. Marketing and advertising expense decreased by $0.2 million or 4.9% to $2.9 million for the year ended December 31, 2009 from $3.0 million for the year ended December 31, 2008. Higher travel and entertainment expenses of $0.2 million were more than offset by lower advertising and promotional costs.

General and Administrative. General and administrative expense decreased by $0.1 million or 2.4% to $6.0 million for the year ended December 31, 2009 from $6.2 million for the year ended December 31, 2008. Higher trade settlement costs of $0.4 million were more than offset by lower charges for doubtful accounts of $0.6 million.

Provision for Income Tax

We recorded an income tax provision of $13.9 million and $4.9 million for the years ended December 31, 2009 and 2008, respectively. The increase in the tax provision was primarily attributable to the $17.2 million increase in pre-tax income. With the exception of the payment of certain foreign and state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2009 was 46.4% compared to 38.5% for the year ended December 31, 2008. During 2009, we reduced the tax rates used for recording the deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, resulting in a decrease in the deferred tax asset and an increase in tax expense of $1.6 million. The 2009 tax rate change reflects a refinement in our state and local tax apportionment methodology. The 2008 effective tax rate reflects a higher portion of earnings generated in lower tax rate jurisdictions. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

Quarterly Results of Operations

Our quarterly results have varied significantly as a result of:

- changes in trading volume due to market conditions, changes in the number of trading days in certain quarters, and seasonality effects caused by slow-downs in trading activity during certain periods;
- changes in the number of broker-dealers and institutional investors using our trading platform as well as variation in usage by existing clients;
- expansion of the products we offer to our clients; and
- variance in our expenses, particularly employee compensation and benefits.

The following table sets forth certain consolidated quarterly income statement data for the eight quarters ended December 31, 2010. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended							
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(In thousands)							
Revenues								
Commissions								
U.S. high-grade(1)	$13,515	$13,808	$16,306	$18,928	$19,776	$20,249	$21,537	$22,234
Eurobond(2)	4,142	4,712	5,497	5,988	5,492	4,669	4,075	4,420
Other(3)	2,789	3,310	3,486	3,651	4,039	4,542	5,540	5,607
Total commissions	20,446	21,830	25,289	28,567	29,307	29,460	31,152	32,261
Technology products and services(4)	2,023	2,096	2,601	3,058	3,164	3,251	3,455	3,778
Information and user access fees(5)	1,655	1,504	1,519	1,574	1,634	1,722	1,603	1,722
Interest income(6)	332	234	314	342	291	315	301	285
Other(7)	176	175	286	418	488	578	902	559
Total revenues	24,632	25,839	30,009	33,959	34,884	35,326	37,413	38,605
Expenses								
Employee compensation and benefits	11,442	11,917	13,127	13,788	13,933	14,189	14,326	13,998
Depreciation and amortization	1,791	1,679	1,654	1,666	1,616	1,622	1,560	1,552
Technology and communications	2,242	2,120	2,029	2,045	2,417	2,353	2,543	2,669
Professional and consulting fees	1,879	1,613	1,645	1,732	2,138	1,990	2,241	2,134
Occupancy	676	693	706	1,054	938	707	706	646
Marketing and advertising	645	708	651	878	628	759	679	1,009
General and administrative	1,226	1,373	1,654	1,757	2,129	1,850	1,834	2,152
Total expenses	19,901	20,103	21,466	22,920	23,799	23,470	23,889	24,160
Income before income taxes	4,731	5,736	8,543	11,039	11,085	11,856	13,524	14,445
Provision for income taxes	1,892	2,549	3,903	5,603	4,384	4,687	4,913	5,498
Net income	$ 2,839	$ 3,187	$ 4,640	$ 5,436	$ 6,701	$ 7,169	$ 8,611	$ 8,947

(1) Of these amounts, $1,985, $2,039, $2,276, $2,457, $798, $853, $889, and $852, respectively, were from related parties.

(2) Of these amounts, $783, $933, $1,049, $1,052, $373, $321, $278 and $262, respectively, were from related parties.

(3) Of these amounts, $302, $378, $363, $486, $187, $207, $201 and $320, respectively, were from related parties.

(4) Of these amounts, $9, $10, $9, $7, $7, $5, $6 and $0, respectively, were from related parties.

(5) Of these amounts, $61, $64, $60, $58, $31, $22, $32 and $48, respectively, were from related parties.

(6) Of these amounts, $90, $58, $36, $30, $23, $33, $33 and $24, respectively, were from related parties.

(7) Of these amounts, $42, $38, $37, $35, $16, $15, $16 and $16, respectively, were from related parties.

The following tables set forth trading volume and average variable transaction fee per million traded for the eight quarters ended December 31, 2010.

	Three Months Ended							
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
	(In millions)							
Trading Volume Data								
U.S. high-grade	$36,839	$37,910	$47,019	$55,381	$61,511	$58,170	$ 60,387	$ 63,328
Eurobond	9,092	13,169	16,580	17,936	16,019	12,739	10,712	10,780
Other	14,140	15,742	16,795	18,683	21,672	27,372	29,351	30,215
Total	$60,071	$66,821	$80,394	$92,000	$99,202	$98,281	$100,450	$104,323

	Three Months Ended							
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010
Variable Transaction Fee Per Million								
U.S. high-grade	$175	$163	$186	$187	$175	$189	$205	$192
Eurobond	$128	$131	$145	$140.	$139	$130	$ 93	$101
Other	$197	$210	$208	$195	$186	$166	$189	$186
Total	$173	$168	$182	$180	$172	$175	$188	$181
Number of U.S. trading days	61	63	64	62	61	63	64	62
Number of U.K. trading days	63	61	65	64	63	61	65	64

Liquidity and Capital Resources

During the past three years, we have met our funding requirements through cash on hand, internally generated funds and the issuance of Series B Preferred Stock. Cash and cash equivalents and securities available-for-sale totaled $197.5 million at December 31, 2010. Other than a capital lease obligation amounting to $0.9 million as of December 31, 2010, we have no long-term or short-term debt and do not maintain bank lines of credit.

Our cash flows were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Net cash provided by operating activities	$ 64,146	$ 43,327	$ 27,634
Net cash (used in) investing activities	(7,720)	(44,165)	(22,499)
Net cash (used in) provided by financing activities	(33,849)	(2,646)	30,311
Effect of exchange rate changes on cash and cash equivalents	(924)	(498)	(834)
Net increase (decrease) for the period	$ 21,653	$ (3,981)	$ 34,612

We define free cash flow as cash flow from operating activities less expenditures for furniture, equipment and leasehold improvements and capitalized software development costs. For the years ended December 31, 2010, 2009 and 2008, free cash flow was $57.0 million, $36.5 million and $23.6 million, respectively. Free cash flow is a non-GAAP financial measure. The Company believes that this non-GAAP financial measure, when taken into consideration with the corresponding GAAP financial measures, is important in gaining an understanding of the Company's financial strength and cash flow generation.

Cash Flows for the Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net cash provided by operating activities was $64.1 million for the year ended December 31, 2010 compared to $43.3 million for the year ended December 31, 2009. The $20.8 million increase in net cash provided by operating activities was primarily due to an increase in net income of $15.3 million, higher non-cash deferred income taxes of $3.5 million and a decrease in cash used for working capital of $2.3 million.

Net cash used in investing activities was $7.7 million for the year ended December 31, 2010 compared to $44.2 million for the year ended December 31, 2009. The $36.4 million reduction in net cash used in investing activities was principally due to a decrease in net purchases of securities available-for-sale of $34.7 million and a decrease in cash paid for business acquisitions of $1.4 million. During the year ended December 31, 2009, we made a $1.4 million earn-out payment related to the 2008 acquisition of Greenline. Net purchases of securities available-for-sale were $0.6 million for the year ended December 31, 2010 compared to $35.3 million for the year ended December 31, 2009. Capital expenditures were $7.1 million and $6.8 million for the year ended December 31, 2010 and 2009, respectively. Leasehold improvements and equipment expenditures in 2010 and 2009 included $3.0 million and $2.2 million, respectively, associated with the move of our corporate offices to new premises in New York City in the first half of 2010.

Net cash used in financing activities was $33.8 million for the year ended December 31, 2010 compared to $2.6 million for the year ended December 31, 2009. The $31.2 million increase in net cash used in financing activities was principally due to the purchase of 1.9 million shares of our common stock at a cost of $30.0 million under a share repurchase program and an increase in cash dividends paid on common stock and Series B preferred stock of $8.0 million, offset by an increase in net proceeds on the exercise of stock options of $4.5 million and excess tax benefits on stock-based compensation of $1.9 million.

Cash Flows for the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net cash provided by operating activities was $43.3 million for the year ended December 31, 2009 compared to $27.6 million for the year ended December 31, 2008. The $15.7 million increase in net cash provided by operating activities was primarily due to an increase in net income of $8.2 million and higher non-cash deferred income taxes of $7.4 million.

Net cash used in investing activities was $44.2 million for the year ended December 31, 2009 compared to $22.5 million for the year ended December 31, 2008. The $21.7 million increase in net cash used in investing activities was principally due to an increase in net purchases of securities available-for-sale of $51.7 million, offset by a decrease in cash paid for business acquisitions. Net purchases of securities available-for-sale were $35.3 million for the year ended December 31, 2009 compared to net proceeds from the sale of securities available-for-sale of $16.3 million for the year ended December 31, 2008. During the year ended December 31, 2008, we paid $34.9 million for the cash portion of the acquisition of Greenline and we made a $1.4 million earn-out payment during the year ended December 31, 2009. Capital expenditures were $6.8 million and $4.0 million for the years ended December 31, 2009 and 2008, respectively. Leasehold improvements and equipment expenditures in 2009 included $2.2 million associated with the move of our corporate offices to new premises in New York City in the first half of 2010.

Net cash used in financing activities was $2.6 million for the year ended December 31, 2009 compared to cash provided by financing activities of $30.3 million for the year ended December 31, 2008. Cash dividends paid in 2009 on common stock and Series B preferred stock was $2.7 million. During the year ended December 31, 2008, the issuance of the Series B Preferred Stock and common stock purchase warrants resulting in net cash proceeds of $33.5 million was offset by $2.8 million expended under a share repurchase program.

Past trends of cash flows are not necessarily indicative of future cash flow levels. A decrease in cash flows may have a material adverse effect on our liquidity, business and financial condition.

Other Factors Influencing Liquidity and Capital Resources

We are dependent on our broker-dealer clients who are not restricted from buying and selling fixed-income securities with institutional investors, either directly or through their own proprietary or third-party platforms. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. The loss of, or a significant reduction in the use of our electronic platform by, our broker-dealer clients could reduce our cash flows, affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.

We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In addition, we expect to fully utilize the balance of our unrestricted U.S. net operating loss carryforward during 2011, which would result in an increase in cash paid for income taxes in 2011 and subsequent years. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

We have three regulated subsidiaries, MarketAxess Corporation, MarketAxess Europe Limited and Market-Axess Canada Ltd. MarketAxess Corporation is a registered broker-dealer in the U.S., MarketAxess Europe Limited is a registered multilateral trading facility dealer in the U.K. and MarketAxess Canada Ltd. is a registered Alternative Trading System dealer in the Province of Ontario. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The relevant regulations prohibit a registrant from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification to or approval from its principal regulator. The capital structures of our subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. Subject to rulemaking pursuant to the Dodd-Frank Act, we currently expect to establish and operate a swap execution facility and/or a security-based swap execution facility and we will be required to maintain an additional amount of minimum net capital in connection with such facilities. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2010:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$48,036	$24,409	$443
Minimum net capital required	1,971	3,732	276
Excess net capital	$46,065	$20,677	$167

We execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. We act as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under securities clearing agreements with the independent third party, we maintain collateral deposits with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2010, the collateral deposits included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.9 million. We are exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreements between us and the independent clearing broker, the clearing broker has the right to charge us for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2010, we had not recorded any liabilities with regard to this right.

In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

Prior to 2009, we retained all earnings for investment in our business. In October 2009, our Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to our stockholders in November 2009 and regular quarterly cash dividends have been paid thereafter. In January 2011, our Board of Directors approved an increase in the quarterly cash dividend to $0.09 per share payable on March 2, 2011 to stockholders of record as of the close of business on February 16, 2011. We expect the total amount payable to be approximately $3.4 million. We expect to continue paying regular cash dividends, although there is no assurance as to such dividends. Any future declaration and payment of dividends will be at the sole discretion of our Board of Directors.

Effects of Inflation

Because the majority of our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our financial position and results of operations.

Contractual Obligations and Commitments

As of December 31, 2010, we had the following contractual obligations and commitments:

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(In thousands)		
Operating leases	$21,394	$ 1,843	$3,595	$3,770	$12,186
Capital leases	1,036	336	658	42	—
Foreign currency forward contract	29,454	29,454	—	—	—
	$51,884	$31,633	$4,253	$3,812	$12,186

We enter into foreign currency forward contracts with a noncontrolling stockholder broker-dealer client to hedge the exposure to variability in foreign currency cash flows resulting from the net investment in our U.K. subsidiary. As of December 31, 2010, the notional value of the foreign currency forward contract outstanding was $29.1 million and the gross and net fair value liability was $0.3 million.

As of December 31, 2010, we had unrecognized tax benefits of $3.3 million. Due to the nature of the underlying positions, it is not currently possible to schedule the future payment obligations by period.

In January 2011, our board of directors approved a quarterly dividend to be paid to the holders of the outstanding shares of capital stock. A cash dividend of $0.09 per share of voting and non-voting common stock outstanding will be payable on March 2, 2011 to stockholders of record as of the close of business on February 16, 2011. We expect the total amount payable to be approximately $3.4 million.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2010, we had a $72.6 million investment in securities available-for-sale. Adverse movements, such as a 10% decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See also Item 1A. *Risk Factors*, "Risks Related to Our Industry — *Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.*"

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments, U.S. Treasury obligations and short-term fixed-income securities in which we invest. As of December 31, 2010, our cash and cash equivalents and securities available-for-sale amounted to $197.5 million and were primarily invested in money market instruments, U.S. government obligations and municipal securities. We do not maintain an inventory of bonds that are traded on our platform.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiary. As of December 31, 2010, the notional value of our foreign currency forward contract was $29.1 million. We do not speculate in any derivative instruments.

Credit Risk

We act as a riskless principal through MarketAxess Corporation and MarketAxess Europe Limited in certain transactions that we execute between clients. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by us. There can be no assurance that the policies and procedures we use to manage this credit risk will effectively mitigate our credit risk exposure.

Item 8. ***Financial Statements and Supplementary Data.***

MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited supplementary data regarding consolidated quarterly income statement data are incorporated by reference to the information set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section captioned "Quarterly Results of Operations."

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MarketAxess Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index on page 63 present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
February 24, 2011

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31	
	2010	2009
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and cash equivalents	$124,994	$103,341
Securities available-for-sale	72,552	70,997
Securities and cash provided as collateral	4,939	4,971
Accounts receivable, including receivables from related parties of $829 and $3,431, respectively, net of allowance of $427 and $859 as of December 31, 2010 and 2009, respectively	25,682	23,150
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	9,448	6,856
Software development costs, net of accumulated amortization	3,097	3,420
Goodwill and intangible assets, net of accumulated amortization	36,012	37,530
Prepaid expenses and other assets	2,984	3,041
Deferred tax assets, net	19,813	23,980
Total assets	$299,521	$277,286
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued employee compensation	$ 17,791	$ 15,157
Deferred revenue	4,571	4,262
Accounts payable, accrued expenses, and other liabilities, including payables to related parties of $66 and $29 as of December 31, 2010 and 2009, respectively	12,368	11,050
Total liabilities	34,730	30,469
Commitments and Contingencies (Note 14)		
Series B Preferred Stock, $0.001 par value, 35,000 shares authorized, issued and outstanding as of December 31, 2010 and 2009, liquidation preference of $1,000 per share	30,315	30,315
Stockholders' equity		
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2010 and 2009	—	—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2010 and 2009	—	—
Common stock voting, $0.003 par value, 110,000,000 shares authorized, 35,945,001 shares and 34,654,957 shares issued and 31,141,261 shares and 31,790,837 shares outstanding as of December 31, 2010 and 2009, respectively	108	104
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized, 2,585,654 shares issued and outstanding as of December 31, 2010 and 2009	9	9
Additional paid-in capital	340,615	313,896
Receivable for common stock subscribed	—	(713)
Treasury stock — Common stock voting, at cost, 4,803,740 shares and 2,864,120 shares as of December 31, 2010 and 2009, respectively	(70,000)	(40,000)
Accumulated deficit	(34,605)	(55,403)
Accumulated other comprehensive loss	(1,651)	(1,391)
Total stockholders' equity	234,476	216,502
Total liabilities and stockholders' equity	$299,521	$277,286

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except share and per share amounts)		
Revenues			
Commissions			
U.S. high-grade	$ 83,796	$ 62,557	$ 46,547
Eurobond	18,656	20,339	18,146
Other	19,728	13,236	8,835
Total commissions	122,180	96,132	73,528
Technology products and services	13,648	9,778	8,555
Information and user access fees	6,681	6,252	6,025
Investment income	1,192	1,222	3,478
Other	2,527	1,055	1,499
Total revenues	146,228	114,439	93,085
Expenses			
Employee compensation and benefits	56,446	50,274	43,810
Depreciation and amortization	6,350	6,790	7,879
Technology and communications	9,982	8,436	8,311
Professional and consulting fees	8,503	6,869	8,171
Occupancy	2,997	3,129	2,891
Marketing and advertising	3,075	2,882	3,032
General and administrative	7,965	6,010	6,157
Total expenses	95,318	84,390	80,251
Income before income taxes	50,910	30,049	12,834
Provision for income taxes	19,482	13,947	4,935
Net income	$ 31,428	$ 16,102	$ 7,899
Net income per common share			
Basic	$ 0.86	$ 0.44	$ 0.23
Diluted	$ 0.80	$ 0.42	$ 0.22
Cash dividends declared per common share	$ 0.28	$ 0.07	$ —
Weighted average shares outstanding			
Basic	33,159,177	33,263,828	32,830,923
Diluted	39,051,186	38,081,980	35,737,379

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	Common Stock Voting	Common Stock Non - Voting	Additional Paid-In Capital	Receivable for Common Stock Subscribed	Treasury Stock - Common Stock Voting	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
				(In thousands)				
Balance at December 31, 2007	$ 99	$ 9	$289,988	$(834)	$(37,227)	$(76,754)	$ (884)	$174,397
Comprehensive income:								
Net income	—	—	—	—	—	7,899	—	7,899
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(410)	(410)
Unrealized net loss on securities available-for-sale, net of tax	—	—	—	—	—	—	(26)	(26)
Total comprehensive income								7,463
Stock-based compensation	—	—	7,061	—	—	—	—	7,061
Issuance of common stock related to the acquisition of Greenline Financial Technologies, Inc.	2	—	5,773	—	—	—	—	5,775
Exercise of stock options and grants of restricted stock, net of withholding tax on stock vesting	1	—	(318)	—	—	—	—	(317)
Decrement in windfall from stock-based compensation	—	—	(191)	—	—	—	—	(191)
Issuance of common stock purchase warrant	—	—	3,195	—	—	—	—	3,195
Repayment of promissory notes and adjustment of prior year principal and interest balances	—	—	—	(117)	—	—	—	(117)
Purchase of treasury stock	—	—	—	—	(2,773)	—	—	(2,773)
Balance at December 31, 2008	102	9	305,508	(951)	(40,000)	(68,855)	(1,320)	194,493
Comprehensive income:								
Net income	—	—	—	—	—	16,102	—	16,102
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(331)	(331)
Unrealized net gain on securities available-for-sale, net of tax	—	—	—	—	—	—	260	260
Total comprehensive income								16,031
Stock-based compensation	—	—	8,414	—	—	—	—	8,414
Exercise of stock options and grants of restricted stock, net of withholding tax on stock vesting	2	—	240	—	—	—	—	242
Decrement in windfall from stock-based compensation	—	—	(266)	—	—	—	—	(266)
Repayment of promissory notes	—	—	—	238	—	—	—	238
Cash dividend on common stock and Series B Preferred Stock	—	—	—	—	—	(2,650)	—	(2,650)
Balance at December 31, 2009	104	9	313,896	(713)	(40,000)	(55,403)	(1,391)	216,502
Comprehensive income:								
Net income	—	—	—	—	—	31,428	—	31,428
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	(564)	(564)
Unrealized net gain on securities available-for-sale, net of tax	—	—	—	—	—	—	304	304
Total comprehensive income								31,168
Stock-based compensation	—	—	8,969	—	—	—	—	8,969
Exercise of stock options and grants of restricted stock, net of surrender on stock option exercises and withholding tax on stock vesting	4	—	4,702	—	—	—	—	4,706
Tax benefit from the exercise of warrants in prior years	—	—	11,429	—	—	—	—	11,429
Excess tax benefits from stock-based compensation	—	—	1,619	—	—	—	—	1,619
Repayment of promissory notes	—	—	—	713	—	—	—	713
Purchase of treasury stock	—	—	—	—	(30,000)	—	—	(30,000)
Cash dividend on common stock and Series B Preferred Stock	—	—	—	—	—	(10,630)	—	(10,630)
Balance at December 31, 2010	$108	$ 9	$340,615	$ —	$(70,000)	$(34,605)	$(1,651)	$234,476

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Cash flows from operating activities			
Net income	$ 31,428	$ 16,102	$ 7,899
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,350	6,790	7,879
Stock-based compensation expense	8,969	8,414	7,061
Deferred taxes	15,767	12,255	4,819
Provision for bad debts	602	652	1,260
Gain on sale of securities	(411)	—	—
Changes in operating assets and liabilities, net of business acquired:			
(Increase) decrease in accounts receivable	(3,134)	(10,519)	5,785
Decrease (increase) in prepaid expenses and other assets	57	136	(221)
Increase (decrease) in accrued employee compensation	2,634	4,718	(4,228)
Increase in deferred revenue	309	1,959	618
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,575	2,820	(3,238)
Net cash provided by operating activities	64,146	43,327	27,634
Cash flows from investing activities			
Acquisition of business, net of cash acquired (Note 7)	—	(1,368)	(34,918)
Securities available-for-sale:			
Proceeds from maturities and sales	65,365	22,062	46,281
Purchases	(66,008)	(57,406)	(29,959)
Securities and cash provided as collateral	32	(655)	139
Purchases of furniture, equipment and leasehold improvements	(5,205)	(4,909)	(1,677)
Capitalization of software development costs	(1,904)	(1,889)	(2,365)
Net cash (used in) investing activities	(7,720)	(44,165)	(22,499)
Cash flows from financing activities			
Issuance of Series B Preferred Stock and common stock purchase warrants	—	—	33,510
Cash dividend on common stock and Series B Preferred Stock	(10,630)	(2,650)	—
Proceeds from exercise of stock options and grants of restricted stock, net of surrenders on stock option exercises and withholding tax on stock vesting	4,706	242	(317)
Excess tax benefits (decrements) from stock-based compensation	1,619	(266)	(191)
Purchase of treasury stock — common stock voting	(30,000)	—	(2,773)
Other	456	28	82
Net cash (used in) provided by financing activities	(33,849)	(2,646)	30,311
Effect of exchange rate changes on cash and cash equivalents	(924)	(498)	(834)
Cash and cash equivalents			
Net increase (decrease) for the period	21,653	(3,982)	34,612
Beginning of period	103,341	107,323	72,711
End of period	$124,994	$103,341	$107,323
Supplemental cash flow information:			
Cash paid during the year			
Cash paid for income taxes	$ 2,228	$ 837	$ 452
Non-cash activity			
Issuance of common stock in connection with business acquisition	$ —	$ —	$ 5,775
Capital lease obligation	$ —	$ 723	$ 677

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. (the "Company") was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds and asset-backed and preferred securities. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which then settle through a third-party clearing organization. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. In addition, the Company provides FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties.

The Company had one stockholder broker-dealer client for 2010, JPMorgan. For 2009 and 2008, JP Morgan, BNP Paribas and Credit Suisse were considered to be Stockholder Broker-Dealer Clients. These broker-dealer clients constitute related parties of the Company (together, the "Stockholder Broker-Dealer Clients"). See Note 10, "Related Parties."

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at major U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less. Given this concentration, the Company is exposed to certain credit risk.

Securities Available-for-Sale

The Company classifies its marketable securities as available-for-sale securities. Unrealized marketable securities gains and losses, net of taxes, are reflected as a net amount under the caption of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses are recorded in the Consolidated Statements of Operations in other revenues. For the purpose of computing realized gains and losses, cost is determined on a specific identification basis.

The Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. The portion of an other-than-temporary impairment related to credit loss is recorded as a charge in the Consolidated Statements of Operations. The remainder is recognized in other comprehensive loss if the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security prior to recovery. No charges for other-than-temporary losses were recorded during 2010, 2009 or 2008.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The standard also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its securities available-for-sale portfolio and one foreign currency forward contract.

Securities and Cash Provided as Collateral

Securities provided as collateral consist of U.S. government obligations and cash. Collectively, these amounts are used as collateral for standby letters of credit, electronic bank settlements, foreign currency forward contracts to hedge the Company's net investments in a foreign subsidiary and broker-dealer clearance accounts.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations.

The allowance for doubtful accounts was $0.4 million, $0.9 million and $1.0 million as of December 31, 2010, 2009 and 2008, respectively. The provision for bad debts was $0.6 million, $0.7 million and $1.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. Write-offs and other charges against the allowance for doubtful accounts were $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial

Condition. Transaction gains and losses are recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to hedge its net investment in its U.K. subsidiary. Gains and losses on these transactions are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

Revenue Recognition

The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two back-to-back trades.

Technology products and services. The Company generates revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services. Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. The Company generally sells software licenses and services together as part of multiple-element arrangements. The Company also enters into contracts for technology integration consulting services unrelated to any software product. When the Company enters into a multiple-element arrangement, the residual method is used to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement.

Each license arrangement requires that the Company analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of the Company's products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of the Company's software products. Revenues from these services are recognized separately from the license fee. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. The Company estimates the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. The Company sells PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2010 and 2009. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Initial set-up fees. The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations.

Business Combinations, Goodwill and Intangible Assets

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

Goodwill and other intangibles with indefinite lives are not amortized. An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. The Company has no intangibles with indefinite lives. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Earnings Per Share

Earnings per share ("EPS") is calculated using the two-class method. Basic EPS is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding for the period, including consideration of the two-class method to the extent that participating securities were outstanding during the period. Under the two-class method, undistributed net income is allocated to common stock and participating securities based on their respective right to share in dividends. The Series B Preferred Stock is convertible into shares of common stock and also includes a right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such securities were convertible at the time. Due to these rights, the Series B Preferred Stock is considered a participating security requiring the use of the two-class method for the computation of basic EPS. On January 24, 2011, all of the shares of the Series B Preferred Stock were mandatorily and automatically converted into 3,499,999 shares of common stock.

Diluted EPS is computed using the more dilutive of the (a) if-converted method or (b) two-class method. Since the Series B Preferred Stock participates equally with the common stock in dividends and unallocated income, diluted EPS under the if-converted method is equivalent to the two-class method. Weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on revenue recognition. The guidance requires entities to allocate revenue in an arrangement with multiple deliverables using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. The guidance also removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. Adoption will be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of the new revenue recognition guidance to have a material impact on the Company's Consolidated Financial Statements.

3. Net Capital Requirements and Customer Protection Requirements

MarketAxess Corporation, a U.S. subsidiary, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). MarketAxess Corporation claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness. MarketAxess Europe Limited, a U.K. subsidiary, is registered as a Multilateral Trading Facility dealer with the Financial Services Authority ("FSA") in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. MarketAxess Europe Limited and MarketAxess Canada Limited are subject to certain financial resource requirements of the FSA and the Ontario

Securities Commission, respectively. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2010:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$48,036	$24,409	$443
Minimum net capital required	1,971	3,732	276
Excess net capital	$46,065	$20,677	$167

The Company's regulated subsidiaries are subject to U.S., U.K. and Canadian regulations which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, respectively, without prior notification to or approval from such regulated entity's principal regulator.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2010				
Securities available-for-sale				
U.S. government obligations	$—	$41,351	$—	$41,351
Municipal securities	—	29,145	—	29,145
Corporate bonds	—	2,056	—	2,056
Foreign currency forward contract	—	(337)	—	(337)
	$—	$72,215	$—	$72,215
As of December 31, 2009				
Securities available-for-sale				
U.S. government obligations	$—	$40,078	$—	$40,078
Municipal securities	—	28,873	—	28,873
Corporate bonds	—	2,046	—	2,046
Foreign currency forward contract	—	(259)	—	(259)
	$—	$70,738	$—	$70,738

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contract is classified within Level 2 as the valuation inputs are based on quoted market prices. There were no financial assets classified within Level 3 during 2010 and 2009. The following table is a reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	Year Ended December 31, 2008
Balance as of January 1, 2008	$ —
Transfers into Level 3	6,770
Redemptions	(6,770)
Balance as of December 31, 2008	$ —

As of December 31, 2007, the Company had $13.1 million invested in municipal auction rate securities ("MARS"). Liquidity for these securities is typically provided by an auction process that resets the applicable interest rate at pre-determined 35-day intervals. Auctions for six securities with a par value of $11.2 million began to fail in February 2008 and, as a result, the Company had been unable to liquidate these holdings. During 2008, all of the securities were redeemed or had successful auctions at par value. The Company no longer has any investments in MARS.

The Company enters into foreign currency forward contracts with a noncontrolling stockholder broker-dealer client to hedge the exposure to variability in foreign currency cash flows resulting from the net investment in the Company's U.K. subsidiary. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are for a one-month period and are used to limit exposure to foreign currency exchange rate fluctuations. The gross and net fair value liability of $0.3 million as of both December 31, 2010 and 2009, respectively, is included in accounts payable, in the Consolidated Statements of Financial Condition. Gains or losses on foreign currency forward contracts designated as hedges are included in accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. A summary of the foreign currency forward contracts is as follows:

	As of December 31,	
	2010	2009
	(In thousands)	
Notional value	$29,117	$28,040
Fair value of notional	29,454	28,299
Gross and net fair value (liability)	$ (337)	$ (259)

The following is a summary of the Company's securities available-for-sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
As of December 31, 2010				
U.S. government obligations	$40,383	$968	$ —	$41,351
Municipal securities	29,150	14	(19)	29,145
Corporate bonds	2,056	—	—	2,056
Total securities available-for-sale	$71,589	$982	$(19)	$72,552
As of December 31, 2009				
U.S. government obligations	$39,629	$469	$(20)	$40,078
Municipal securities	28,878	4	(9)	28,873
Corporate bonds	2,028	18	—	2,046
Total securities available-for-sale	$70,535	$491	$(29)	$70,997

The following table summarizes the contractual maturities of securities available-for-sale:

	As of December 31, 2010	As of December 31, 2009
	(In thousands)	
Less than one year	$23,593	$30,919
Due in 1 — 5 years	48,959	40,078
Total securities available-for-sale	$72,552	$70,997

Proceeds from the maturities and sale of securities available-for-sale during 2010, 2009 and 2008 were $65.4 million, $22.1 million and $46.3 million, respectively.

The following table provides fair values and unrealized losses on securities available-for-sale and by the aging of the securities' continuous unrealized loss position:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(In thousands)					
As of December 31, 2010						
U.S. government obligations	$ —	$ —	$—	$—	$ —	$ —
Municipal securities	18,218	(19)	—	—	18,218	(19)
Corporate bonds	—	—	—	—	—	—
Total	$18,218	$(19)	$—	$—	$18,218	$(19)
As of December 31, 2009						
U.S. government obligations	$ 9,944	$(20)	$—	$—	$ 9,944	$(20)
Municipal securities	13,644	(9)	—	—	13,644	(9)
Corporate bonds	—	—	—	—	—	—
Total	$23,588	$(29)	$—	$—	$23,588	$(29)

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization, are comprised of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Computer hardware and related software	$ 13,534	$ 14,932
Office hardware	1,630	1,417
Furniture and fixtures	1,449	2,305
Leasehold improvements	4,582	4,008
Computer hardware under capital lease	1,419	1,419
Accumulated depreciation and amortization	(13,166)	(17,225)
Total furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	$ 9,448	$ 6,856

During the years ended December 31, 2010, 2009 and 2008, depreciation and amortization expense was $2.6 million, $2.2 million and $2.3 million, respectively.

6. Software Development Costs

During the years ended December 31, 2010, 2009 and 2008, software development costs totaling $1.9 million, $1.9 million and $2.4 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations. During the years ended December 31, 2010, 2009 and 2008, amortization expense was $2.2 million, $3.0 million and $3.5 million, respectively. Software development costs, net, are comprised of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Software development costs	$ 21,195	$ 19,302
Accumulated amortization	(18,098)	(15,882)
Total software development costs, net	$ 3,097	$ 3,420

7. Acquisition

On March 5, 2008, the Company acquired all of the outstanding capital stock of Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services designed to optimize electronic trading of fixed-income, equity and other exchange-based products, and approximately ten percent of the outstanding capital stock of TradeHelm, Inc., a Delaware corporation that was spun-out from Greenline immediately prior to the acquisition. The acquisition of Greenline broadens the range of technology services that the Company offers to institutional financial markets, provides an expansion of the Company's client base, including global exchanges and hedge funds, and further diversifies the Company's revenues beyond the core electronic credit trading products. The results of operations of Greenline are included in the Consolidated Financial Statements from the date of the acquisition.

The aggregate consideration for the Greenline acquisition was $41.1 million, comprised of $34.7 million in cash, 725,923 shares of common stock valued at $5.8 million and $0.6 million of acquisition-related costs. In addition, the sellers were eligible to receive up to an aggregate of $3.0 million in cash, subject to Greenline attaining certain earn-out targets in 2008 and 2009. A total of $1.4 million was paid to the sellers in 2009 based on the 2008 earn-out target, bringing the aggregate consideration to $42.4 million. The 2009 earn-out target was not met. A total of $2.0 million of the purchase price, which had been deposited into escrow accounts to satisfy potential indemnity claims, was distributed to the sellers in March 2009. The shares of common stock issued to each selling shareholder of Greenline were released in two equal installments on December 20, 2008 and December 20, 2009, respectively. The value ascribed to the shares was discounted from the market value to reflect the non-marketability of such shares during the restriction period. The purchase price allocation is as follows (in thousands):

Cash	$ 6,406
Accounts receivable	2,139
Amortizable intangibles	8,330
Goodwill	29,405
Deferred tax assets, net	3,410
Other assets, including investment in TradeHelm	1,429
Accounts payable, accrued expenses and deferred revenue	(8,701)
Total purchase price	$42,418

The amortizable intangibles include $3.2 million of acquired technology, $3.3 million of customer relationships, $1.3 million of non-competition agreements and $0.5 million of tradenames. Useful lives of ten years and five years have been assigned to the customer relationships intangible and all other amortizable intangibles, respectively. The identifiable intangible assets and goodwill are not deductible for tax purposes.

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the year ended December 31, 2008, as if the acquisition of Greenline had occurred as of the beginning of the period presented, after giving effect to certain purchase accounting adjustments. These pro forma results are not necessarily indicative of what the Company's operating results would have been had the acquisition actually taken place as of the beginning of the earliest period presented. The pro forma financial information includes the amortization charges from acquired intangible assets, adjustments to interest income and related tax effects (in thousands, except per share amounts).

Revenues	$94,676
Income before income taxes	$13,159
Net income	$ 8,105
Basic net income per common share	$ 0.23
Diluted net income per common share	$ 0.22

8. Goodwill and Intangible Assets

Goodwill and intangible assets principally relate to the acquisitions of Greenline in 2008 and Trade West Systems, LLC ("TWS") in 2007. Goodwill was $31.8 million as of both December 31, 2010 and 2009.

	Year Ended December 31,	
	2010	2009
	(In thousands)	
Greenline acquisition	$29,405	$29,405
TWS acquisition	2,177	2,177
Other	202	202
Total	$31,784	$31,784

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2010			December 31, 2009		
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
			(In thousands)			
Technology	$4,010	$(2,505)	$1,505	$4,010	$(1,807)	$2,203
Customer relationships	3,530	(1,584)	1,946	3,530	(1,119)	2,411
Non-competition agreements	1,260	(710)	550	1,260	(459)	801
Tradenames	590	(363)	227	590	(259)	331
Total	$9,390	$(5,162)	$4,228	$9,390	$(3,644)	$5,746

Amortization expense associated with identifiable intangible assets was $1.5 million, $1.6 million and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. Estimated total amortization expense is $1.5 million for 2011, $1.4 million for 2012, $0.5 million for 2013, $0.3 million for 2014 and $0.2 million for 2015.

During the third quarter of 2008, the Company determined that the technology, customer relationships and tradename intangible assets recognized in connection with the TWS acquisition were impaired. A charge of $0.7 million was recorded to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Current:			
Federal	$ —	$ (308)	$ 124
State and local	355	57	29
Foreign	1,348	2,022	253
Total current provision	1,703	1,771	406
Deferred:			
Federal	14,494	6,763	1,883
State and local	3,170	5,014	1,076
Foreign	115	399	1,570
Total deferred provision	17,779	12,176	4,529
Provision for income taxes	$19,482	$13,947	$4,935

Pre-tax income from U.S. operations was $46.1 million, $21.6 million and $6.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. Pre-tax income from foreign operations was $4.8 million, $8.4 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income taxes by the U.S. federal statutory rate of 35% is as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
U.S. federal tax at statutory rate	$17,819	$10,517	$4,492
State and local taxes — net of federal benefit	2,357	1,836	685
Stock compensation	(45)	361	350
Change in rates for deferred tax assets	39	1,561	(19)
Tax-exempt interest income	(45)	(175)	(655)
Other, net	(643)	(153)	82
Provision for income taxes	$19,482	$13,947	$4,935

During 2009, the Company reduced the income tax rates used for recording the deferred tax assets to reflect the tax rates anticipated to be in effect when the temporary differences are expected to reverse, resulting in a decrease in the deferred tax assets and an increase in tax expense of $1.6 million. The 2009 tax rate change reflects a refinement in the Company's state and local tax apportionment methodology. The following is a summary of the Company's net deferred tax assets:

	As of December 31,	
	2010	2009.
	(In thousands)	
Deferred tax assets		
U.S net operating loss carryforwards	$ 6,935	$15,975
Foreign net operating loss carryforwards	237	403
Depreciation	789	754
Stock compensation expense	6,945	5,807
Tax credits	6,035	3,314
Other	1,958	1,891
Total deferred tax assets	22,899	28,144
Valuation allowance	(249)	(666)
Net deferred tax assets	22,650	27,478
Deferred tax liabilities		
Capitalized software development costs	(1,210)	(1,294)
Intangible assets	(1,627)	(2,204)
Deferred tax assets, net	$19,813	$23,980

As of December 31, 2010, the Company has deferred tax assets associated with stock-based compensation of approximately $6.9 million. There is a risk that the ultimate tax benefit realized upon the exercise of stock options or vesting of restricted stock could be less than the tax benefit previously recognized and exhaust the additional-paid-in-capital pool. If this should occur, any excess tax benefit previously recognized would be reversed, resulting in an increase in tax expense. Since the tax benefit to be realized in the future is unknown, it is not currently possible to estimate the impact on the deferred tax balance. As of December 31, 2010, the additional paid-in-capital pool is approximately $15.8 million. The additional paid-in-capital pool is determined under a one pool approach for employee and non-employee awards.

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of Expiration	Tax Operating Losses	Tax Credits
	(In thousands)	
U.S. carryforwards:		
2012 to 2018	$ —	$ 193
2019	—	1,393
2020	—	2,043
2021	4,392	—
2022 to 2027	10,424	1,577
2028 to 2030	14,952	198
Total U.S. carryforwards	29,768	5,404
Credits with no expiration date		631
Foreign carryforwards expiring from 2026 to 2029	622	—
Total	$30,390	$6,035

In April 2000, the Board of Directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company reserved for issuance 5,000,002 shares of common stock. The warrants were issued to holders of Series A, C, E and I redeemable convertible preferred stock (the "Warrant Holders"). The Warrant Holders were entitled to purchase shares of common stock from the Company at an exercise price of $.003 per share. The warrants were issued to the Warrant Holders at the time that they made an equity investment in the Company. Allocations were based on each broker-dealer client's respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis. The final share allocations under the warrant program occurred on March 1, 2004. Shares allocated under the warrant program were expensed on a quarterly basis at fair market value. All of the warrants were exercised prior to 2008. Through December 31, 2009, the tax benefit on a portion of the tax deduction generated on the exercise of the warrants had not yet been recorded. During 2010, the Company recognized a portion of the tax benefits amounting to $11.4 million as an increase to additional paid-in-capital due to the expected utilization of the related tax loss carryforwards of $31.0 million. The remaining deferred tax benefit of approximately $4.2 million related to the residual unutilized tax loss carryforward of $10.4 million will be recognized once the tax benefit serves to reduce taxes payable.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $24.0 million as of December 31, 2010. However, only $4.4 million is deemed utilizable and recognized as a net operating loss carryforward. Greenline experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code in 2008. The Company does not believe that this ownership change significantly impacts the ability to utilize acquired net operating loss carryforwards, which amount to $15.0 million as of December 31, 2010. In addition, the Company's net operating loss and tax credit carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded. As of December 31, 2010, the valuation allowance relates to certain foreign and state tax loss carryforwards that are not expected to be realized. A summary of the changes in the valuation allowance follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Valuation allowance at beginning of year	$ 666	$ 567	$ 623
Increase (decrease) to valuation allowance attributable to:			
Net operating losses	(132)	39	156
Temporary differences	—	186	(212)
Tax credits	(285)	(126)	—
Valuation allowance at end of year	$ 249	$ 666	$ 567

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. No income tax returns have been audited, with the exception of New York city (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns.

As of December 31, 2010, the Company has unrecognized tax benefits of $3.3 million. If recognized, this entire amount would impact the effective tax rate. The Company currently anticipates the amount of unrecognized tax benefits to increase by approximately $0.3 million by December 31, 2011. A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Balance at beginning of year	$2,924	$2,685	$2,685
Additions for tax positions of prior years	277	239	—
Additions for tax positions of current year	128	—	—
Balance at end of year	$3,329	$2,924	$2,685

10. Related Parties

The Company generates commissions, technology products and services revenues, information and user access fees, investment income and other income and related accounts receivable balances from Stockholder Broker-Dealer Clients or their affiliates. In addition, a Stockholder Broker-Dealer Client acts in an investment advisory, custodial and cash management capacity for the Company. The Company also maintained an account with and paid commissions to this Stockholder Broker-Dealer Client in connection with the Company's share repurchase program. The Company incurs investment advisory and bank fees in connection with these arrangements. As of the dates and for the periods indicated below, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of December 31,	
	2010	2009
	(In thousands)	
Cash and cash equivalents	$110,642	$101,273
Securities and cash provided as collateral	4,049	4,067
Accounts receivable	829	3,431
Accounts payable	66	29

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Commissions	$5,541	$14,103	$12,466
Technology products and services	16	35	33
Information and user access fees	132	243	276
Investment income	113	214	1,165
Other income	63	152	169
General and administrative	27	79	57

As of December 31, 2009, the Company had loans and interest receivable due from the Chief Executive Officer of $0.7 million, which are described in more detail in Footnote 11, "Stockholders' Equity." The accrued interest on the loans was recorded in accounts receivable and the principal amount was recorded as a receivable for common stock subscribed in stockholders' equity on the Consolidated Statements of Financial Condition. During both 2009 and 2008, principal and interest payments of $0.3 million were received. In July 2010, the loan and interest receivable were paid in full.

11. Stockholders' Equity

Common Stock

As of December 31, 2010 and 2009, the Company had 110,000,000 authorized shares of common stock and 10,000,000 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of voting common stock at any time subject to a limitation on conversion to the extent such conversion would result in a stockholder, together with its affiliates, owning more than 9.99% of the outstanding shares of common stock.

In October 2006, the Board of Directors of the Company authorized a share repurchase program for up to $40.0 million of common stock. Shares repurchased under the program are held in treasury for future use. During 2008, a total of 221,406 shares were repurchased at a cost of $2.8 million. The share repurchase program was completed in January 2008. A total of 2,864,120 shares were repurchased at an aggregate cost of $40.0 million over the life of the repurchase program.

In June 2010, the Board of Directors of the Company authorized a share repurchase program for up to $30.0 million of the Company's common stock. Shares repurchased under the program are held in treasury for future use. The share repurchase program was completed in December 2010. A total of 1,939,620 shares were repurchased at an aggregate cost of $30.0 million over the life of the repurchase program.

Common Stock Subscribed

In 2001, the Company awarded 289,581 shares to the Company's Chief Executive Officer at $3.60 per share, which vested over a three-year period. The common stock subscribed was issued in 2001 in exchange for four eleven-year promissory notes that bore interest at the applicable federal rate and were collateralized by the subscribed shares. In July 2010, the loan and interest receivable were paid in full.

Series B Preferred Stock and Warrants

On June 2, 2008, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with two funds managed by Technology Crossover Ventures (the "Purchasers"), pursuant to which the Company agreed to issue and sell to the Purchasers (i) 35,000 shares of the Company's Series B Preferred Stock, which shares are convertible into an aggregate of 3,500,000 shares of common stock and (ii) warrants (the "Warrants" and, together with the Series B Preferred Stock, the "Securities") to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share, for an aggregate purchase price of $35.0 million. The Securities were purchased in two tranches on June 3, 2008 and July 14, 2008, with the first tranche representing 28,000 shares of Series B Preferred Stock and Warrants to purchase 560,000 shares of common stock for an aggregate purchase price of $28.0 million, and the second tranche representing the remainder of the Securities for an aggregate purchase price of $7.0 million. The net proceeds, after the placement agent fee and legal fees, were $26.8 million for the first tranche and $6.8 million for the second tranche.

The Purchasers have the right to nominate one director to the Board of Directors of the Company if they beneficially own at least 1,750,000 shares of common stock. The Purchasers also have registration rights that require the Company, within six months after the closing date, to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants (collectively, the "Registrable Shares"), and to cause such registration statement to become effective under the Securities Act of 1933, as amended, no later than 12 months after the closing. On January 22, 2009, a registration statement on Form S-3 registering the resale of the Registrable Shares was declared effective by the SEC. The Company has also agreed to provide the Purchasers with piggyback registration rights on certain public offerings of securities by the Company.

The purchase price of the Series B Preferred Stock was $1,000.00 per share (the "Original Series B Issue Price"). In the event of a Liquidation Event (as such term is defined in the Series B Certificate of Designation), each holder of the Series B Preferred Stock is entitled to receive, prior to any distribution to the holders of the common stock, the greater of (i) an amount per share of Series B Preferred Stock equal to the Original Series B Issue Price, plus any declared but unpaid dividends thereon, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of common stock issuable upon conversion of the Series B Preferred Stock then held by such holder.

The shares of Series B Preferred Stock are convertible at any time by the holders thereof at a conversion price of $10.00 per share, subject to anti-dilution adjustments in the event of a stock split, stock dividend, reverse stock split or similar transaction. The Series B Preferred Stock will be automatically converted into shares of common stock at the then-applicable conversion price if at any time after June 3, 2009 (the first anniversary of the original issuance of the Series B Preferred Stock), the closing price of the common stock is at least $17.50 on each trading day for a period of 65 consecutive trading days. On January 24, 2011, all of the shares of the Series B Preferred Stock were manditorily and automatically converted into 3,499,999 shares of common stock.

The Series B Preferred Stock includes a dividend right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such shares of Series B Preferred Stock would be convertible at the time. The holders of the Series B Preferred Stock also have voting rights equal to the aggregate number of shares of common stock issuable upon conversion of such holders' shares of Series B Preferred Stock.

As discussed above, the Warrants entitle the Purchasers to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share. The Warrants may be exercised for cash or on a net exercise basis. The Warrants expire on the tenth anniversary of the date they were first issued and are subject to customary anti-dilution adjustments in the event of stock splits, reverse stock splits, stock dividends and similar transactions. The net proceeds from the issuance have been allocated to the Series B Preferred Stock and Warrants based on their relative fair value on the respective closing dates and resulted in $3.2 million being allocated to the Warrants. The fair value of the Warrants was computed using the Black-Scholes option-pricing model.

The Series B Preferred Stock does not contain an unconditional obligation requiring the Company to redeem the shares at a specified date or upon the occurrence of an event certain. While liability classification does not apply, there are certain liquidation scenarios not solely within the Company's control. Therefore, the portion of the net proceeds attributable to the Series B Preferred Stock is not classified as permanent equity. The Series B Preferred Stock is not being accreted to its redemption value since the occurrence of a redemption event is not considered probable.

Dividends

Prior to 2009, the Company retained all earnings for investment in its business. In October 2009, the Company's Board of Directors approved a regular quarterly dividend. The first quarterly cash dividend of $0.07 per share was paid to holders of common stock outstanding or issuable upon conversion of outstanding shares of non-voting common stock and Series B Preferred Stock in November 2009. In January 2011, the Company's Board of Directors approved an increase in the quarterly cash dividend to $0.09 per share payable on March 2, 2011 to such stockholders of record as of the close of business on February 16, 2011. Any future declaration and payment of dividends will be at the sole discretion of the Company's Board of Directors. The Board of Directors may take into account such matters as general business conditions, the Company's financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends to the Company's stockholders or by the Company's subsidiaries to the parent and any such other factors as the Board of Directors may deem relevant.

Stockholder Rights Agreement

On June 2, 2008, the Board of Directors adopted and the Company's stockholders subsequently ratified a stockholders rights agreement and declared a distribution of one right (a "Right") for each outstanding share of common stock and non-voting common stock, to stockholders of record at the close of business on June 20, 2008 and for each share of common stock and non-voting common stock issued by the Company thereafter and prior to the Distribution Date (as defined in the stockholders rights agreement). Each Right entitles the registered holder, subject to the terms of the stockholders rights agreement, to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.001 per share (a "Unit), at a price of $40.00 per Unit, subject to adjustment.

12. Stock-Based Compensation Plans

The Company has three stock incentive plans which provide for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, or other stock-based awards as incentives and rewards to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. As of December 31, 2010, there were 4,303,905 shares available for grant under the stock incentive plans.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Employee:			
Stock options	$1,728	$2,858	$3,757
Restricted stock and performance shares	6,588	5,040	2,832
	8,316	7,898	6,589
Non-employee directors:			
Stock options	83	143	139
Restricted stock	570	373	333
	653	516	472
Total stock-based compensation	$8,969	$8,414	$7,061

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors in general and administrative expenses in the Consolidated Statements of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period. Options expire ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2010, 2009 and 2008 was $5.45, $4.60 and $4.51, respectively. The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the three years ended December 31, 2010:

	2010	2009	2008
Expected life (years)	5.0	5.4	6.1
Risk-free interest rate	2.2%	2.4%	3.1%
Expected volatility	50.0%	49.8%	37.6%
Expected dividend yield	2.0%	0.0%	0.0%

The following table reports stock option activity during the three years ended December 31, 2010 and the intrinsic value as of December 31, 2010:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
				(In thousands)
Outstanding at December 31, 2007	5,026,892	$ 9.05		
Granted	851,620	$10.77		
Canceled	(516,408)	$11.60		
Exercised	(74,929)	$ 2.93		
Outstanding at December 31, 2008	5,287,175	$ 9.17		
Granted	140,239	$ 9.66		
Canceled	(199,932)	$11.07		
Exercised	(60,924)	$ 9.54		
Outstanding at December 31, 2009	5,166,558	$ 9.10		
Granted	8,239	$14.10		
Canceled	(12,575)	$13.85		
Exercised	(758,660)	$ 9.17		$ 5,861
Outstanding at December 31, 2010	4,403,562	$ 9.09	4.4	$51,631
Exercisable at December 31, 2010	4,034,463	$ 8.95	4.2	$47,841

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2010 of $20.81 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2010, there was $0.5 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 0.7 years.

Restricted Stock and Performance Shares

Shares of restricted stock generally vest over a period of three years. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Performance share awards are granted to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period. For 2010 and 2009, the pay-out achievement was 150% of the performance award. The Company failed to meet the pre-tax operating income per share target for 2008 and, accordingly, all of the performance share awards were forfeited. The following table reports performance share activity for the three years ended December 31, 2010:

Performance Year	2010	2009	2008
Share pay-out at plan	87,035	137,778	177,680
Actual share pay-out in following year	130,552	206,664	0
Fair value per share on grant date	$ 14.29	$ 7.94	$ 10.93

The following table reports restricted stock and performance share activity during the three years ended December 31, 2010:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	707,003	$12.69
Granted	151,915	
Canceled	(6,967)	
Vested	(203,957)	
Outstanding at December 31, 2008	647,994	$12.14
Granted	659,520	
Canceled	(500)	
Vested	(272,875)	
Outstanding at December 31, 2009	1,034,139	$ 9.64
Granted	549,264	
Performance share pay-out	206,664	
Canceled	(71,152)	
Vested	(474,051)	
Outstanding at December 31, 2010	1,244,864	$11.23

As of December 31, 2010, there was $9.0 million of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.7 years.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except share and per share amounts)		
Basic EPS			
Net income	$ 31,428	$ 16,102	$ 7,899
Amount allocable to common shareholders	90.5%	90.5%	94.3%
Net income applicable to common stock	$ 28,427	$ 14,569	$ 7,449
Common stock — voting	30,573,523	30,678,174	30,245,269
Common stock — non-voting	2,585,654	2,585,654	2,585,654
Basic weighted average shares outstanding	33,159,177	33,263,828	32,830,923
Basic earnings per share	$ 0.86	$ 0.44	$ 0.23
Diluted EPS			
Net income	$ 31,428	$ 16,102	$ 7,899
Basic weighted average shares outstanding	33,159,177	33,263,828	32,830,923
Effect of dilutive shares:			
Series B Preferred Stock	3,500,000	3,500,000	1,983,334
Stock options, restricted stock and warrants	2,392,009	1,318,151	923,122
Diluted weighted average shares outstanding	39,051,186	38,081,980	35,737,379
Diluted earnings per share	$ 0.80	$ 0.42	$ 0.22

Stock options, restricted stock and warrants totaling 446,187 shares, 3,647,376 shares and 4,718,939 shares for the years ended December 31, 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive. The computation of diluted shares can vary among periods due, in part, to the change in the average price of the Company's common stock.

14. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring at various dates through 2022. Office space leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments as of December 31, 2010 under such operating and capital leases, net of future sublease income of $0.3 million in 2011, were as follows:

Year Ending December 31,	Operating Leases	Capital Leases
	(In thousands)	
2011	$ 1,843	$ 336
2012	1,805	336
2013	1,790	322
2014	1,756	42
2015	2,014	—
2016 and thereafter	12,186	—
Minimum lease payments	21,394	1,036
Less amount representing interest	—	110
	$21,394	$ 926

Rental expense for the years ended December 31, 2010, 2009 and 2008 was $2.7 million, $2.7 million and $2.2 million, respectively, and is included in occupancy expense in the Consolidated Statements of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

The Company has entered into a sublease agreement on one of its leased properties through the April 2011 lease termination date. In May 2008, the Company assigned the lease agreement on another leased property to a third party. The Company is contingently liable should the assignee default on future lease obligations through the November 2015 lease termination date. The aggregate amount of future lease obligations under these two arrangements is $2.1 million as of December 31, 2010.

The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation as collateral for these standby letters of credit. This collateral is included with securities and cash provided as collateral in the Consolidated Statements of Financial Condition and had a fair market value as of December 31, 2010 and 2009 of $3.5 million.

The Company, through two regulated subsidiaries, executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. The Company acts as intermediary on a riskless principal basis in these bond transactions by serving as counterparty to the two clients involved. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under securities clearing agreements with the independent third party, the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2010, the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.9 million. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreements between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2010, the Company had not recorded any liabilities with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In January 2007, a former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add MarketAxess Holdings Inc. as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding and, by a decision dated July 12, 2010, the FINRA arbitration panel denied the former employee's claims, totaling approximately $0.9 million, in their entirety. The former employee's right to appeal the panel's decision expired in October 2010.

15. Segment Information

As an electronic multi-dealer platform for the trading of fixed-income securities, the Company's operations constitute a single business segment. Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

16. Retirement Savings Plans

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ended December 31, 2010, 2009 and 2008, the Company contributed $0.9 million, $0.6 million and $0.4 million, respectively, to the plans.

17. Customer Concentration

During the years ended December 31, 2010, 2009 and 2008, no single client accounted for more than 10% of total revenue. One institutional investor client accounted for approximately 15.8%, 12.1% and 10.8% of trading volumes during the years ended December 31, 2010, 2009 and 2008, respectively. This institutional investor client also beneficially owns more than 5% of the outstanding shares of the Company's common stock.

18. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of issuance of the accompanying Consolidated Financial Statements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* See Item 8 of this Annual Report on Form 10-K.

(c) *Attestation Report of the Independent Registered Public Accounting Firm.* See Report of Independent Registered Public Accounting Firm included in Item 8 of this Annual Report on Form 10-K.

(d) *Changes in Internal Control Over Financial Reporting.* There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2010 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Other Matters — Section 16(a) beneficial ownership reporting compliance" in the Company's definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2011. The Company intends to file the Proxy Statement within 120 days after the end of its fiscal year (i.e., on or before April 30, 2011). The Company's Code of Conduct applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.marketaxess.com. If the Company makes any amendments to its Code of Conduct that is required to be disclosed pursuant to the Exchange Act, the Company will make such disclosures on its website.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters — Directors' compensation" in the Company's Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average ExercisePrice of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	3,514,673	$10.70	4,303,905
Equity compensation plans not approved by stockholders(2)	888,889	$ 2.70	—
Total	4,403,562	$ 9.09	4,303,905

(1) These plans consist of the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006), 2001 Stock Incentive Plan and 2000 Stock Incentive Plan.

(2) Represents the grant of a stock option made in February 2003 to a senior officer. This option is fully vested.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm — Audit and other fees" in the Company's Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1	Intentionally omitted
3.2*	Amended and Restated Certificate of Incorporation
3.3	Intentionally omitted
3.4*	Amended and Restated Bylaws
3.5	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.6	Form of Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.1*	Specimen Common Stock certificate
4.2*	Sixth Amended and Restated Registration Rights Agreement
4.3*	See Exhibits 3.2 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.4	Investor Rights Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.5	Form of Warrant issued by MarketAxess Holdings Inc. (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.6	Stockholders Rights Agreement, dated as of June 2, 2008 by and between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
10.1	Letter Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 14, 2011)#
10.2	Securities Purchase Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
10.3*	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.4	Letter Agreement, dated January 19, 2011, between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 14, 2011)#
10.5	Stock Option Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 13, 2006)#
10.6*	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan#
10.7*	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.8*	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.9*	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans#

Number	Description
10.10(a)	MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.10(b)	Form of Incentive Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix B to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.10(c)	Form of Non Qualified Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006) (incorporated by reference to Appendix C to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)#
10.11*	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan#
10.12*	Form of Indemnification Agreement
10.13	Form of Performance Share Award Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.14	Form of Performance Share Award Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.15	Form of Restricted Stock Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.16	Form of Incentive Stock Option Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 15, 2008)#7644/49479-001 Current/10733007v1 02/07/2008 06:55 PM
10.17	Form of Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.18	Form of Incentive Stock Option Agreement for Mr. Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 15, 2008)#
10.19	Form of Restricted Stock Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (Amended and Restated effective April 28, 2006) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 23, 2009)#
10.20(a)	MarketAxess Severance Pay Plan, effective August 1, 2006 (incorporated by reference to Exhibit 10.28(a) to the registrant's Form 10-K for the year ended December 31, 2009 filed on March 3, 2009)#
10.20(b)	Amendment No. 1 to MarketAxess Severance Pay Plan, dated as of December 17, 2008 (incorporated by reference to Exhibit 10.28(b) to the registrant's Form 10-K for the year ended December 31, 2009 filed on March 3, 2009)#
10.21	Guidelines for Restricted Stock Units granted under the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective as of April 28, 2006) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.22	Form of Restricted Stock Unit Agreement for employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.23	Form of Restricted Stock Unit Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006) (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 19, 2011)#

Number	Description
10.24	Incentive Stock Option Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey Incentive Stock Option Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.25	Incentive Stock Option Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.7 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.26	Restricted Stock Unit Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and Richard M. McVey (incorporated by reference to Exhibit 10.8 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
10.27	Restricted Stock Unit Agreement, dated January 19, 2011, by and between MarketAxess Holdings Inc. and T. Kelley Millet (incorporated by reference to Exhibit 10.9 to the registrant's Current Report on Form 8-K dated January 19, 2011)#
21.1**	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers LLP
31.1**	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the identically-numbered exhibit to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718).

** Filed herewith.

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

Date: February 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date
/s/ RICHARD M. MCVEY Richard M. McVey	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 24, 2011
/s/ ANTONIO L. DELISE Antonio L. DeLise	Chief Financial Officer (principal financial and accounting officer)	February 24, 2011
/s/ SHARON BROWN-HRUSKA Sharon Brown-Hruska	Director	February 24, 2011
/s/ ROGER BURKHARDT Roger Burkhardt	Director	February 24, 2011
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	February 24, 2011
/s/ DAVID G. GOMACH David G. Gomach	Director	February 24, 2011
/s/ CARLOS HERNANDEZ Carlos Hernandez	Director	February 24, 2011
/s/ RONALD M. HERSCH Ronald M. Hersch	Director	February 24, 2011
/s/ JEROME S. MARKOWITZ Jerome S. Markowitz	Director	February 24, 2011
/s/ T. KELLEY MILLET T. Kelley Millet	President and Director	February 24, 2011
/s/ NICOLAS S. ROHATYN Nicolas S. Rohatyn	Director	February 24, 2011
/s/ JOHN STEINHARDT John Steinhardt	Director	February 24, 2011
/s/ ROBERT TRUDEAU Robert Trudeau	Director	February 24, 2011

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Canada Limited	Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File Number 333-155628) and Form S-8 (File Numbers 333-120229 and 333-136101) of MarketAxess Holdings Inc. of our report dated February 24, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
February 24, 2011

Exhibit 31.1

CERTIFICATIONS

I, Richard M. McVey, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer
(principal executive officer)

Dated: February 24, 2011

Exhibit 31.2

CERTIFICATIONS

I, Antonio L. DeLise, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Antonio L. DeLise

Antonio L. DeLise
Chief Financial Officer
(principal financial and accounting officer)

Dated: February 24, 2011

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2010

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard M. McVey, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

February 24, 2011

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

Exhibit 32.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2010

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio L. DeLise, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ANTONIO L. DELISE

Antonio L. DeLise
Chief Financial Officer

February 24, 2011

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.